

07026197

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# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Danisco

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

FILE NO. 82- 03158    FISCAL YEAR 4-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 8/23/07

082-03138

# Annual Report 2006/07







DANISCO

First you add knowledge ...

## Contents



In the event of any discrepancy between the meaning of the Danish language version and the English language version of the Annual Report for 2006/07, the Danish version prevails

## Strategic focus and financial targets

Danisco has a broad product portfolio in food ingredients, sugar, technical enzymes and biobased solutions.

### Vision

Danisco wants to be the leading supplier of value-adding ingredients to industry globally.

### Mission

To accommodate consumer demand for healthy, safe and tasty food and to provide value-adding and sustainable biobased solutions to industry.

### Strategy

Danisco's strategy is to create value through:

- Organic growth
- Developing and capitalising on the technology platform
- Acquisitions

### Financial targets

Danisco builds on the concept of value-based management through the Group's financial and human resources. Continued focus on R&D and exploiting our technology platform will contribute to higher growth.

We aim to continuously increase earnings per share (before special items) and to have a capital structure, which over time will correspond to a gearing defined as a net interest-bearing debt/EBITDA ratio at the level of 3.0-4.5. A reduction of the capital base will be in the form of dividends and/or share buybacks.

In Ingredients, the long-term objective for organic growth is at the level of 3-6% and an EBIT margin before special items of at least 15%. In Sugar, the target is to optimise cash flows from the sugar production.



# Letter from the CEO



From left Mogens Granborg, Søren Bjerre-Nielsen and Tom Knutzen

2006/07 was a year of change for Danisco marked by the implementation of the strategy 'Unfolding the potential' and the ongoing restructuring of Sugar. And just after the end of the financial year, we entered into an agreement to divest the Flavours division to Swiss-based Firmenich. These initiatives have all contributed to boosting Danisco's business.

During the year, we have implemented initiatives under 'Unfolding the potential', the aim of which was to strengthen our competitive position through optimisation of the organisational structure and increased R&D efforts. This is to ensure the quick and efficient adaptability of the organisation to the ever more dynamic trading conditions.

Producing healthier foods has become a key priority for the food industry – and we welcome this trend. The industry has seen rising and more volatile raw material prices due to higher energy prices and hence increased focus on biofuel production. This has a negative impact on production costs, but also provides new growth opportunities for Danisco, as our ingredients make it possible for food producers to optimise their raw material consumption while at the same time making food healthier. Broad and global technology, sales and production platforms put Danisco in a strong position to leverage these opportunities.

Another important growth segment for Danisco is biobased solutions – primarily enzymes – for industrial applications, providing financial as well as significant environmental benefits.

The EU sugar reform has proved more challenging than originally expected, and the European Commission has submitted new proposals for reforming the sugar industry. Sugar has come a long way with adapting its production structure to the new market conditions. The goal is to maintain the position as one of the most efficient European sugar producers, which is presently what creates most value for Danisco.

Danisco is a knowledge-based company where value is created by the employees. Management will therefore pay special attention to further strengthening areas like cooperation, competencies, innovation and willingness to change. Danisco's committed employees provide a strong foundation for creating value for our stakeholders.

Tom Knutzen
CEO

# Key figures and financial ratios

| GROUP (DKKm) | | 2002/03 | 2003/04 | 2004/05 | 2005/06 | 2006/07 |
|---|---|---|---|---|---|---|
| **Income statement** | | | | | | |
| Revenue | | 16,551 | 16,397 | 17,835 | 20,912 | 20,362 |
| EBITDA before special items | | 3,271 | 3,001 | 3,050 | 3,289 | 3,331 |
| Operating profit before special items | | 2,354 | 2,108 | 2,086 | 2,159 | 2,239 |
| Special items | | (24) | 83 | (128) | (768) | (186) |
| Amortisation of goodwill | | (404) | (409) | - | - | - |
| Operating profit | | 1,926 | 1,782 | 1,958 | 1,391 | 2,053 |
| Net financial expenses | | (350) | (242) | (264) | (497) | (506) |
| Profit before tax | | 1,576 | 1,540 | 1,694 | 894 | 1,547 |
| Profit for the year | | 1,028 | 1,009 | 1,251 | 622 | 1,079 |
| **Cash flows** | | | | | | |
| Cash flow from operating activities | | 1,987 | 1,667 | 1,378 | 2,646 | 2,432 |
| Cash flow from investing activities | | (1,457) | 51 | (6,482) | (1,420) | (1,272) |
| of which net investments in intangible assets | | (90) | (106) | (119) | (178) | (127) |
| of which net investments in property, plant and equipment | | (797) | (670) | (695) | (1,067) | (1,121) |
| of which purchase and sale of enterprises and activities | | (470) | (42) | (5,665) | (159) | (60) |
| *of which purchase and sale of financial assets* | | (100) | 869 | (3) | (16) | 36 |
| Free cash flow | | 530 | 1,718 | (5,104) | 1,226 | 1,160 |
| **Balance sheet** | | | | | | |
| Assets | | 26,540 | 25,307 | 32,802 | 32,262 | 31,385 |
| Equity attributable to equity holders of the parent | | 11,404 | 11,612 | 11,953 | 12,408 | 12,644 |
| Equity | | 11,651 | 11,900 | 12,286 | 12,726 | 12,949 |
| Net interest-bearing debt | | 9,439 | 8,291 | 13,847 | 13,224 | 12,222 |
| Invested capital | | 19,443 | 19,405 | 27,369 | 26,566 | 25,843 |
| **Financial ratios (%)** | | | | | | |
| EBITDA margin | | 19.8 | 18.3 | 17.1 | 15.7 | 16.4 |
| EBIT margin | | 14.2 | 12.8 | 11.7 | 10.3 | 11.0 |
| RONOA | | 18.2 | 16.2 | 15.4 | 14.5 | 14.7 |
| ROIC | | 11.1 | 9.9 | 8.9 | 7.3 | 8.0 |
| ROE | | 8.4 | 8.5 | 10.2 | 4.6 | 8.4 |
| NIBD/EBITDA ratio | | 2.8 | 2.9 | 3.3 | 3.8 | 3.7 |
| **Share data** | | | | | | |
| Average number of shares | '000 | 52,366 | 49,907 | 49,584 | 48,909 | 48,728 |
| Average number of shares, diluted | '000 | 52,372 | 49,930 | 49,860 | 49,373 | 49,010 |
| Number of shares at year-end, diluted | '000 | 51,127 | 49,785 | 49,300 | 49,256 | 48,943 |
| Earnings per share: | | | | | | |
| EPS | DKK | 19.22 | 19.52 | 24.23 | 11.52 | 21.71 |
| DEPS | DKK | 19.22 | 19.51 | 24.09 | 11.41 | 21.58 |
| *DEPS before amortisation of goodwill* | DKK | 27.72 | 28.41 | 24.09 | 11.41 | 21.58 |
| DEPS before amortisation of goodwill, special items and discontinued operations | DKK | 28.05 | 27.21 | 25.97 | 23.19 | 24.54 |
| Cash flow per share, diluted | DKK | 37.94 | 33.39 | 27.64 | 53.59 | 49.62 |
| Book value per share, diluted | DKK | 223 | 233 | 242 | 252 | 258 |
| Share price | DKK | 243 | 294 | 374 | 502 | 443 |
| **Paid to shareholders** | | | | | | |
| Dividends paid in the financial year | | 314 | 311 | 323 | 330 | 328 |
| Acquisition of treasury shares | | 864 | 356 | 300 | 52 | 123 |
| Total | | 1,178 | 667 | 623 | 382 | 451 |
| **Other data** | | | | | | |
| Average number of employees | | 8,356 | 8,440 | 9,235 | 10,636 | 10,423 |

For definitions of key figures please refer to Definition of key figures and financial ratios.

# Management's review

## Targets and strategy

### Ingredients

The 2006/07 results exceeded expectations at the beginning of the year. The positive EBIT margin and organic growth performance underpins our expectations of realising the financial targets for Ingredients as defined in connection with the launch of 'Unfolding the potential' in September 2006:

**EBIT margin in Ingredients: >15% (13.2% in 2006/07)**
- Bio Ingredients: 15-20% (14.8% in 2006/07)
- Texturants & Sweeteners: >15% (13.8% in 2006/07)

**Organic growth in Ingredients: 3-6% (5% in 2006/07)**
- Bio Ingredients: 5-10% (6% in 2006/07)
- Texturants & Sweeteners: 3-5% (6% in 2006/07)

To achieve these targets Ingredients has to achieve a return of at least 20% (18.1% in 2006/07) on net operating assets (RONOA).

The present technology, product and sales platform provides Ingredients with a strong foundation for realising its financial targets and capitalising on growth opportunities in the market like:

- Trend towards healthier food
- Trend towards food producers collaborating with ingredients producers on product development
- Growing demand for biobased industrial solutions – e.g. enzymes providing financial and environmental benefits compared with today's conventional processes

The aim of 'Unfolding the potential' – a reorganisation focusing on streamlining the organisational and management structure – is to pave the way for efficiency improvements throughout the value chain in Ingredients. Implementation is according to plan, and several structural measures to release resources have been launched already:

- *Optimisation of the R&D structure in Cultures and* Genencor
- Three plant closures within the Gums & Systems product area in the Texturants & Sweeteners division

Together with tight cost management these measures will drive the planned margin improvement and release additional resources for investments in new growth initiatives, e.g. enzyme systems for bioethanol production based on biomass.

Danisco's business platform is regularly the object of strategic evaluation. On the back of this, Danisco entered a DKK 3.36 billion agreement with Firmenich, Switzerland, on 3 May 2007 on the divestment of Flavours. A strategic partnership agreement was also concluded giving Danisco access to Firmenich's product range of flavours to the food industry. Hence, not only will the agreement with Firmenich strengthen Danisco's strategic platform in relation to our one-stop-supplier concept, but also our financial base. As a result of the Flavours divestment, focus on profitable growth will gradually be accelerated compared with the original plans under 'Unfolding the potential'. The sale of Flavours entails that some of the overhead costs that are not assumed by Firmenich will be assumed by the ingredients business. This calls for an adjustment of resources and hence the entire cost structure, but in the short term these costs will impact the EBIT margin in Ingredients.

### Sugar

The strategic options are evaluated regularly in Sugar. It is evident now that the pace with which the sugar industry has adapted to the sugar reform has been slower and more challenging than originally anticipated. It is still our assessment that our most value-creating option is to maintain the present priorities by focusing on:

- Maintaining the position as one of the most efficient sugar producers in Europe
- *Maximising cash flow from sugar production*
- Capitalising on by-products and the asset base from sugar production – e.g. bioethanol production in Germany

The financial targets for Sugar focus on maximising cash flow from sugar production, as the industry is non-growing and regulated in an EU perspective.

### Sugar production

The following targets have been set for sugar production:
- Cash flow from operations (before financials and tax) will exceed operating profit, as for a period of time investments will be below depreciation level due to the large investments of recent years into a modern and efficient production system
- Once the market balance has been restored, Sugar is expected to generate revenue of around DKK 5.5 billion and an EBIT margin of at least 10%

Sugar will receive total proceeds of more than DKK 0.4 billion in 2007/08 and 2008/09 from the sale of sugar quotas.

**By-products**

As was the case with bioethanol production in Germany, Sugar will make investments based on related product or production technology.

**Capital structure**

In connection with 'Unfolding the potential' a new target for the capital structure was defined:

- Gearing defined as a net interest-bearing debt/EBITDA ratio at the level of 3.0-4.5 (3.7 in 2006/07)
- A reduction of the capital base through dividends and/or share buybacks.

Share buybacks at the level of DKK 0.5 billion are expected to be effected once the divestment of Flavours is concluded in the first six months of 2007/08. The Group's capital structure is regularly evaluated in order to ensure an optimal balance between the Group's gearing, strategic initiatives and financial scope.

## Group financials

**Income statement**

In 2006/07, Danisco recorded revenue of DKK 20,362 million against DKK 20,912 million the year before, corresponding to a decline of 3%. Ingredients represented 66% and Sugar 34% of revenue in 2006/07 compared to 63% and 37% the year before. This change is attributable to the negative impact of the EU sugar reform, as a consequence of which Sugar recorded a revenue drop of 11% as expected. Ingredients, on the other hand, recorded revenue growth of 3%, made up of 5% organic growth and a negative currency effect of 2%.

Gross profit was DKK 7,128 million against DKK 7,240 million the year before. That corresponds to a gross margin of 35.0% in 2006/07 against 34.6% the year before. The rising gross margin was driven by improvements in Ingredients and a setback in Sugar due to the sugar reform.

EBITDA before special items and share-based payments declined DKK 192 million or 5% to DKK 3,310 million, corresponding to an EBITDA margin of 16.3% against 16.7% the year before. This development is due to a positive performance in Ingredients and corporate costs, while Sugar showed a negative performance due to the sugar reform.

Ordinary depreciation fell DKK 38 million or 3% to DKK 1,092 million due to the phasing out of production assets in Sugar and lower depreciation on various office premises as well as to currency impact. A DKK 56 million asset write-down in Sugar was expensed under special items.

EBIT before special items and share-based payments was DKK 2,218 million against DKK 2,372 million last year. That corresponds to an EBIT margin of 10.9% in 2006/07 against 11.3% the prior year. The earnings decline is solely attributable to Sugar, as Ingredients and 'corporate expenses' showed a positive performance in 2006/07.

Share-based payments were an income of DKK 21 million in 2006/07, against an expense of DKK 213 million the year before. The 2006/07 income is attributable to the declining Danisco share price during the financial year.

Special items were an expense of DKK 186 million against DKK 768 million the year before. This was as anticipated and mainly related to the integration of Genencor and implementation of 'Unfolding the potential'. Planned restructuring measures in Flavours were not implemented in 2006/07 due to the divestment to Firmenich. It was decided to start optimising certain production assets related to Rhodia Food Ingredients. The estimated amounts in the annual report for 2005/06 for compensation of the beet growers in connection with a quota sale and the depreciation amount were finally calculated at an additional DKK 108 million. This amount is offset by a DKK 96 million final calculation of production levies under the previous sugar regime, corresponding to a net expense in Sugar of DKK 12 million.

Net financial expenses were DKK 506 million in 2006/07 against DKK 497 million in the prior year. Financials in 2006/07 include a capital gain of DKK 43 million from the sale of shares in Cambridge Antibody Technology. The increased financial expenses are attributable to the rising interest level.

Profit before tax grew DKK 653 million or 73% to DKK 1,547 million in 2006/07. This increase is mainly due to share-based payments, special items and operating profit in Ingredients.

The tax expense amounted to DKK 468 million, equivalent to a tax rate of 30%. The corresponding figures for 2005/06 were DKK 261 million and 29% (the 2005/06 profit included a tax-free income of DKK 60 million).

Profit for the year 2006/07 rose DKK 457 million or 73% to DKK 1,079 million, an improvement against expectations at the start of the financial year. Profit before share-based payments went up 33% or DKK 265 million to DKK 1,062 million.

Minority interests' share of profit fell from DKK 58 million in 2005/06 to DKK 21 million in 2006/07. This is attributable to the share of profit in 2005/06 including non-recurring income relating to the restructuring in Sugar.

The share of profit attributable to equity holders of the parent increased 88% or DKK 494 million to DKK 1,058 million in 2006/07.

**Cash flow statement**

Cash flow from operating activities before change in working capital was DKK 2,113 million in 2006/07. Working capital contributed DKK 319 million compared with DKK 691 million the year before. Sugar was a driving factor in reducing the working capital. The underlying improvement in working capital was bigger than the figures from 2006/07, as Sugar received extraordinary restitution repayments from the EU in 2005/06.

In 2006/07 investments totalled DKK 1,272 million compared with DKK 1,420 million the year before. In 2006/07, DKK 60 million was included from acquisitions (CMC) against DKK 159 million the prior year (Genencor-related residual payment). Capital expenditure is mainly related to capacity expansions in Genencor and Cultures as well as new plant capacity for xylitol/xylose.

Free cash flow was DKK 1,160 million in 2006/07 against DKK 1,226 million in the prior year.

**Balance sheet**

The invested capital was DKK 25,843 million at year-end 2006/07 against DKK 26,566 million the year before, corresponding to a reduction of 3% or DKK 723 million. This positive development is attributable to currency impact and lower net working capital. The agreement on the divestment of Flavours of 3 May 2007 was not included in the balance sheet for 2006/07.

Net interest-bearing debt was taken down 8% or DKK 1,002 million to DKK 12,222 million. At the end of 2006/07, net interest-bearing debt corresponded to a gearing of 3.7 (net interest-bearing debt/EBITDA), which is in line with the target of a gearing ratio in the 3.0-4.5 interval.

Equity including minorities grew 2% or DKK 223 million to DKK 12,949 million in 2006/07. The increase is a combination of total recognised income of DKK 606 million (after adjustment for the translation of equity in foreign subsidiaries, among other things), dividend payouts of DKK 360 million and other negative capital adjustments of DKK 23 million.

## Ingredients

In 2006/07, Ingredients recorded revenue growth of 3%, made up of 5% organic growth and a negative currency effect of 2%. All divisions contributed positive organic growth in accordance with the financial targets. Bio Ingredients and Texturants & Sweeteners recorded the strongest growth rates. Growth was declining and fluctuating in Europe and North America during the second half of the year, whereas growth rates in general were satisfactory in the other geographical regions. The strongest contributing product groups were feed enzymes, cultures, functional systems and sweeteners. Of the product segments, confectionery, dairy and oils & fats grew the most.

**KEY FIGURES FOR INGREDIENTS**

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Revenue** | | |
| Bio Ingredients | 5,209 | 5,095 |
| Texturants & Sweeteners | 6,891 | 6,669 |
| Flavours | 1,562 | 1,555 |
| Eliminations | (26) | (30) |
| **Total** | 13,636 | 13,289 |
| Growth (%) | 3 | 35 |
| Organic growth (%) | 5 | 5 |
| **EBITDA** | 2,516 | 2,355 |
| EBITDA margin (%) | 18.5 | 17.7 |
| **EBIT** | | |
| Bio Ingredients | 772 | 632 |
| Texturants & Sweeteners | 949 | 961 |
| Flavours | 112 | 87 |
| Central R&D | (37) | (36) |
| **Total** | 1,796 | 1,644 |
| EBIT margin (%) | 13.2 | 12.4 |
| **RONOA (%)** | 18.1 | 16.4 |
| Net working capital | 3,903 | 4,034 |
| Net non-current assets | 6,098 | 5,925 |
| Net operating assets | 10,001 | 9,959 |
| Goodwill | 9,056 | 9,346 |
| Invested capital | 19,057 | 19,305 |

EBITDA rose 7% or DKK 161 million to DKK 2,516 million in 2006/07 with the EBITDA margin at 18.5%, up 0.8 percentage points in 2006/07. Bio Ingredients and Flavours contributed positively to the full-year margin performance. Due to increasing raw material and energy costs, Texturants & Sweeteners only saw a positive EBITDA margin performance in the second half of 2006/07.

Depreciation was DKK 720 million in 2006/07 against DKK 711 million in the prior year.

EBIT grew 9% or DKK 152 million to DKK 1,796 million. This corresponds to an EBIT margin of 13.2%, up 0.8 percentage points on last year.

RONOA for 2006/07 was up 1.7 percentage points to 18.1% due to a positive performance in operating profit and invested capital.

**Raw material supply and prices**
In 2005/06 and 2006/07, the raw material markets underwent structural changes due to increasing production of bioethanol and biodiesel, which have a direct and indirect impact on the price of raw materials included in the production of food ingredients and products. This has resulted in hefty price increases and a volatile price development, unprecedented in the food industry. Danisco believes that this will be of a permanent nature. Ingredients must therefore adapt its organisation and value chains to more dynamic market conditions. The extensive product range in Ingredients in the shape of various product offerings and technologies is a solid platform for offsetting the subsequent effects.

It is important to stress that many of Ingredients' products make it possible for:

- Food producers to limit the use of these raw materials
- Food producers to substitute raw materials, allowing for consumption to be optimised in line with the price of the various raw material substitutes.

Hence, the structural change in the raw material markets will generate growth and earnings opportunities for Ingredients.

**Trends in the food industry: Health & Nutrition**
The global food industry is seeing a number of trends, providing Danisco with a series of exciting growth opportunities:

- Demand for lower production costs through improved production processes for existing and new foods
- Food with an improved health and nutritional profile in response to the increasing global health problems like obesity and diabetes. The result is growing demand for food with a low energy and fat content

This type of food requires a greater content of, for example, Danisco's texturant ingredients, which constitute the building blocks in industrially produced food. Essential to these healthy foods are often active ingredients with a special functionality, typically backed by health claims. Second-generation products like prebiotic and probiotic cultures as well as xylitol and other speciality carbohydrates are already strong segments for Danisco. Therefore, Danisco will increasingly focus on expanding this product range of active ingredients – through own product development and external products.

## Product divisions

**BIO INGREDIENTS**

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Revenue** | 5,209 | 5,095 |
| Growth (%) | 2 | 119 |
| Organic growth (%) | 6 | 3 |
| EBIT | 772 | 632 |
| EBIT margin (%) | 14.8 | 12.4 |

Bio Ingredients is comprised of Genencor (enzymes) and Cultures (cultures and food safety), accounting for 38% of revenue in Ingredients. The organic growth rate in 2006/07 was 6% against 3% the year before. The declining sales growth of SPEZYME® XTRA for bioethanol production has impacted overall organic growth. All regions contributed to the positive growth in 2006/07 for enzymes and cultures, but growth was particularly strong in Latin America and Asia-Pacific. Cultures is benefiting from a global rise in milk protein consumption – especially for yoghurt products. The detergent enzymes segment maintained a small single-digit growth rate. Enzymes for bioethanol and feed enzymes were among the very strongest product segments. The strong performance in feed enzymes is attributable to the ongoing strengthening of the product range, application support and proximity to the customers as well as to the rising feed prices, which raise demands for high feed effectiveness.

In the 'Health & Nutrition' segment, Cultures is already seeing strong growth in dietary supplements like prebiotic and probiotic cultures.

The EBIT margin in 2006/07 improved by 2.4 percentage points to 14.8%, which was achieved on the back of the planned integration synergies and organic growth. Efforts are being made to obtain ongoing productivity improvements and selective price increases to offset the rising energy and raw material prices.

**Innovation activity in Bio Ingredients**
Genencor and Cultures upheld a high innovation level in 2006/07, reflected in the number of new product launches. Optimisation of the R&D structure was launched in both areas in consequence of 'Unfolding the potential' to release more resources for new product development activities. A high intake of additional R&D resources is expected in the enzymes and cultures areas in the coming years. Bioethanol based on starch as well as biomass will be a strong focus area.

**Bioethanol: A high-priority focus area for Genencor**
The launch of SPEZYME® XTRA as a replacement for SPEZYME® ETHYL proved more difficult than originally expected. Not all customers agreed that the product was the best suited solution for their production technology, and we lost a number of customers on that account. However, this product is only one of many enzymes products used in bioethanol production. In spite of these difficulties, Genencor recorded 19% organic growth in this area in 2006/07.

Bioethanol is a high-priority area for Genencor – based on starch as well as biomass. Hence, the enhanced R&D activities.

Genencor has just launched a new, exciting enzyme blend – Phytase Amylase Liquefaction Systems, or PALS process, for the bioethanol industry. This new, patented product, MaxaLiq™ ONE, is an enzyme blend based on alpha-amylase and bacterial phytase. The benefits of this product innovation for the bioethanol industry include a more efficient liquefaction step in the production process and an increased feed value of DDGS (a feed product derived as a by-product of bioethanol production) – resulting in less phosphate pollution from animal manure. We expect this product to generate additional value to Genencor's bioethanol segment.

**Food safety**
Cultures also produces a wide range of food safety products. Natural product solutions are seeing an underlying attractive market growth, however, to some extent offset by the gradual phasing out of AvGard®.

**TEXTURANTS & SWEETENERS**

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Revenue** | 6,891 | 6,669 |
| Growth (%) | 3 | 11 |
| Organic growth (%) | 6 | 7 |
| EBIT | 949 | 961 |
| EBIT margin (%) | 13.8 | 14.4 |

Texturants & Sweeteners represented 51% of revenue and covers a wide range of texturant products, natural sweeteners and industrial ingredients. The division recorded 6% organic growth in 2006/07, which is in line with last year. The division raised prices during the year to offset rising energy and raw material prices, but volume increases continue to account for the majority of organic growth. However, the efforts to improve the EBIT margin via price increases have had an adverse impact on growth rates. All regions made positive contributions to organic growth in 2006/07, with strongest growth in Eastern Europe, Latin America and Asia-Pacific.

The EBIT margin dropped by 0.6 percentage points to 13.8% in 2006/07 due to developments in energy and raw material prices. The EBIT margin improved by 1.6 percentage points to 14.3% in H2 2006/07. Organic growth and tight cost management were the key contributors to the performance in H2.

The raw material shortage for xylitol was significantly reduced during the financial year by our North-American supplier resuming its xylose production, just as Danisco's own xylose capacity expansion will be effective in mid-2007. However, sales growth has been restricted by the limited availability of raw materials.

The relatively small product area of xanthan (stabiliser) has not yet seen any improvement. The market is currently hit by fierce price pressures as a result of increasing competition from low-cost Chinese producers. Danisco is working intensely to improve competitiveness at our two plants in France and China. To this should be added that product development efforts have been expanded.

**Integration of CMC progressing as planned**
The integration of CMC is progressing as planned and the sales synergies expected to be realised from this starch product are in line with expectations. An overall improvement of production capacity has been initiated with a view to paving the way for a more value-creating product range. All in all, CMC has met the expectations set out at the time of the takeover in August 2006.

**GRINDSTED® SOFT-N-SAFE:**
The sales performance suffered from limited production capacity, but the capacity expansion of just under 5,000 tonnes has now come on stream. The start-up of production was successful, but the new production technology is still being optimised. Around 500 tonnes (full capacity utilisation) were sold during the financial year and volume is expected to double in 2007/08. Focus is on boosting sales to existing as well as new applications/customers. Danisco regularly receives positive feedback on pilot tests involving new customers, but implementing GRINDSTED® SOFT-N-SAFE at the customers' premises is a time-consuming process.

It is now a fact that the adoption of the EU's announced tightening of legislation governing phthalates has been delayed.

## FLAVOURS

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Revenue** | 1,562 | 1,555 |
| Growth (%) | - | 1 |
| Organic growth (%) | 2 | (2) |
| EBIT | 112 | 87 |
| EBIT margin (%) | 7.2 | 5.6 |

Flavours represented 11% of revenue in Ingredients and generated 2% organic growth in 2006/07, a positive development compared to previous years. Growth was broadly based geographically, i.e. all regions except North America contributed positive growth. Recent years' efforts to optimise the business platform and cost base are now beginning to pay off. As a result, the EBIT margin increased by 1.6 percentage points to 7.2% in 2006/07.

On 3 May 2007, Danisco entered into an agreement on the divestment of Flavours to Swiss-based Firmenich for DKK 3.36 billion. The transaction is expected to be concluded during the summer of 2007. Danisco and Firmenich also entered into a strategic partnership, providing Danisco with access to Firmenich's product offering to the food industry. Intense efforts are currently being made by Firmenich and Danisco to implement the strategic partnership.

## Geographical segments

### EUROPE

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Revenue** | 5,623 | 5,406 |
| Growth (%) | 4 | 25 |
| Organic growth (%) | 4 | 2 |

Europe is the biggest region, representing 41% of Ingredients' revenue. The region recorded 4% organic growth in 2006/07, up from 2% last year. The two-sided growth profile is still intact, with Eastern Europe continuing to show significantly higher growth rates than Western Europe. Russia, a key market, continued to generate double-digit growth during the year.

All divisions showed fairly uniform positive growth performance, albeit stronger in Cultures. The strongest product groups were food and feed enzymes, cultures, functional systems and xylitol, and the strongest customer groups were beverages, confectionery, dairy and oils & fats.

North America is the second-biggest region in Ingredients, representing 27% of revenue. Growth was uneven during the year and was impacted by declining growth in SPEZYME® XTRA sales to the bioethanol segment. Add to this that some product groups were adversely impacted by price increases implemented to offset high energy and raw material prices.

All divisions made fairly uniform growth contributions except Flavours, which recorded largely unchanged sales. Confectionery and oils & fats were the strongest customer segments while the strongest products were feed enzymes, cultures, emulsifiers and functional systems.

### NORTH AMERICA

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Revenue** | 3,719 | 3,826 |
| Growth (%) | (3) | 56 |
| Organic growth (%) | 3 | 4 |

### LATIN AMERICA

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Revenue** | 1,213 | 1,145 |
| Growth (%) | 6 | 34 |
| Organic growth (%) | 11 | 10 |

Latin America represents 9% of revenue in Ingredients and recorded 11% organic growth in 2006/07, in line with the previous year. The business platform is broadly based with all divisions making significant contributions to the positive performance. Enzymes, cultures, functional systems, xylitol, Litesse® and flavours were among the strongest product growth areas while beverages, confectionery and dairy were the customer segments recording the strongest growth rates.

### ASIA-PACIFIC

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Revenue** | 2,400 | 2,299 |
| Growth (%) | 4 | 32 |
| Organic growth (%) | 8 | 10 |

Asia-Pacific accounts for 18% of revenue and offers the highest growth potential for Ingredients due to the population and economic growth potential in the short and long term. The region recorded 8% organic growth in 2006/07 even though Q1 was adversely impacted by poor weather conditions. China recorded organic growth of more than 15% for the full year.

All divisions except Cultures contributed to the growth of the region. The strongest product groups were enzymes overall, emulsifiers, xylitol and Litesse®, while the strongest customer segments were bakery, beverages and confectionery.

Over the years, Danisco has invested heavily in an expansion of the existing production capacity as well as in acquisitions in the region, the most recent being the takeover of CMC in August 2006. The production and sales platform provides a solid basis for continued expansion of Ingredients' market position in the region.

## Sugar

KEY FIGURES FOR SUGAR

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Revenue | 6,995 | 7,881 |
| EBITDA | 948 | 1,319 |
| EBITDA margin (%) | 13.6 | 16.7 |
| EBIT | 581 | 898 |
| EBIT margin (%) | 8.3 | 11.4 |
| RONOA (%) | 11.4 | 14.3 |
| Net working capital | 2,320 | 2,272 |
| Net non-current assets | 3,046 | 3,739 |
| Net operating assets | 5,366 | 6,011 |
| Goodwill | 1,343 | 1,343 |
| Invested capital | 6,709 | 7,354 |

The implementation of the EU sugar reform resulted in a revenue decline of 11% or DKK 886 million to DKK 6,995 million in 2006/07. Sales prices were under pressure due to considerable overproduction since the onset of the reform period. The revenue decline is mainly attributable to export activities, i.e. the ban on C sugar exports since August 2006, and lower exports of quota sugar due to a reduction in export licences from the European Commission (export sales are primarily aimed at the industry segment). In volume terms, domestic sales performed better than expected with particularly the soft drinks industry making a positive contribution. The retail segment – accounting for about 20% of Sugar revenue – also exceeded expectations, chiefly in the Baltic region, while sales of industrial non-quota sugar were in line with expectations. Besides sugar, particularly beet seed sales saw a positive development despite the reduced EU sugar quotas. The positive performance reflects higher market shares in the EU and the Eastern European market.

REVENUE PER PRODUCT SEGMENT IN SUGAR

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Revenue | | |
| Industrial sugar | 4,399 | 5,397 |
| Retail sugar | 1,380 | 1,334 |
| Feed | 519 | 504 |
| Seed | 367 | 357 |
| Other | 330 | 289 |
| Total | 6,995 | 7,881 |
| Growth (%) | (11) | (4) |

At DKK 948 million, EBITDA corresponds to an EBITDA margin of 13.6% against 16.7% the year before. The figure contains the DKK 105 million restructuring levy relating to the temporarily reduced quota. The revenue decline is largely attributable to reform effects; the expected price declines triggered by the reform have had a sooner-than-anticipated effect, and prices of export licences issued by the EU in connection with exports of quota sugar to non-EU markets rose sharply towards the end of the financial year. Finally, energy costs have remained high despite continued efficiency improvements in production processes. Conversely, the restructuring measures launched have had an effect sooner than first assumed.

Depreciation was DKK 367 million against DKK 421 million the year before, mainly ascribable to the closure of the sugar factory in Köpingebro, Sweden.

Sugar's EBIT was DKK 581 million against DKK 898 million the year before, corresponding to an EBIT margin of 8.3% against 11.4% last year. However, EBIT was better than anticipated at the beginning of the financial year.

RONOA came to 11.4% compared with 14.3% the year before. The return was obviously impacted by the revenue decline and the writedown of assets at the end of 2005/06.

**Bioethanol production set up in Germany**

Construction was initiated in the spring of 2007 and production is due to come on stream during the first half of 2008. The planned production capacity is 55,000 m3.

**EU measures to reduce overproduction**

On 22 February 2007, the European Commission announced a temporary quota reduction of 12% or about 2 million tonnes of sugar for 2007/08, because the industry's voluntary quota renunciation under the EU restructuring fund had not reached the expected level. The decision of the European Commission is seen as a necessary step towards restoring the market balance. However, Danisco would have preferred that a permanent quota reduction had been introduced by now to restore the market balance faster.

Since the sugar industry has still not reduced its sugar production to a sufficient extent, the European Commission tabled a new proposal on 7 May 2007 for a more efficient use of the restructuring fund for the sugar industry. The proposal comprises measures such as better financial incentives for farmers and the sugar industry to cut back on sugar production. In Danisco's view, part of the sugar industry will benefit from these measures but the extent is still subject to some uncertainty. Thus, 2007/08 will undoubtedly be a crucial year for the European sugar industry.

**Competitive platform**

In the financial and production year 2006/07, Danisco's sugar quota was about 1.1 million tonnes before the temporary reduction of about 112,000 tonnes. Based on agreements already concluded, Danisco has reduced its sugar quota by about 99,000 tonnes (2006/07: about 43,000 in Sweden, 2007/08: about 56,000 tonnes in Finland), corresponding to 9% of the basic quota in 2005/06. Consequently, Sugar has a basic sugar quota of about 1.052 million tonnes.

SUGAR'S SUGAR QUOTAS

| ('000 tonnes) | 2007/08 | 2006/07 | 2005/06 |
|---|---|---|---|
| Denmark | 421 | 421 | 421 |
| Sweden | 326 | 326 | 368 |
| Finland | 90 | 146 | 146 |
| Germany | 133 | 133 | 125 |
| Lithuania | 82 | 82 | 82 |
| **Basis quotas** | 1,052 | 1,108 | 1,142 |
| Temporary reduction | (122) | (112) | (115) |
| **Basis quotas (after temporary reduction)** | 930 | 996 | 1,027 |

Sugar production was satisfactory at all factories in 2006/07, including Assens, Denmark, and Salo, Finland, which were closed after the campaign ended. The experience gained from longer production periods is positive. The ongoing structural reform of the agricultural sector towards bigger and more efficient farms and shorter transport distances to the sugar factories supports Sugar's ongoing efficiency measures. Today, Sugar is one of the most efficient sugar producers in Europe, a position that it will seek to maintain.

Since price is a main competition parameter for sugar, production and logistics efficiency is crucial for long-term profitability and strategic development opportunities. Moreover, parameters such as quality, product development and logistics will be increasingly crucial to the European sugar industry. The restructuring of the sugar production with a view to adjusting activities to the new EU sugar regime is progressing according to plan, with three Sugar factory closures and the integration of administrative functions in Denmark and Sweden being completed as planned. The aim is a total staff reduction of 350 employees; in 2006/07 the staff was reduced by 246 persons.

NUMBER OF EMPLOYEES IN SUGAR

| | 2006/07 | 2005/06 |
|---|---|---|
| Denmark | 769 | 843 |
| Sweden | 493 | 612 |
| Finland | 373 | 433 |
| Germany | 127 | 137 |
| Lithuania | 467 | 450 |
| Total | 2,229 | 2,475 |

**Earnings expectations for Sugar in 2007/08 onwards**

With the EU's 12% temporary quota reduction or about 2 million tonnes in 2007/08, EBIT is expected at the level of DKK 300 million in 2007/08 after the quota reduction restructuring levy of about DKK 165 million to be paid by Danisco. In 2007/08, the restructuring levy will be EUR 173.8 per tonne versus EUR 126.4 per tonne in 2006/07. In respect of cash flow, Sugar will receive a total payment for the sale of sugar quotas of more than DKK 0.4 billion in 2007/08 and 2008/09.

Sugar maintains its long-term expectations of future revenue of around DKK 5.5 billion and an EBIT margin of at least 10% once the market balance has been restored.

## Outlook for 2007/08

The overall outlook for the financial year 2007/08 is based on the current energy and raw material prices. Currency and interest rate assumptions are specified below.

**Divestment of Flavours**

The 2007/08 results will be impacted by the divestment of Flavours to Firmenich, which is still expected to be concluded by the end of June 2007. Flavours' results for the period from 1 May 2007 until the transaction is concluded as well as the proceeds of the sale will be included as discontinued operations in a separate line in the income statement. The annual accounts for 2006/07 will be adjusted accordingly to allow for the inclusion of the results of the divested

Flavours activities in a separate line in the income statement. As with information about other divisions' earnings, the supplementary data on Flavours' earnings has been computed by allocating a number of overheads in Ingredients based on an assessment of the individual division's consumption of shared resources. Since the majority of the shared functions are not assumed by Firmenich, the results of the divested Flavours activities will be calculated without deducting continuing overheads.

Flavours' profit for 2006/07 after allocated costs was DKK 112 million. Adjusted for overheads not part of the transaction (DKK 92 million), profit was DKK 204 million. Ingredients' EBIT before special items but after adjustment for the divested Flavours activities for 2006/07 was DKK 1,592 million. In 2006/07, profit from discontinued operations was DKK 204 million before tax and DKK 143 million after tax.

**Revenue**

Revenue adjusted for the divestment of Flavours is expected at around DKK 19.0 billion (DKK 18,800 million).

- Ingredients: At around DKK 12.25 billion (DKK 12,074 million), corresponding to around 4% organic growth
- Sugar: At around DKK 6.75 billion (DKK 6,995 million)

**EBIT before special items and share-based payments**

EBIT adjusted for the divestment of Flavours is expected at slightly under DKK 1,800 million (DKK 2,014 million).

- Ingredients: At around DKK 1,650 million (DKK 1,592 million) The outlook contains a DKK 30 million negative currency effect compared to 2006/07, primarily due to the weak USD
- Sugar: At around DKK 300 million (DKK 581 million)

**Special items**

Special items are expected to amount to a net expense of around DKK 25 million.

**Tax**

In view of changed Danish tax legislation, a tax rate of 32% (30%) is expected.

**Profit expectations**

Profit from continuing operations before share-based payments is expected at the level of DKK 900 million. Profit from discontinued operations is expected at over DKK 400 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,300 million (DKK 1,062 million).

**Investments**

Investments are expected to total around DKK 1.3 billion, corresponding to about 125% of expected depreciation.

**Currency and interest assumptions**

The outlook for 2007/08 is based on a USD rate of DKK 5.50 on 30 April 2007, with an average exchange rate in 2006/07 of DKK 5.76. On 18 June 2007, the USD rate was DKK 5.55.

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 630 million and in EBIT of around DKK 110 million, assuming that Flavours is divested.

The interest rate level for floating-rate loans is expected to be in line with the forward rates prevailing in April 2007. At the end of 2006/07, the Group's average interest rate duration was 4.2 years and 56% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 55 million (not including the divestment of Flavours).

**Risk factors**

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

## Other information

**Accounting policies etc.**

The accounting policies are unchanged from 2005/06.

**Share capital**

As a result of employees having exercised warrants, four capital increases of a total of 4,050 shares were made in 2006/07. At the end of the financial year, the share capital was DKK 978,569,900, equivalent to 48,928,495 shares.

**Share-based payments**

For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders. Previously, the decision to grant share options was made by the Board of Directors. In consequence of changed legislation and Danisco's policy to follow best practice in corporate governance, any proposal to grant share option programmes to the Executive Board and senior managers will in future be submitted for approval by the Annual General Meeting.

The Board of Directors has decided to propose to the 2007 Annual General Meeting to grant the Executive Board and senior managers, a total of some 150 persons, 600,000 options of which 110,000 are for the Executive Board. The options entitle the holders to buy shares at a price corresponding to the average share price of the five trading days following the Annual General Meeting, i.e. in the period from 30 August to 5 September 2007 (both days included) with a premium of 10% added, the minimum share price, however, corresponding to the average share price of the five trading days before and the five trading days after 20 June 2007. The options cannot be exercised before three years after the grant and must be exercised no later than six years after the grant. The value of the share option programme is calculated at around DKK 38 million according to the Black-Scholes model. The model is based on the following assumptions: volatility: 16.5%, dividend: DKK 7.50 per share, interest rate: 4.5% and a strike price of DKK 495 based on an expected share price of DKK 450.

At the financial year-end, 1,647,338 share options and warrants had been granted to Executive Board members and senior staff, corresponding to 3.4% of the company's share capital. The cost of these programmes is expensed in the income statement on an ongoing basis.

**Executive Committee**

Fabienne Saadane-Oaks, President of Cultures, becomes a member of the Executive Committee on 1 July 2007.

**Proposals for the Annual General Meeting**

The Annual General Meeting will be held on Wednesday 29 August 2007 at 4 pm in Tivoli Concert Hall, Vesterbrogade 3, 1630 Copenhagen V, Denmark. The agenda for the AGM will be included in the invitation to the AGM, which will be published and sent to shareholders in early August 2007. The Board of Directors proposes:

- That dividend of DKK 7.50 per share be paid, which is an increase of DKK 0.75 on 2005/06
- That in the period until next year's Annual General Meeting the Board of Directors be authorised to allow the Company to purchase its own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%
- General guidelines concerning incentive programmes for the Executive Board
- Share option programme for the Executive Board and senior staff

# Business segments

| PRIMARY SEGMENTS | INGREDIENTS | | | | | SUGAR | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| (DKKm) | 02/03 | 03/04 | 04/05 | 05/06 | 06/07 | 02/03 | 03/04 | 04/05 | 05/06 | 06/07 |
| **Income statement** | | | | | | | | | | |
| Revenue | 8,651 | 8,653 | 9,875 | 13,289 | 13,636 | 8,105 | 7,941 | 8,155 | 7,881 | 6,995 |
| Intra-group sales | (9) | (8) | (9) | (11) | (13) | (196) | (189) | (186) | (247) | (256) |
| **External sales** | **8,642** | **8,645** | **9,866** | **13,278** | **13,623** | **7,909** | **7,752** | **7,969** | **7,634** | **6,739** |
| Gross profit | 3,545 | 3,425 | 3,955 | 5,558 | 5,755 | 2,000 | 1,946 | 1,796 | 1,682 | 1,373 |
| EBITDA before special items | 1,837 | 1,668 | 1,886 | 2,355 | 2,516 | 1,583 | 1,543 | 1,463 | 1,319 | 948 |
| *Depreciation before special items* | (478) | (433) | (514) | (711) | (720) | (414) | (436) | (428) | (421) | (367) |
| **Operating profit before special items** | 1,359 | 1,235 | 1,372 | 1,644 | 1,796 | 1,169 | 1,107 | 1,035 | 898 | 581 |
| Special items | (24) | - | (193) | (322) | (178) | - | 33 | 65 | (506) | (12) |
| Amortisation of goodwill | (276) | (281) | - | - | - | (128) | (128) | - | - | - |
| **Operating profit** | 1,059 | 954 | 1,179 | 1,322 | 1,618 | 1,041 | 1,012 | 1,100 | 392 | 569 |
| **Balance sheet** | | | | | | | | | | |
| Net working capital | 2,791 | 2,872 | 4,016 | 4,034 | 3,903 | 2,547 | 2,868 | 2,967 | 2,272 | 2,320 |
| Net non-current assets | 3,440 | 3,422 | 5,311 | 5,925 | 6,098 | 4,463 | 4,428 | 4,264 | 3,739 | 3,046 |
| Net operating assets | 6,231 | 6,294 | 9,327 | 9,959 | 10,001 | 7,010 | 7,296 | 7,231 | 6,011 | 5,366 |
| Goodwill | 4,523 | 4,281 | 9,336 | 9,346 | 9,056 | 1,667 | 1,541 | 1,542 | 1,343 | 1,343 |
| **Invested capital** | **10,754** | **10,575** | **18,663** | **19,305** | **19,057** | **8,677** | **8,837** | **8,773** | **7,354** | **6,709** |
| **Cash flow** | | | | | | | | | | |
| Investments in property, plant and equipment | 438 | 443 | 560 | 966 | 1,029 | 374 | 405 | 190 | 128 | 183 |
| Purchase and sale of enterprises and activities | 470 | 42 | 5,908 | 159 | 60 | - | - | - | - | - |
| **Financial ratios (%)** | | | | | | | | | | |
| Gross margin | 41.0 | 39.6 | 40.1 | 41.8 | 42.2 | 24.7 | 24.5 | 22.0 | 21.3 | 19.6 |
| EBITDA margin | 21.2 | 19.3 | 19.1 | 17.7 | 18.5 | 19.5 | 19.4 | 17.9 | 16.7 | 13.6 |
| EBIT margin | 15.7 | 14.3 | 13.9 | 12.4 | 13.2 | 14.4 | 13.9 | 12.7 | 11.4 | 8.3 |
| RONOA | 21.4 | 19.0 | 18.1 | 16.4 | 18.1 | 17.4 | 16.2 | 14.7 | 14.3 | 11.4 |
| ROIC | 11.3 | 10.2 | 9.5 | 8.0 | 8.8 | 12.6 | 11.8 | 10.8 | 10.1 | 7.7 |

Full segment information is stated in note 2 on page 58.

# Shareholder information

## IR policy

Danisco aims to maintain a constant and high level of information through an active and open dialogue with the capital markets. We strive to provide comprehensive information to the stock market about our financial and operational performance as well as our targets and strategies. Through open communication, we aim to ensure that the valuation of the Danisco stock reflects the company's situation and expectations.

Investor Relations (IR) is organised as an independent unit under the Communications department with direct reference to the Executive Board. IR has access to all relevant financial and strategic information in the company and is responsible for maintaining contact with investors and analysts through regular information meetings in and outside Denmark. IR is also responsible for directing information from stakeholders to the Executive Board.

When hosting investor events, we seek to make them widely available to the public, using the Internet in connection with results announcements and meetings for analysts, investors and the press. Other prioritised activities include Capital Market Days and thematic presentations, which are made available on the Internet after the events.
It is also possible to track planned activities and events via our financial calendar at www.danisco.com/investor.

| DANISCO'S MASTER DATA | |
|---|---|
| Stock exchange | OMX Copenhagen Stock Exchange |
| Share capital | DKK 978,569,900 |
| Denomination | DKK 20 |
| Number of shares | 48,928,495 |
| Classes of shares | One |
| Bearer security | Yes |
| Votes per share | One |
| Voting right restriction | 7.5% |
| ID code | DK0010207497 |
| Bloomberg code | DCO DC |
| Datastream | DK:DAO |
| Reuter code | DCO.CO |
| Thomson Financial | DCO.DK |

### Indices

The Danisco stock is included in the following international stock indices. For further details, please see the respective websites.

| INDEX LISTINGS | |
|---|---|
| Dow Jones STOXX | www.stoxx.com |
| Dow Jones Sustainability Indexes | www.sustainability-indexes.com |
| OMX Group | www.omxgroup.com |
| MSCI Barra | www.mscibarra.com |
| FTSE | www.ftse.com |

### IR activities

In the financial year 2006/07 we held some 445 investor meetings in 15 countries compared with some 260 meetings in 14 countries last year, an increase of around 71%. We see the larger number of meetings as an expression of interest in Danisco and a sign that investors increasingly seek information directly from the companies.

### Financial calendar

There are certain periods during the financial year when, under the Copenhagen Stock Exchange rules, Danisco is prohibited from holding investor meetings. These quiet periods start four weeks prior to results announcements.

| FINANCIAL CALENDAR | | |
|---|---|---|
| 17 August | 2007 | IR quiet period starts for Q1 |
| 29 August | 2007 | Annual General Meeting 2007 |
| 19 September | 2007 | Q1 results |
| 19 November | 2007 | IR quiet period starts for Q2 |
| 17 December | 2007 | Q2 results |
| 29 February | 2008 | IR quiet period starts for Q3 |
| 26 March | 2008 | Q3 results |
| 23 May | 2008 | IR quiet period starts for Q4 |
| 23 June | 2008 | Q4 results |
| 17 August | 2008 | IR quiet period starts for Q1 |
| 20 August | 2008 | Annual General Meeting 2008 |
| 18 September | 2008 | Q1 results |

### Danisco and the Copenhagen Stock Exchange

Danisco's shares are listed on the Copenhagen Stock Exchange and the closing price at 30 April 2007 was DKK 443 compared to DKK 502 last year. This equals a decline of 12% in the financial year. With a dividend of DKK 6.75 being paid after the Annual General Meeting on 24 August 2006, the stock has yielded a total negative return of 10% in the financial year. By comparison, the OMXC20 index rose by 24% in the same period.

The market capitalisation of the company's shares was DKK 21.7 billion at 30 April 2007 compared with DKK 24.7 billion last year. At the financial year-end, Danisco was the 14th largest stock in the OMXC20 index with an index weight of 2.4%. In the financial year, 74.0 million Danisco shares were traded on the OMX Copenhagen Stock Exchange, an increase of 24% on last year, corresponding to 151% of the share capital at 30 April 2007.

TRADING VOLUME AND PRICE PERFORMANCE OF THE DANISCO STOCK 1 MAY 2006-30 APRIL 2007



(Share price)
(No. of shares)
650
600
550
500
450
400
350
300
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
May-06
Jun-06
Jul-06
Sep-06
Oct-06
Nov-06
Jan-07
Feb-07
Apr-07
No. of shares (RHS)
Danisco
OMX Index (re-based)


### Share capital

As a result of employees having exercised warrants, four capital increases of a total of 4,050 shares were made in 2006/07. At the end of the financial year, the share capital was DKK 978,569,900, equivalent to 48,928,495 shares. At the financial year-end, 1,647,338 share options and warrants had been issued to Executive Board members and senior staff, corresponding to 3.4% of the company's share capital. For further information on the Board of Directors' authorisation to make capital increases, see note 23 on page 76.

DANISCO'S SHARE CAPITAL (DKK)

| Financial year | Change | Denomination | Change in no. of shares | No. of shares | Share capital |
|---|---|---|---|---|---|
| 1993/94 | 5-for-1 stock split | 20 | 44,124,292 | 55,155,365 | 1,103,107,300 |
| 1994/95 | Issue of employee shares | 20 | 204,409 | 55,359,774 | 1,107,195,480 |
| 1994/95 | Converted bonds | 20 | 87 | 55,359,861 | 1,107,197,220 |
| 1995/96 | Converted bonds | 20 | 13,399 | 55,373,260 | 1,107,465,200 |
| 1996/97 | Converted bonds | 20 | 4,548,596 | 59,921,856 | 1,198,437,120 |
| 1996/97 | Issue of employee shares | 20 | 188,452 | 60,110,308 | 1,202,206,160 |
| 1998/99 | Cancellation of shares | 20 | (1,888,529) | 58,221,779 | 1,164,435,580 |
| 2002/03 | Cancellation of shares | 20 | (5,022,177) | 53,199,602 | 1,063,992,040 |
| 2003/04 | Cancellation of shares | 20 | (2,131,050) | 51,068,552 | 1,021,371,040 |
| 2004/05 | Cancellation of shares | 20 | (1,380,000) | 49,688,552 | 993,771,040 |
| 2005/06 | Cancellation of shares | 20 | (786,750) | 48,901,802 | 978,036,040 |
| 2005/06 | Two issues of employee shares | 20 | 22,643 | 48,924,445 | 978,488,900 |
| 2006/07 | Four issues of employee shares | 20 | 4,050 | 48,928,495 | 978,569,900 |

### Shareholders

*Through a dedicated information policy* Danisco wants to maintain an open dialogue with the shareholders and encourages shareholders to register their holdings in the company's register of shareholders.

At 30 April 2007, the number of investors was 62,385, of whom 45,030 were registered shareholders, which is an increase of about 12% on last year. The registered share capital accounts for 71% of the total share capital compared to 73% last year. At 30 April 2007, ATP, Hillerød, Denmark, a Danish public pension fund, held 11.3% of Danisco's share capital, being the only shareholder holding more than 5% of the share capital.

The ownership structure at the end of the financial years 2006/07 and 2005/06 is shown below. The table shows that the most significant change in the ownership structure was an increase in the number of private investors, while the number of international investors dropped by an almost identical share. Danish financial institutions and businesses have together maintained an unchanged ownership share.

**DANISCO'S OWNERSHIP STRUCTURE**

| (%) | 30 April 2007 | 30 April 2006 | Change |
|---|---|---|---|
| Financial institutions | 41.5 | 43.0 | (1.5) |
| Businesses | 10.6 | 9.1 | 1.5 |
| Public institutions | 1.7 | 1.7 | 0.0 |
| Unknown sector | 2.4 | 1.9 | 0.5 |
| Private investors | 26.5 | 23.3 | 3.2 |
| International investors | 17.3 | 21.0 | (3.7) |
| Total | 100.0 | 100.0 | 0.0 |

Source: VP Services

### Trading in treasury shares

In 2006/07, Danisco bought back 248,000 treasury shares for DKK 123 million, equivalent to an average price of DKK 496 per share. During the financial year, 186,054 shares were sold in connection with the exercise of share options. At 30 April 2007, Danisco held 165,146 treasury shares, or 0.3% of the share capital. Treasury shares have been bought with a view to hedging the option programmes. Moreover, 9,100 shares were sold in the period from 1 May to 18 June 2007, also in connection with the exercise of share options (for further information please see note 30 on pages 81-84). The shares were acquired under the existing authorisation granted by the Annual General Meeting on 24 August 2006 to buy back shares of up to 10% of the company's share capital in the period until the next general meeting due on 29 August 2007.

**TRADING IN TREASURY SHARES**

| No. | 2006/07 | 2005/06 |
|---|---|---|
| Holding at 1 May | 103,200 | 786,750 |
| Purchase | 248,000 | 103,200 |
| Sale | 186,054 | 0 |
| Reduction of share capital | 0 | 786,750 |
| Holding at 30 April | 165,146 | 103,200 |

### Insider register

Danisco's insider register comprises the Board of Directors, the Executive Board and other senior staff with access to inside information. The register includes about 200 persons. These persons may trade in Danisco shares only in certain predetermined periods, e.g. after results announcements, unless prohibited by other matters.

### Annual General Meeting

The Annual General Meeting will be held on Wednesday 29 August 2007 at 4.00 pm in Tivoli Concert Hall, Vesterbrogade 3, 1630 Copenhagen V, Denmark.

### Dividend policy

Danisco aims to ensure the necessary equity to fund the Company's operations and distribute surplus capital to the shareholders through dividend payments and/or share buybacks. Dividends are decided at the Annual General Meeting, and Danisco does not pay interim dividend.

At the upcoming general meeting, the Board of Directors will propose a dividend of DKK 7.50 (DKK 6.76) per share. The shares will trade ex dividend on the day after the Annual General Meeting.

## KEY FIGURES AND FINANCIAL RATIOS

| Group | | 2002/03 | 2003/04 | 2004/05 | 2005/06 | 2006/07 |
|---|---|---|---|---|---|---|
| Average number of shares | '000 | 52,366 | 49,907 | 49,584 | 48,909 | 48,728 |
| Number of shares at year-end, diluted | '000 | 51,127 | 49,785 | 49,300 | 49,256 | 48,943 |
| Number of shares in share capital at year-end | '000 | 53,200 | 51,069 | 49,689 | 48,924 | 48,928 |
| Basic earnings per share (EPS) | DKK | 19.22 | 19.52 | 24.23 | 11.52 | 21.71 |
| Cash flow per share, diluted | DKK | 37.94 | 33.39 | 27.64 | 53.59 | 49.62 |
| Book value per share, *diluted* | DKK | 223 | 233 | 242 | 252 | 258 |
| Share price | DKK | 243 | 294 | 374 | 502 | 443 |
| Share price/Book value, diluted | DKK | 1.09 | 1.26 | 1.54 | 1.99 | 1.71 |
| Market value | DKKm | 12,424 | 14,637 | 18,438 | 24,727 | 21,682 |
| Price/earnings, basic | DKK | 12.64 | 15.06 | 15.44 | 43.58 | 20.41 |
| Dividend per share | DKK | 6.25 | 6.50 | 6.75 | 6.75 | 7.50 |
| Pay-out ratio | % | 30.9 | 33.2 | 27.7 | 58.2 | 34.6 |

## DANISCO IS COVERED BY 21 STOCKBROKERS

Danisco is currently covered by 21 national and international brokers compared with 17 in the last financial year. Viewed in an international perspective, Danisco is subject to strong and broad-based research coverage.

| | |
|---|---|
| ABG Sundal Collier | +45 3318 6100 |
| ABN AMRO | +44 207 678 8000 |
| Alm. Brand Henton | +45 3547 4848 |
| Carnegie Bank | +45 3288 0200 |
| *Citygroup* | +44 207 986 6000 |
| Cheuvreux Nordic | +46 8723 5100 |
| Credit Suisse | +44 207 888 8888 |
| Dansk Aktie Analyse | +45 3296 096 |
| Danske Equities | +45 3344 0000 |
| FIH Capital Markets | +45 7222 5000 |
| Goldman Sachs International | +44 207 774 1000 |
| Gudme Raaschou Bank | +45 3344 9000 |
| Handelsbanken Capital Markets | +45 3341 8200 |
| Jyske Bank | +45 8989 8989 |
| JP Morgan | +44 207 325 0000 |
| Merrill Lynch | +44 207 996 1000 |
| Proactive Independent Ideas | +44 147 325 2532 |
| SEB Enskilda | +45 3697 7000 |
| Standard & Poor's | +46 8440 590 |
| Sydbank | +45 3369 7800 |
| UBS | +31 20551 0100 |

## STOCK EXCHANGE NOTICES 2006/07

| Date | | No. | Title |
|---|---|---|---|
| 2 May | 2006 | 07 | Warrant programme: Issue of new shares |
| 3 May | 2006 | - | Updated Articles of Association with appendix I |
| 20 June | 2006 | 08 | *Announcement of Results for 2005/06* |
| 26 June | 2006 | - | Annual Report 2005/06 |
| 31 July | 2006 | - | Notice convening AGM 2006 |
| 2 August | 2006 | 09 | Warrant programme: Issue of new shares |
| 3 August | 2006 | - | Updated Articles of Association with appendix I |
| 24 August | 2006 | 10 | Annual General Meeting – Excerpts from Chairman's report |
| 24 August | 2006 | 11 | Annual General Meeting held on 24 August 2006 |
| 25 August | 2006 | 12 | Danisco withdraws SPEZYME® ETHYL enzyme product from the market |
| *1 September* | 2006 | - | Updated Articles of Association with appendix I |
| 19 September | 2006 | 13 | Announcement of Results for Q1 2006/07 |
| 2 November | 2006 | 14 | Warrant programme: Issue of new shares |
| 3 November | 2006 | - | Updated Articles of Association with appendix I |
| 9 November | 2006 | 15 | New reporting structure in connection with 'Unfolding the potential' |
| 27 November | 2006 | 16 | Election of employee representatives to the Board of Directors of Danisco A/S |
| 4 December | 2006 | 17 | Election of employee representatives to the Board of Directors of Danisco A/S |
| 14 December | 2006 | 18 | Announcement of Results for H1 2006/07 |
| 26 *January* | 2007 | 01 | Warrant programme: Issue of new shares |
| 26 January | 2007 | - | Updated Articles of Association with appendix I |
| 19 February | 2007 | 02 | Ruling in enzyme patent infringement case |
| 23 February | 2007 | 03 | The European Commission *announces quota reduction* |
| 20 March | 2007 | 04 | Announcement of Results for Q3 2006/07 |
| 17 April | 2007 | 05 | Patent dispute over SPEZYME® ETHYL settled as expected |

# Innovation

## Changed R&D structure

In the wake of 'Unfolding the potential', the R&D function in Ingredients underwent reorganisation in November 2006, comprising three measures:

- R&D activities within product and process development were transferred to the product divisions to ensure more efficient short and long-term pipeline management. The reorganisation has also formed the basis of a number of structural efficiency measures.
- Application development for food ingredients was transferred to the sales organisation, concentrating customer-related sales activities in one unit. The concentration of activities has increased the level of transparency, allowing for high-efficiency resource planning. Implementation of customer relationship management systems will continue unchanged with a view to optimising the sales potential and ensuring more appropriate resource allocation for the individual customer.
- Establishment of a co-ordinating 'Technology and Business Development' function to ensure efficient exploitation of the knowledge platform across the Group – including between the R&D and application functions. The function also comprises product approval support – an area of increasing significance seen in the light of stronger international regulation.

### Focused and effective technology development

R&D and application activities in Ingredients are organised at 35 innovation centres in 18 countries. Ingredients' overall innovation expenses in 2006/07 amounted to DKK 765 million or 5.6% of revenue against 6.1% the year before. The decline in R&D expenses is mainly attributable to currency impact and reclassifications in connection with 'Unfolding the potential'. There is no underlying structural change in the R&D activity level compared with the year before. In the rest of the Group, innovation expenses in 2006/07 totalled DKK 109 million against DKK 128 million the year before.

Spending on R&D and application activities has surged in recent years in Ingredients, owing to the strengthening of the biotechnological platform primarily within enzymes and cultures. Continuous strengthening of the technology platform and the pipeline is a vital factor in exploiting the growth potential inherent in the food segment and other industries, such as bioethanol production on the basis of biomass. Hence, more resources will be allocated to specific areas. However, in line with the other activities, efficiency

R&D SPENDING IN INGREDIENTS


(DKKm)
%
900
800
700
600
500
400
300
200
100
0
7
6
5
4
3
2
1
0
2002/03
2003/04
2004/05
2005/06
2006/07
R&D spending
R&D as % of revenue (RHS)

measures are also being implemented in the R&D function based on 'Unfolding the potential'. Released resources will be reinvested in focused product and technology areas with attractive growth potential.

When improving work processes, IT plays a vital role internally as well as externally. Danisco's Partnerweb is a vital platform for distribution of information on innovation to customers and external partners. Today, one-third of our customers are active users of this system. Other vital platforms include IT-based procurement and inventory management. These web platforms are expected to become increasingly popular with our customers due to the administrative and cost-related benefits.

EDUCATIONAL PROFILE IN INNOVATION


Laboratory technicians
26%
PhD
16%
Technicians
14%
Master & Bachelor
44%

The innovation area had 1,022 employees across Ingredients mid-2006/07, unchanged from the year before. The staff profile is continuously being strengthened to the effect that an increasing share of the employees hold a university degree.

Today, 63% of the employees work with R&D versus only 45% in May 2002. The remaining employees work with application development and technical customer support. In recent years, the company has increasingly focused on the long-term pipeline, attributable to the establishment of the strong technology platform in Bio Ingredients.

EMPLOYEE PROFILE IN INNOVATION



(%)
(Employees)
100
90
80
70
60
50
40
30
20
10
0
1,200
1,000
800
600
400
200
0
May-02
May-03
Nov-03
May-04
Nov-04
Jun-05
Jan-06
Nov-06
Application & customer service
R&D
No. of employees (RHS)


**Basic objectives unchanged**

Ingredients provides one of the world's broadest and strongest product offerings of value-adding ingredients to the food segment and a number of other industries. In addition, Ingredients is a world leader in the applications area. Taken together, this makes Danisco a preferred partner for the food industry. Our activities are driven by an ambition to develop new knowledge, new products and new applications for the benefit of Danisco's customers worldwide. Innovation works with three main areas relative to customers across all industries:

- Product development
- Application development
- Optimisation of customers' production processes

The above illustrates that our activities are not confined to our own products and processes but encompass those of our customers, too. This is vital in light of the trend seen among food manufacturers towards cooperation on development activities with ingredients companies such as Danisco with a view to reducing time and resource consumption. This trend is expected to intensify in coming years, substantiated by more customers concluding agreements on long-term R&D projects, which allows Danisco a key role in the customer's development activities.

As an example, Genencor is continuously committed to discovering new enzyme applications and improving existing enzyme solutions. Interestingly, the development of both existing and new application areas is often undertaken in close cooperation with customers and/or public authorities. The reason is that enzymes usually play a key role in the product or the production process, and therefore, technology understanding and application knowledge are equally important for enzymes both for technical purposes and foods. In conclusion, the three above working areas within innovation form the cornerstones of the innovation work within food ingredients (about 73% of revenue) and other industrial applications (about 27% of revenue).

**Increasing innovation activity**

As appears from the graph below, the activity level in the innovation area showed continued growth in 2006, with technical customer service and customer training activities going up 7% and 8%, respectively, while the number of new product launches, exclusive of flavours, rose 75% to approx. 700 in 2006.

INNOVATION ACTIVITY IN INGREDIENTS



10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
800
700
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
2006
Technical customer service
Customer training sessions
Product launches (RHS)

The most significant product launches and technological breakthroughs in 2006/07 are listed below:

## Genencor

- **DEFENZ 120BG:** A safe, environmentally-friendly enzyme solution for breaking down specific nerve agents.
- **FERMGEN™:** A new enzyme used in the manufacture of ethanol (faster fermentation in ethanol production).
- **GRINDAMYL™ POWERFresh:** An enzyme used to extend the shelf life of bread, such as sliced bread, tortillas and hot dog buns. It makes bread crumble less and easier to fold, and is as such particularly suitable for use in tortillas and hot dog buns.
- **Phyzyme XP TPT:** A new technology developed by Danisco ensures that the phytase maintains efficacy after exposure to pelleting temperatures of up to 95°C. The product is claimed to be the most heat stable phytase on the market. TPT applies to the phytase enzyme a coating which delivers unrivalled protection against the high temperatures that typically occur during the feed pelleting process, while rapidly releasing the enzyme activity in the animal's gut, without compromising enzyme efficacy.
- **Primafast® LUNA:** A new product range for the textile biofinishing market that offers an advantage in terms of fabric surface defibrillation efficacy, while minimising the shade change of coloured fabrics during biofinishing, and rendering improved strength retention to the treated fabrics and garments.
- **SPEZYME® XTRA:** A new enzyme for making bioethanol (used specifically in starch processing).

## Cultures

- **CHOOZIT™ SU CASU:** A new cheese culture for the production of the Pecorino Sardo cheeses.
- **GUARDIAN™ Green Tea Extracts:** A new natural and cost-effective solution to protect meat and poultry flavour and taste. The products are specifically selected for their outstanding antioxidative properties on heat-treated meat and poultry products. Danisco is the first to use the antioxidative properties of green tea to effectively protect the shelf life of meat and poultry products.
- **HOWARU™ Dophilus:** One of the world's most tested probiotic strains. It is backed by extensive scientific documentation that proves its gut health benefits as well as its long-term stability. In Nature Medicine, researchers from Inserm (French National Institute of Health and Medical Research) and Danisco have uncovered the results of their study, demonstrating for the first time that oral administration of Lactobacillus acidophilus NCFM™ mediates analgesic functions in the gut equivalent to morphine effects. The results are patented by Danisco.
- **HOWARU™ Kefir Bifido:** Kefir cultures combined with a probiotic strain with documented immune-modulation properties. This will provide new opportunities for developing kefir products, which already represent 1.2 million tonnes in Eastern Europe.
- **HOWARU™ Protect:** A new patented formulation of probiotic cultures to reduce cold symptoms. A double-blinded, placebo controlled study on respiratory tract infections conducted at the medical College of Tongji in Shanghai, China, following the guidelines of WHO has demonstrated that HOWARU™ Protect contributes to significantly reducing the symptoms of fever, cough and runny nose.
- **HOWARU™ Restore:** The first product of a series of health condition specific formulations to help restore the beneficial bacteria in the human gut after taking antibiotics. The health benefits of HOWARU™ Restore were proven in a human clinical study recently completed in the USA.
- **NovaGARD™ LM 100 and 200:** Two new products for Listeria control in meat products, such as ham and sausages. So far, the products have only been launched in the USA. They are natural replacers of existing chemical-based solutions, offering improved Listeria control and much better taste.
- **New cell technology:** Danisco's discovery of natural cellular protection against viruses opens new perspectives in the battle against viral infections. The results of the ground-breaking research on microbial acquired immunity were published in the scientific magazine Science. These results represent a long searched and entirely natural solution to bacteriophage for all culture-using industries where phage attacks are causing downgraded product batches and significantly reduced yield
- **YO-MIX™ Vegetal:** A unique range of dairy-free cultures to the fast-growing market for fermented 'dairy alternatives' based on soy, oat and other vegetal raw materials.

## Texturants & Sweeteners

- **CREMODAN® LF IcePro:** A functional system making it possible to produce tasty ice cream with less than 1% fat. This product is interesting because it matches the healthy food trend while at the same time lowering production costs.
- **DIMODAN® NH 100:** A new emulsifier on the European market to ease the move towards hydrogenation-free

oils & fats products. Targeted at oils and fats applications such as retail margarine, low fat spreads and industrial margarines. DIMODAN® NH 100 secures good spreadability, texture and stability, and in case of industrial margarine, cakes with the right volume and crumb structure.

- **GRINDSTED® CRYSTALLIZER range:** In the shift to trans-free fats, producers of yellow fats and similar products have been forced to use alternative raw materials, which has involved changed production methods and led to inferior quality and reduced production capacity. Danisco has developed a new emulsifier range that meets customers' need for faster crystallisation, optimises production capacity and improves the baking properties of, for instance, baking margarine.
- **GRINDSTED® EggXit:** A new series from Danisco enabling manufacturers to make mayonnaise without the use of egg yolks. The main benefits are reduced production costs, no allergy risk and no cholesterol.
- **GRINDSTED® WP 950:** A new emulsifier and stabiliser system providing an alternative to dairy-based whipping cream – a vegetable whipping cream with a dairy-like taste and great stability right through its shelf life. The final product is high in consumer appeal and significantly more stable at ambient temperatures than dairy whipping cream based on butterfat. The vegetable whipping cream exhibits excellent shape retention and resistance to syneresis, ideal for cake and dessert decorations. Frozen cakes and desserts are another key application due to the top freeze/thaw stability.

**Patents are increasingly important to Danisco**

At the end of 2006, Danisco's patent portfolio had increased by 7% to 7,760 compared with the year-earlier period. Our increasing exposure to biotechnology has resulted in increased focus on patent protection. We have to protect our own products as well as anticipate our competitors' patent activity, which could constitute a threat to Danisco. In consequence, we have intensified market and competitor intelligence at group level. Danisco's patent portfolio has increased in recent years as a result of acquisitions and new technological advances. The biotech product and technology platform has top priority with a view to protecting own interests via patents and their enforcement. This includes protection against other companies' patent applications that could become a threat to Danisco.


DANISCO'S PATENT PORTFOLIO
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006

**Key market trends and Danisco's position**

Owing to the announced divestment of Flavours, focus will be on accelerating Danisco's growth potential on the basis of Bio Ingredients and Texturants & Sweeteners. The market for industrially processed foods and an array of our industrial ingredients is driven by overall factors such as:

- Population growth
- Economic growth and wealth
- Urbanisation and industrialisation

These factors apply globally, in developed and less developed countries, but the absolute consumption level and growth rates of industrially processed foods vary from market to market. Although the global market is driven by factors such as convenience and low costs, we see growing demand for foods with superior health and nutrition profiles. The growing problem of obesity, diabetes etc. on a global scale will put additional focus on healthy food with a low energy and fat content.

Our extensive application knowledge of how to combine healthy ingredients for new foods will undoubtedly open new attractive growth opportunities for Danisco. In this context it should be pointed out that this type of food requires a greater content of, for example, Danisco's texturant ingredients, which constitute the building blocks in industrially produced food. Add to this next generation products such as enzymes and cultures in particular, which are active ingredients with special functionality – often backed by health claims. Danisco's strong technology and market position in these segments provide a good platform for exploiting the future market opportunities. The existing

## DANISCO'S PATENT PORTFOLIO AT YEAR-END 2006


Sugar
3%
Texturants & Sweeteners
22%
Cultures
9%
Flavours
0%
Other
2%
Genencor
64%

product offering already comprises a range of active ingredients such as pre- and probiotic cultures, xylitol and special carbohydrates. In coming years, Danisco will be keenly dedicated to expanding the range of active ingredients through own product development and external products.

Danisco also focuses strongly on value-adding bioingredients for industrial purposes. Today, these products account for around 25% of revenue in Ingredients, a share that is expected to rise in the years ahead. Through the acquisitions of Genencor (second-largest enzymes producer worldwide) and Rhodia Food Ingredients (second-largest cultures producer worldwide), Danisco has established one of the strongest and broadest technology and business platforms in the biotech industry. The growth potential of white biotech – i.e. biotechnology solutions for industrial processes such as bioethanol production based on biomass – will be driven partly by economic benefits and partly by environmental advantages in respect of energy consumption and pollution. This should not only be viewed against Danisco's own activities but also against the overall value chain, which includes these products. Given Danisco's strong R&D capacity in this field, this focus area is expected to make a significant contribution to Danisco's future growth.

# Sustainable development

## Integrated element in the business platform

Sustainable development is a fully integrated part of our business model in both Ingredients and Sugar. This is not only due to legal or customer requirements, but to an equal extent because it will benefit Danisco financially. We also consider it an insurance for Danisco as well as our customers against potential problems in relation to sustainability. As a demonstration of our commitment to this area we signed the Business Charter for Sustainable Development in 1992 and the UN Global Compact in 2003.

Danisco's sustainability-related initiatives have led to our inclusion in the following sustainability indexes, which both impose strict requirements on businesses:

- Dow Jones Sustainability Indexes
- FTSE4Good Index

Our foundation in sustainable development is a continuous and dynamic process to support Danisco's production and sales functions. It should not only be seen in a traditional sense – e.g. health & safety or fighting pollution – but Danisco also strives to develop new products with a less negative impact on the environment in the customer's application process, or food ingredients with health-promoting effects, for instance in relation to overweight or diabetes. In addition, Danisco focuses on reducing the overall energy consumption in the entire value chain for its products.

**Reduced $CO_2$ emission and energy consumption**

The graphs below clearly show the positive connection between focus on the environment and efficiency. Sugar's energy consumption and $CO_2$ emission in Denmark show that a targeted effort in the past 50 years has almost halved the energy consumption and consequently the $CO_2$ emission in sugar and feed production. In 2001-2005 alone, the energy consumption fell 15% in relation to the volumes produced in all countries. Efforts to reduce the energy consumption continue, with further improvements expected in the coming years. This also applies to Ingredients. Sugar's rising energy consumption in 2006 is attributable to the poor beet quality, which may cause a negative development one year, even though the long-term trend continues to be positive.

In accordance with the Kyoto protocol, the EU has set an overall 8% reduction target for $CO_2$ emissions from 1990 to 2008-12. Denmark, on the other hand, has set a somewhat higher reduction target of 21%. Since 1990, Sugar in Denmark has reduced $CO_2$ emissions by 25% and so already meets the ambitious political targets.

**FALLING $CO_2$ EMISSION AND ENERGY CONSUMPTION FOR DANISCO SUGAR (DENMARK)**



(index)
160
150
140
130
120
110
100
90
80
70
60
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
— $CO_2$ emission per produced tonne of sugar
— Energy consumption per produced tonne of sugar


Note: 1990 is set as index 100.

## FALLING ENERGY CONSUMPTION IN DANISCO SUGAR (ALL COUNTRIES)



(index)
102
100
98
96
94
92
90
88
86
84
82
2001
2002
2003
2004
2005
2006
Energy consumption per produced tonne of sugar
Trend (energy consumption per produced tonne of sugar)


**Focus areas**

Danisco's department for sustainable development supports the divisions in areas such as raw material procurement, production, transport and sales. The goal is to achieve the best possible protection of our own and our customers' products through development and implementation of food safety, site security, quality assurance, business ethics and traceability of raw materials as well as finished goods. The sustainability department has five primary focus areas:

- **Supplier audit:** Audits at our suppliers are to ensure that Danisco complies with its obligations under the UN Global Compact, that we can vouch for our products and that the production lives up to our customers' requirements.
- **Safety, Health, Environment and Quality:** An extensive management and control system covering allergens, GMO/non-GMO products, traceability and food safety (HACCP) throughout the supply chain as well as tamper-evident sealed products. In addition to local audits we conduct corporate audits at least every three years during which we also review SHEQ, food safety, social issues, environmental ethics and site security. Audit results are used locally and for global benchmarking across the group.
- **Corporate social responsibility (CSR):** This goes beyond the responsibility for own employees. In that respect Danisco has incorporated ethical and social issues in our dialogue with suppliers and customers. Danisco relies on its social policy and the UN Global Compact and has joined a number of international organisations to discuss and develop these areas. Some of the most important issues are discrimination and illegal child labour. Danisco does not employ children and is committed to eliminating child exploitation throughout the value chain.
- **Due diligence:** In connection with company transactions Danisco conducts a due diligence investigation of the companies in question. It is very important to disclose all matters of importance for these businesses' future earnings and performance.
- **Contingency plans:** A proactive approach is necessary to prevent unforeseen and undesired incidents that may arise inside or outside the organisation, e.g. in the supply chain or in transport. Danisco has a contingency plan covering the entire organisation to provide fast and efficient action to our customers to ensure that they are only affected to the minimum extent possible by the contingency in question.

### Environmental investments

*Environmental investments rose by 108% to DKK 125 million* in 2006. Significant investments have been made in e.g. wastewater treatment and in the final phasing out of HCFC gases in order to establish an ammonia-based cooling system in Grindsted, one of Danisco's largest plants for production of texturant products.

### Environmental expenses

Total environmental expenses went up 12% to DKK 304 million in 2006, which is mainly attributable to the rising cost of waste and wastewater disposal due to the increasing business volume. Danisco did not pay any environmental fines in 2005 or 2006. The graph below shows the cost allocation between environmental plants (primarily water treatment) and other direct costs (water treatment, waste and environmental taxes). Proactive costs include *management systems, consultancy and reporting.*

ENVIRONMENTAL INVESTMENTS 2004-2006



(DKKm)
60
50
40
30
20
10
0
Pollution control
Cleaner technology
Energy savings
2004
2005
2006


ENVIRONMENTAL EXPENSES 2004-2006



(DKKm)
140
120
100
80
60
40
20
0
-20
Environmental protection plants
Other direct costs
Pro-activities
Protection services
Taxes
Environmental fines
Other
2004
2005
2006


### Sustainability report

For more information on sustainability see Danisco's online Sustainability Report at www.danisco.com/sustainability.

# Sustainability verification statement

**Introduction**

DNV (Det Norske Veritas) has been commissioned by Danisco to verify Danisco's 2006 sustainability reporting both in its printed format, the report titled 'Energy and balance at all levels', and its online format.

Danisco is responsible for the collection and presentation of information within their sustainability reporting. DNV's responsibility in performing this work is to Danisco only and in accordance with agreed terms of reference.

**Scope of assurance**

- Social, Environmental, Health and Safety indicators as presented in the Report
- Sustainability data and activities undertaken since Danisco's 2005 Sustainability Report as contained in the 2006 sustainability reporting
- Visits to Danisco's head-office in Denmark and three selected production sites

**Verification approach**

DNV's assurance team comprises environmental and social assurance specialists from our global corporate responsibility network. Our assurance engagement has been planned and performed in accordance with DNV's Verification Protocol for Sustainability Reporting. In that respect, the sustainability reporting has been evaluated against the following criteria:

- Adherence to the principles of Completeness, Accuracy, Neutrality, Comparability and Responsiveness, as set out in the AA1000 Assurance Standard, and
- The Global Reporting Initiative 2006 Guidelines.

We conducted the verification during March, April and May 2007, undertaking the following steps:

1. Interviewed a selection of Danisco executives and senior managers to understand objectives and priorities for embedding and managing Danisco's sustainability pillars, as set out in Danisco's sustainability policies and report, as well as the means by which Danisco planned to accomplish its objectives and the degree to which those objectives have been met.

2. Analysed the social, environmental, health and safety data gathering system to assess the consistency, quality and accuracy of the reported data.

3. Reviewed a selection of internal communication relating to adherence to Danisco's policies, as a check on the scope and appropriateness of statements made in the sustainability reporting.

4. Reviewed Danisco's reporting system for sustainability issues, interviewing 15 managers and senior managers responsible for different areas to verify appropriate understanding as well as effective implementation of policies and reporting of indicators. We viewed mechanisms for communicating and implementing policies at individual site levels. To this end, we visited three production sites covering three of Danisco's core businesses in Europe and the United States. These sites were selected on the basis of our review and in discussion with Danisco. The sites are located in Valencia (Spain), Rochester (US) and Kansas City (US).

**Conclusions**

In our opinion, the 2006 sustainability reporting meets the content and quality requirements of the Global Reporting Initiative 2006 Sustainability Reporting Guidelines (Version 3.0). Among the different levels defined by the GRI, both Danisco and DNV confirm that the GRI "C+ application level" has been met.

Danisco's efforts to embed its sustainability approach into the business and manage its reporting activities are at an advanced level. The 2006 sustainability reporting represents a further step forward in the continuing process of making explicit its approach to sustainability. DNV welcomes the continuous improvement activities and in particular the dedicated commitment shown at all levels of management.

**Completeness**

Based on our review, we consider the 2006 sustainability reporting to include all major material aspects concerning Danisco's sustainability performance. We have tested and challenged claims and statements made in the Report by obtaining supporting evidence from Danisco. Based on our review:

- We are not aware of any material issues excluded or misstatements made in relation to the information on which Danisco has made judgements in respect of the content.

- We are not aware of any material reporting units that have been excluded in Danisco management's review of social, health, safety and environmental performance.
- We have reviewed information on, and explanations of, the statements on Danisco's sustainability activities presented, and we are not aware of any misstatements in the assertions made.

### Accuracy

We have not found any material inaccuracies that may affect significantly the presented indicators.

### Neutrality

The report is fact-based, uses a neutral language and omits value statements. Based on our findings, we conclude that the overall information contained is unbiased. We have identified parts of the text that could be improved by more detailed reporting on Danisco's progress in implementing its policies throughout the company's operations.

### Comparability

DNV has not found any material inaccuracies that may affect significantly the comparability of selected indicators. The sustainability reporting may strengthen its message by conveying more detail of management activities at divisional and country levels.

### Responsiveness

DNV expects Danisco's stakeholders to find the sustainability reporting relevant and valuable.

### Opportunities for improvement

The following is an excerpt of some of the observations and opportunities reported back to Danisco's management. However, these do not affect our conclusions, and they are indeed generally consistent with the management objectives already in place.

The most important area of improvement identified by DNV is to strengthen and clarify understanding of the sustainability areas internally in Danisco as well as continue the work on implementing the company's sustainability policies.

Supply chain management is a key area where Dansico is taking new actions to meet new challenges. There are several opportunities for ensuring continued improvement in this area, from strategy formulation to implementation of policies, guidelines and tools.

DNV also identified interesting possibilities for further developing and integrating sustainability projects into Danisco's core business.

DNV expressly disclaims any liability or responsibility for any decisions, whether investment or otherwise, based upon this assurance statement.

## Det Norske Veritas

| Eli Munkelien | Malin Schmidt |
|---|---|
| Lead Verifier | Director of Global Products and Solutions |

# The organisation

Danisco is a global company with activities at 142 locations in 47 countries in every time zone. At 30 April 2007, a staff of 10,272 people ensured the smooth running of all activities. In recent years, Danisco has invested in the expansion of effective internal communication and collaboration systems to promote productive collaboration between all employees in all business areas. The Group comprises two business segments, Ingredients and Sugar, as well as a number of corporate functions such as Finance, Sustainable Development, Legal Affairs, Communications, IR etc. The figure below shows Danisco's group structure at 30 April 2007.

THE DANISCO ORGANISATION



DANISCO
Corporate Functions
Technology & Business Development
Ingredients
Product Management, R&D, Production, Supply Chain & Sale of Industrial Ingredients
Bio Ingredients
Genencor
Cultures
Texturants & Sweeteners
Flavours
Sales & Application Food Ingredients
Europe, North America, Latin America, Asia Pacific, Rest of World
Sugar
Production and supply chain
• Denmark
• Finland
• Germany
• Lithuania
• Sweden
Sales & Innovation


## Organisational changes

**Ingredients**

The reorganisation of Ingredients, titled 'Unfolding the potential', became effective from 1 November 2006. The overall objective of the reorganisation was to create a platform for increased efficiency across all value chains in Ingredients. The most significant organisational changes included:

- Reduction of product divisions from nine to four.
- Transfer of R&D activities to product divisions and establishment of a central function 'Technology and Business Development' to ensure optimum utilisation of knowledge and technology across business units.
- Transfer of application activities (customer support) to the sales organisation, *Sales & Application Food Ingredients*, which holds global responsibility for sales and customer support in the food ingredients business. Responsibility for the sale of all other products, *primarily industrial* ingredients, lies with the divisions.
- Leaner management and reporting structures.

In the Q3 results announcement released on 20 March 2007, we stated that in 2007 Texturants & Sweeteners will be closing three sites in Canada, Mexico and Scotland as a result of 'Unfolding the potential'. Moreover, Genencor will be optimising its R&D structure to the effect that the

R&D activities in Copenhagen, Denmark, have been closed while a new facility will be opened in Shanghai, China. Since the announcement of 'Unfolding the potential', the sales organisation has been working intensely on integrating our sales and application activities, a process that has progressed as expected. The most important efficiency improvements involved a simplification of the management structure, adjustments of resources and a more effective customer segmentation, including resource allocation for each customer.

**Events after 30 April**

On 3 May 2007, Danisco signed an agreement on the divestment of Flavours to Swiss-based Firmenich, a world leader within flavours and fragrances. At the same time, Danisco and Firmenich entered into a strategic partnership on flavours. Gaining access to Firmenich's entire product portfolio, the partnership allows Danisco to offer an even stronger product range to the food industry.

In mid-May 2007, Cultures announced a reorganisation of its R&D function to optimise the structure globally. This means that development and optimisation of the production process will be centralised in Niebüll, Germany, while product development will be centralised in Dangé Saint Romain, France, and Madison, USA.

**Sugar**

As a result of the EU sugar reform, Sugar has implemented an extensive restructuring programme in the past 18 months. This process involved a number of measures, such as:

- Three factory closures
- Centralisation of administrative functions
- Staff reduction affecting 350 employees

Moreover, all sugar activities were transferred to an independent Danish limited company in September 2006 with accounting effect from 1 May 2006. Based on an overall assessment, these measures have provided Sugar with a strong platform to meet future market conditions and competitive challenges, once the balance on the European sugar market has been restored.

**Knowledge-based company undergoing change**

In recent years, Danisco has grown into being an even more knowledge-based company – most recently accelerated by our enzymes and cultures acquisitions. But it is our knowledgeable employees who enable Danisco to realise our goal of becoming the leading ingredients supplier to the food industry as well as other industries.

It is therefore essential for Danisco to be able to attract and retain the best staff in all the countries in which we operate today and in the future. In other words, Danisco should at all times have the optimum employee profile in all positions in our global organisation. Ever-changing surroundings and growing competition place greater demand on the competencies and capabilities of Danisco's HR unit as a support function to the business units. In consequence, Danisco will be intensifying its HR efforts through a number of measures:

- Development of new managers and focus on continuous management development
- Change management
- Competency development throughout the organisation
- Expansion of HR infrastructure and support across the group

Management development will be given high priority in the coming years, as management is responsible for setting the framework for staff development. This is important considering the international scope of Danisco's acitivities, and that the highest revenue growth is being recorded in a number of fast-growing economies in Asia, Latin America and Eastern Europe.

**GEOGRAPHICAL DISTRIBUTION OF EMPLOYEES**


Latin America
8%
Rest of Western Europe
19%
Rest of World
1%
North America
14%
Nordic countries
35%
Eastern Europe
7%
Asia Pacific
16%

# Corporate governance

## Progress in 2006/07

In the financial year 2006/07, the following measures were implemented in the area of corporate governance:

- Possibility of voting by differentiated proxy at the 2007 Annual General Meeting
- Register of Shareholders management transferred to VP Services
- Continued focus on compliance with international corporate governance standards

Danisco is a Danish listed company managed in accordance with the Articles of Association, the Danish Companies Act, the Listing Agreement between Danisco and the OMX Copenhagen Stock Exchange as well as other relevant Danish and foreign laws and regulations.

The management of Danisco is based on the two-tier system, which separates the Executive Board and the Board of Directors. Danisco's Management – Board of Directors and Executive Board – is committed to exercising good corporate governance and focuses on shareholder relations, long-term value creation and the swift release of relevant information.

## Corporate governance compliance

The corporate governance recommendations are included in the Rules Governing Securities Listing on the OMX Copenhagen Stock Exchange. Companies must either comply with the corporate governance recommendations or explain why the recommendations are not fully or only partly complied with.

Danisco generally complies with the corporate governance recommendations of the OMX Copenhagen Stock Exchange with one exception only. The recommendation is that Board members are up for re-election every year at the Annual General Meeting, and that the Board of Directors seeks to ensure a balance of renewal and continuity, in particular in respect of Chairman and Deputy Chairman. To ensure continuity, Danisco's Board members elected by the general meeting serve for a term of two years, which means that not all Board members are up for re-election each year.

For more information about Danisco's corporate governance, please see www.danisco.com *for a full list of* the OMX Copenhagen Stock Exchange's recommendations along with our comments.

DANISCO'S CORPORATE GOVERNANCE STRUCTURE


Shareholders at the AGM
External audit
Board of Directors
Nomination committee
Audit committee
Ad hoc committees
Executive Board
Group functions
Shared functions
Executive Committee
Business Segments/Divisions

Key laws and regulations and internal management tools constituting significant factors in the management of Danisco appear from below:

**Laws and regulations:**

- Danish Companies Act
- Listing Agreement with the OMX Copenhagen Stock Exchange

**Internal management tools:**

- Rules of Procedure of the Board of Directors and instructions to the Executive Board
- Code of conduct
- The five values
- Policies on communication of information, balance management, bookkeeping etc.
- Internal control and risk management procedures

## Shareholder structure

According to the Register of Shareholders, Danisco had 62,385 shareholders at 30 April 2007, about 73% of whom were registered shareholders. Danish shareholders represent about 97% of the shareholder base and 83% of the share capital. For more information on the shareholder structure, please see page 18.

## Annual General Meeting

### Conducting the Annual General Meeting

According to the Articles of Association, Danisco's Annual General Meeting is held no later than four months after the financial year-end, usually in August. The Annual General Meeting is held in Danish and webcast directly and simultaneously interpreted into English. The Board of Directors appoints a chairman of the meeting to conduct the Annual General Meeting, and the agenda must include the following items:

- The Board of Directors' report on the company's business for the year ended
- Submission of the audited annual report and resolution for the approval of the annual report
- Resolution on the appropriation of profits or covering of losses in respect of the approved annual report
- Election of members to the Board of Directors
- Election of an independent state-authorised public accountant to serve as auditor
- Resolutions proposed by the Board of Directors or shareholders

Matters transacted at the Annual General Meeting are decided by simple majority. Adoption of special resolutions such as amendment of the company's Articles of Association, the amount of the share capital, dissolution of the company or merger with another company requires that two-thirds of the votes cast and shareholders representing two-thirds of the voting rights present at the Annual General Meeting vote for the resolution in compliance with Danish company law.

### Election of auditor

The Annual General Meeting elects one state-authorised public accountant to audit the company's financial statements and bookkeeping for one year at a time. The Board of Directors along with the Executive Board evaluate the auditor's independence and competencies before nomination to the Annual General Meeting. The auditor regularly reports on the progress of the auditing in an audit report submitted to the Board of Directors. The auditor participates in Board meetings at least once a year, usually in connection with the annual report. The Chairmanship functions as audit committee and meets with the auditor at least twice a year. At the 2006 Annual General Meeting, Deloitte was elected auditor for a period of one year.

### Participation in the Annual General Meeting

Shareholders wishing to exercise their influence at the Annual General Meeting should register as shareholders and request admission card and ballot paper. Shareholders are entitled to attend the Annual General Meeting upon requesting an admission card no later than two weekdays prior to the date of the meeting. Each shareholder must account for his/her status as shareholder by presenting a less than 30-day old transcript copy from VP Securities Services. If registered in the company's register of shareholders at the time of the notice convening the Annual General Meeting, shareholders automatically receive the notice convening the general meeting.

### Voting at the Annual General Meeting

Shareholders are entitled to attend the Annual General Meeting with either a consultant or by proxy. A proxy must present a written, dated authorisation that has been given for a maximum of one year. Shareholders may also authorise the Board of Directors to vote at the Annual General Meeting. Moreover, registered shareholders may vote by electronic proxy on Danisco's website (www.danisco.com).

#### Deadline for proposals

Shareholders are entitled to have specific matters and proposals transacted at the Annual General Meeting. Shareholder proposals or matters for transaction must be submitted to the Board of Directors no later than 30 days prior to the Annual General Meeting by email to bestyrelsen@danisco.com or by letter to Danisco, addressed to 'Board of Directors'. The date of the Annual General Meeting appears from the financial calendar at www.danisco.com and in Danisco's announcements of results.

#### Voting rights at the Annual General Meeting

Danisco has one class of shares, and no shares carry special rights. Each share of DKK 20 represents one vote. However, no shareholder or coordinated group of shareholders is entitled to exercise voting rights for more than 7.5% of the issued share capital. It is the Board of Directors' opinion that in case of a takeover bid for Danisco, the restriction ensures the Board of Directors a better negotiation position. The restriction should therefore not be considered as protection against a possible takeover, but it gives the Board of Directors time to diligently consider all advantages and disadvantages for the shareholders compared with the alternatives.

### Board of Directors

The Board of Directors is elected by the general meeting and is responsible for the overall management of Danisco, including the appointment and dismissal of the members of the Executive Board. Apart from the employee representatives stipulated by Danish legislation, no member of the Board of Directors is employed by Danisco.

The Board of Directors comprises nine members, six elected by the general meeting and three by the employees in Denmark. The Board of Directors regularly considers if the number of Board members is suitable in relation to the company's needs. Board members elected by the general meeting are elected individually for a term of two years at the Annual General Meeting. The Board of Directors finds that a two-year period is required to ensure continuity in the Board of Directors' work, even though this is not in accordance with the corporate governance recommendations.

Independence of the company is an important criterion for election to the Board of Directors, and it is deemed that all the Board members elected by the general meeting are independent in accordance with the OMX Copenhagen Stock Exchange's recommendations. Election of employee-elected Board members is a right exercised by the Danish employees under Danish company law. The employee-elected Board members must represent a number corresponding to half of the members elected by the general meeting. At the most recent employee election, the number of members elected by the general meeting implied the election of three employee-elected Board members. Employee-elected Board members are subject to the same terms and conditions as other Board members, but in accordance with company law they are elected for a term of four years.

Board members elected by the general meeting retire from the Board of Directors no later than at the Annual General Meeting held in the calendar year in which the member in question turns 70.

#### Board meetings and Rules of Procedure

The Board of Directors is responsible for Danisco's overall management, and seven Board meetings are usually held each year. At these meetings the Board of Directors deals with all matters concerning Danisco's overall development, including:

- An annual review of the company's strategy
- The strategies of the individual business areas
- The overall financial targets and capital structure
- Social, ethical and environmental issues as well as an annual evaluation of the company's risk profile
- Proposals for mergers, acquisitions and divestments of companies and activities as well as major development and investment projects
- The Board of Directors' annual self-evaluation
- Annual review of the company's corporate governance

In the interim between Board meetings, the Board members are regularly briefed about the Group's affairs, and extraordinary Board meetings are called when necessary. The Board of Directors visits the company's enterprises in and outside Denmark at suitable intervals. Once a year, the Board of Directors reviews the Rules of Procedure, guidelines, policies and other practices to ensure they are updated and relevant.

#### Chairmanship

The Board of Directors appoints a Chairman and one or two Deputy Chairmen, who together constitute the Chairmanship. Like the other Board members elected by the general meeting, the Chairmanship is independent of the company and, consequently, not employed by Danisco.

The work of the Chairmanship is regulated by the Rules of Procedure for the Board of Directors. The Chairmanship functions as audit committee and participates in the nomination committee. The Chairman is in regular contact with the Executive Board.

**Evaluation of the Board's work**

The Chairmanship evaluates on an annual basis:

- The work of the Board of Directors
- Performance of the individual Board members
- Cooperation between the Board of Directors and the Executive Board
- Performance and results of the Executive Board
- Economic incentive programmes for the Executive Board

This evaluation serves as a basis for the Board's discussion, evaluation and any actions to be taken. If a Board member's employment situation changes, the Chairman must be informed of this. Based on a discussion as to whether the Board member in question in such a situation maintains his professional and other competencies, the Board of Directors decides on the Chairman's recommendation if the Board member should be requested to resign his directorship at the next Annual General Meeting.

**Composition of the Board of Directors**

The Board of Directors presently comprises nine members, six elected by the general meeting and three by the employees in Denmark. Two of the members are non-Danish, and two members are women. For more information on the Board of Directors, please see pages 124-127.

In 2006/07, the following changes and elections to the Board of Directors took place:

- Jon Krabbe left the Board of Directors at the Annual General Meeting in 2006 due to age, in accordance with the Rules of Procedure
- Kirsten Drejer was elected to the Board of Directors
- Jørgen Tandrup and Håkan Björklund were re-elected to the Board of Directors
- Per Gertsen left the Board of Directors in connection with an employee election and a concurrent reduction in the number of employee-elected Board members from four to three
- Lis Glibstrup, Flemming Kristensen, Bent Willy Larsen were re-elected employee-elected members of the Board of Directors
- The Board of Directors re-elected Anders Knutsen Chairman and Jørgen Tandrup Deputy Chairman

**BOARD OF DIRECTORS AT YEAR-END 2006/07**

| | Age | Nationality | Elected | Independent |
|---|---|---|---|---|
| Anders Knutsen, Chairman | 60 | Danish | 1997 | Yes |
| Jørgen Tandrup, Deputy Chairman | 60 | Danish | 2002 | Yes |
| Håkan Björklund | 51 | Swedish | 2004 | Yes |
| Kirsten Drejer | 51 | Danish | 2006 | Yes |
| Lis Glibstrup | 59 | Danish | 2002 | Employee-elected |
| Peter Højland | 56 | Danish | 1998 | Yes |
| Flemming Kristensen | 47 | Danish | 2005 | Employee-elected |
| Bent Willy Larsen | 63 | Danish | 2002 | Employee-elected |
| Matti Vuoria | 56 | Finnish | 1999 | Yes |

**Remuneration of the Board of Directors**

The Annual General Meeting approves an annual remuneration for the members of the Board of Directors. For the financial year 2006/07, remuneration to the Chairman totalled DKK 750,000, to the Deputy Chairman DKK 450,000, while remuneration for the remaining Board members totalled DKK 300,000.

The Board members are not included in any share option programmes or bonus schemes. They are allowed to own shares in Danisco on their own account, in which case they are subject to the rules of insider trading. Each Board member's competencies, other positions of trust and directorships as well as holdings, including any changes, of Danisco shares during the financial year are stated on pages 124-127.

**Nomination of Board candidates**

In connection with the nomination of Board candidates, an ad hoc nomination committee is appointed comprising the Chairman, the Deputy Chairman and one Board member elected by the general meeting with a mandate to propose candidates to the full Board of Directors, who will then decide about the nomination of candidates to the general meeting. Danisco emphasises the following criteria in the nomination of Board candidates:

- The candidate complements the Board's existing competencies
- The candidate has professional competencies that match the company's needs
- The candidate has broad and international business experience
- A balanced age distribution of the Board

- The candidate is independent of the Executive Board and other members of day-to-day management
- There is no conflict of interest between the candidate and Danisco
- The candidate is not employed by or dependent on the company

**Board of Directors' profile**

The Board of Directors can be characterised as having broad and international business experience and professional competencies within production, sales & marketing, R&D, biotechnology and EU sugar market conditions, among other things, which are considered to match the company's needs.

The Board of Directors considers on an ongoing basis the need for changes in the combined Board's competencies. Board members must actively stay updated on Danisco and the industry in general.

**Ad hoc committees**

The Board of Directors may appoint committees in addition to the ad hoc nomination and remuneration committees, but so far this has not been considered expedient for the Board's work, taking the size of the Board and Danisco's business into account.

## Company structure and Executive Board

The company is divided into two business segments, comprising five product divisions. To this should be added a global sales and applications organisation for food ingredients and a number of corporate staff functions.

The Executive Board is responsible for carrying out the strategy and the overall guidelines approved by the Board of Directors. The Executive Board reports on the company's financial development and position via monthly and quarterly reports to the Board of Directors. The Board of Directors has laid down detailed procedures for the Executive Board's reporting and communication to ensure that the Board of Directors continuously receives the requisite information about the company's business. The Executive Board is responsible for the company's day-to-day management, including operational performance, results, asset management, bookkeeping and internal affairs.

Members of the Executive Board may not without prior agreement with the Board of Directors take on other duties or posts. However, the Board of Directors appreciates that the members of the Executive Board take on duties or posts outside the company where this is possible subject to suitable time consumption and when estimated to provide valuable knowledge and experience to the Executive Board. The Executive Board and some 100 managerial staff participate in option programmes as described in note 30 on pages 81-84.

**Remuneration of the Executive Board**

The Board of Directors discusses on a current basis the Executive Board's remuneration to ensure a balance that encourages value creation in the long term and maintains focus on the annual value increase and the performance of the individual. The Chairmanship, which constitutes the remuneration committee for the Executive Board, decides on the compensation and other conditions of employment for the Executive Board. The Board of Directors is provided with the relevant information. Incentive schemes are submitted for approval to the Board of Directors annually. The Chairmanship discusses and proposes to the full Board of Directors the delegation of responsibilities in the Executive Board.

The Chairmanship prepares the Board of Directors' annual evaluation of the work of the Executive Board. In the light of this, a balance is sought in which an annual bonus based on one or more multiyear targets may represent up to 50% of the fixed salary at the time of granting. Options are granted on the basis of a method of calculation (Black-Scholes Model), the target being an option value at the level of 50% of the fixed salary at the time of granting. Please see note 39 on page 90 for further information on the remuneration of the Executive Board, note 30 on pages 81-84 on share options, and page 128 on ownership of Danisco shares.

***Executive Committee***

Danisco's management forum, the Executive Committee, meets on a monthly basis to coordinate and follow up on group performance. The members of the Executive Board and the Executive Committee are listed in the table overleaf. For further information, please see page 129.

## DANISCO'S MANAGEMENT STRUCTURE

| | Age | Position | Nationality | Executive Board | Executive Committee |
|---|---|---|---|---|---|
| Tom Knutzen | 45 | CEO | Danish | X | X |
| Søren Bjerre-Nielsen | 54 | CFO | Danish | X | X |
| Mogens Granborg | 59 | EVP | Danish | X | X |
| Ole Søgaard Andersen | 54 | Chief Sales & Marketing Officer | Danish | - | X |
| *Leif Kjærgaard* | 60 | CTO | Danish | - | X |
| Stina Bjerg Nielsen | 41 | SVP, Corporate HR | Danish | - | X |
| Tjerk de Ruiter | 47 | CEO, Genencor | Dutch | - | X |
| Fabienne Saadane-Oaks | 49 | President, Cultures | French | - | X |
| Torben Svejgård | 52 | CEO, Texturants & Sweeteners | Danish | - | X |

# Risk management

## Overview of risk management

The Executive Board is responsible for implementing effective risk management systems in the Group and for maintaining focus on improving the systems. In connection with the Board of Directors' annual risk management review in the spring of 2007, none of the risk areas identified were assessed as being critical to Danisco's ability to reach its goals and execute its strategy.

The management of the Group – including risks – is based on the following:

- **Corporate governance:** Determines the overall management structure of the Group
- **Code of conduct:** A set of rules for the behaviour of the employees within the business and towards the surrounding environment
- **Danisco's five values:** We are innovative, we create value, we build competencies, we take responsibility and we believe in dialogue
- **Internal policies and procedures**

Danisco's risk perception and risk management are split into five levels. The five risk elements are described in detail at segment or group level in the figure below. The specific, potential risk factors may deviate from the below review of the individual risk elements, and the list does not necessarily cover all the risk aspects for Danisco.

DANISCO'S RISK LADDER



Strategic risks
Market and business risks
Operational risks
Financial risks
Management and accounting risks


## Strategic risks

### Market or product image

One of Danisco's basic values is to comply with the legislation and be a good citizen in the countries in which the company operates. However, we may from time to time run into image problems, which can damage Danisco financially and in other ways. Such damage could also be caused by e.g. political issues, on which Danisco has no direct influence.

### Political and legislative risks

Overall, the political risks relating to sales and production do not appear to constitute a real threat to Ingredients due to the fragmented business model. In Management's view this is due to the company's broad product, production and customer platform. Production is often located close to the raw materials, which is also the case for several of our competitors. In consequence, the political risks are assessed to be of a temporary rather than a structural nature.

Legislative changes may constitute a threat to Ingredients. In the longer term, a tightening of, for instance, food regulations could be an advantage to Danisco due to our strong technology platform and product range. The reason for this is that, typically, new legislation aims at better and healthier foods with a high level of technology.

### Competition from low-cost countries

Along with other industries, the ingredients sector is facing stiffer competition from companies located in low-cost countries. Danisco seeks to offset this threat as far a possible by means of tight cost control, focus on value-adding ingredients – i.e. a high level of technology in production processes, products or applications – and establishment of a strong market position and production in these markets.

### Acquisitions and joint ventures

Acquisitions and joint ventures are natural elements in the development of the business platform. The risk profiles of such transactions may differ from an organic expansion of the existing platform. Overall, Danisco has not been appreciably impacted by such risks so far due to effective risk analyses and integration processes.

### Product development

Danisco may decide to increase R&D efforts within one or several attractive product areas, which may have an adverse impact on the Group's earnings capacity for a time. However, investments in new products and technology are no guarantee of successful, commercial product launches.

### Sugar

Since the European sugar regime is governed by policy makers, sugar earnings are highly susceptible to any political changes in the area. It is Sugar's strategy to maintain its position as one of the most efficient sugar producers in the EU.

The ongoing implementation of the sugar reform has not yet had the anticipated effect and, in consequence, has put pressure on earnings. Hence, earnings expectations for the years ahead are subject to some uncertainty.

## Market and business risks

Like other companies, Danisco is affected by macroeconomic developments. However, the food sector is assessed to be less sensitive to cyclical fluctuations than the economy as such.

### Market position

It cannot be ruled out that due to our competitive market position in some product areas, Danisco will have limited access to participate in, for instance, industry consolidation or the pricing of goods and services.

### Customer dependence

The strategy involves establishing close customer relations through a high innovation and service level in a broad sense. Danisco's long-term dependence on individual customers is assessed to be relatively limited in both Ingredients and Sugar. The ten largest customers in Ingredients account for 19% of revenue, representing a total customer base of around 17,000. The concentration of customers in Sugar is not assessed to constitute any significant threat to the company either since the ten largest customers represent 29% of revenue.

### Dependence on suppliers and raw materials

It is part of Danisco's risk management strategy to spread supplier relations geographically and contractually cover against risks in the best possible way.

Danisco – Ingredients as well as Sugar – is highly dependent on raw materials produced from plant crops, and fluctuating crop yields may therefore affect raw material prices. The competitive situation does not always allow Danisco to raise sales prices accordingly. However, it is considered unlikely that several such occurrences should materialise simultaneously. However, it is a fact that changes in the consumption pattern of raw materials can affect prices as in the case of bioethanol in the USA. Such changes can at times represent major challenges for the food industry due to more volatile raw material prices.

### Excess capacity in the industry

Some product segments may experience excess capacity from time to time and, consequently, intensified competition and price pressure. Danisco is prepared to counter this pressure by constantly developing the product range and distancing the company from the competitors through application know-how.

### Uncertainty about the pricing of sugar

Since the EU sugar reform has not yet had the anticipated effect, significant risk elements are assessed to persist. These elements include the industry's ability to adjust capacity, the pricing of sugar, storage facilities etc., and can affect Sugar's earnings capacity significantly in the years ahead.

## Operational risks

### Supply chain

Supply guarantee is a key competition parameter for both Ingredients and Sugar. As Sugar has a more simple business system than Ingredients in terms of number of customers and products, the biggest risks appear to relate to Ingredients. Over the past few years Danisco has therefore invested in a general roll-out of SAP to ensure that the IT infrastructure supports the increasingly complex business structure.

### Raw materials

The availability of raw materials and unfavourable price trends could put pressure on Danisco's earnings capacity for a period of time until the harvest situation improves or alternative raw materials/technologies are procured.

### Innovation and patent risk

Investments in innovation are made on an ongoing basis to ensure that our product portfolio remains competitive. The scope and range of our existing product offering reduce the risk of a single product losing its competitive position. This development activity is associated with some risk as new competing products and technologies along with regulatory changes could leave Danisco in a weakened competitive position for a period of time. However, the strong technology and innovation platform should ensure that this does not pose a major problem for a prolonged period of time.

Danisco's innovation activities and product range are protected through patents where relevant. Existing or new products may potentially infringe on a competitor's patents, which could have a negative impact on Danisco with regard to future sales possibilities and damages. Conversely, Danisco protects itself against competitors' infringements of the company's patents.

### Product safety

Product safety is given top priority at Danisco, including the elimination of unhealthy properties in food ingredients.

Regulatory restrictions may impact the cost level of food ingredients and technical enzymes production. Danisco is prepared for such restrictions, and in our business development we already take the health properties of our products into account. We maintain rigorous quality control procedures as well as extensive traceability and product recall capabilities (see section on sustainable development on pages 26-30).

#### Environmental issues

Danisco focuses strongly on complying with legislation in the countries where we operate. However, it cannot be ruled out that environmental problems in the broad sense could arise and damage Danisco financially and in other ways.

#### Staff

Being a knowledge-based business, Danisco is highly dependent on attracting sufficient employees with the required qualifications, which is sometimes difficult within specialised technology areas.

#### Tax

It is Danisco's policy to be compliant with the tax rules in the countries in which we operate. Danisco pursues an active but not aggressive tax policy. This means that we evaluate potential tax savings against the risk and costs of litigation as well as the impact on the company's image. Tax issues may be challenged by the local tax authorities but this has so far not caused any significant problems for Danisco.

Based on broad international production and sales platforms, Danisco seeks on an ongoing basis to maintain a fair transfer pricing system based on OECD guidelines and local legislation. Transfer pricing is always subject to the local authorities' interpretation of international guidelines, but this has so far not caused any major problems for the Group.

#### Pension

Danisco's use of defined benefit plans only makes up a limited share of total pension schemes and there is only a limited addition of new obligations to existing plans. In accordance with IFRS, provision has been made for the lack of asset coverage of existing defined benefit plans.

### Financial risks

Given the international scope of the Group's activities, Danisco's results and equity are affected by various financial risks such as exchange rate, interest rate, liquidity and credit risks. The overall framework for managing financial risks is regulated by instructions issued by the Board of Directors and the Executive Board. The instructions specify the risk limits for Corporate Treasury, the types of financial instruments allowed, eligible transaction partners and guidelines for reporting of actual positions compared with the fixed risk limits.

Danisco hedges commercial risks only and does not conduct financial transactions for speculative purposes. The Group's interest rate and liquidity risks are managed centrally by Corporate Treasury while decisions on exchange risk hedging are handled by the various business units in accordance with corporate policies; however, Corporate Treasury is responsible for any external hedging.

The Group's financial risks are described below and further detailed in the notes to the income statement and the balance sheet.

#### Foreign exchange

It is Group policy to limit the impact of exchange rate movements on the Group's results and financial position. Since the Group's global presence provides a degree of natural currency hedging, the business units undertake supplementary hedging to a limited extent only. The Group's exchange risks fall into two risk categories:

- Transaction risk arises when goods or services are traded in currencies other than the subsidiary's local currency. The Group's production is largely located in the currency areas where the products are sold. This provides a degree of natural currency hedging and reduces the Group's transaction risk. The exchange risk that is not naturally hedged is reduced through exchange risk management with future transactions being hedged no more than 18 months ahead based on commercial assessments. The business units along with Corporate Treasury make these decisions. It is also Group policy that assets recognised in foreign currency – with the exception of investments in foreign subsidiaries – are offset by liabilities in the same currency. The subsidiaries monitor their own foreign exchange positions, and hedging is made in the form of forward exchange transactions concluded with Corporate Treasury.
- Translation risk in connection with the translation of foreign subsidiaries' income statements into Danish kroner is not hedged. Investments in equity in foreign subsidiary undertakings are hedged only as an exception as they are considered long-term investments, and it is assumed that hedging will not add value in the long term.

#### Interest rate

The Group's interest rate risk arises from increases in interest rates on the floating-rate debt and decreases in market rates for the fixed-rate debt.

The major part of the Group's funding – before interest rate management – is obtained at floating rates while the interest rate risk is managed through interest rate swap agreements where Danisco pays a fixed rate and receives a floating rate on certain principal amounts. Fixed-rate loans only make up a small part of the loan portfolio.

The composition of the fixed and floating rate debt – including interest rate swaps – is assessed on an ongoing basis and any refinancing decisions are based on long-term assessments, including a balancing of stable funding costs against funding at lower interest rates.

#### Liquidity

Liquidity risk is the risk that the Group in connection with funding, including refinancing, has to pay interest rates with higher credit margins or, in the worst case, that the Group cannot obtain liquidity.

It is Group policy that credit commitments from financial institutions should match the Group's need for net interest-bearing debt at any time. This ensures the right balance between ensuring liquidity and avoiding higher financial expenses due to major unused drawing rights.

The Group has access to considerable uncommitted credit facilities with relationship banks and commercial paper programmes (short-term debt instruments) in Finland, Sweden and Denmark. Credit facilities in these markets may be discontinued and the credit commitments serve as liquidity hedging.

#### Credit

The main credit risks include trade debtors, other outstanding amounts, including gains on derivative financial instruments (forward exchange contracts and interest rate swaps) and bank deposits. Trade debtors are distributed in such a manner that the Group's credit risks are not considered exceptional. Derivative financial instruments and cash and cash equivalents are only placed with financial institutions with high credit ratings. The amounts of these balance sheet items are identical with the maximum credit risk.

#### Risk and insurance

It is not possible to predict and quantify the effect of natural disasters (for example earthquakes), war, terror and other external circumstances and damage. Therefore, Danisco seeks via insurance schemes to minimise any financial impact on the Group's results. Danisco's risk management department closely monitors the Group's covered risks and has taken out insurance against natural disasters, product and commercial liability, property and movables as well as consequential loss, industrial and personal injuries and environmental damage. When insurance schemes are renewed, the deductible is higher due to Danisco's claims history and as a matter of common practice. There is no guarantee that all risks are correctly assessed and that Danisco has sufficient insurance coverage for all potential risks.

### Management and accounting risks

The implemented management, accounting and control systems are assessed to ensure efficient data collection and control throughout the Group. In addition, in large parts of the Group the sales and production activities are separate units, which add to the level of control. All business units report to the Group's central finance unit on a monthly basis, which provides the basis for the group financiel statements sent to the Executive Board each month. The monthly reports are unaudited, but internal control of the business units' reporting and cash flows is regularly carried out.

At the end of the financial year 2006/07, nearly 80% of the Group had been transferred to standardised SAP platforms, increasing transparency throughout the Group and reducing the time spent on reporting and control.

# Management's statement

**Management's statement**

The Board of Directors and the Executive Board today approved the Annual Report of Danisco A/S for 2006/07.

The Annual Report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. We consider the accounting policies to be appropriate. Accordingly, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, financial position, cash flows and results of operations.

We recommend that the Annual Report be approved by the Annual General Meeting.

Copenhagen, 20 June 2007

**Executive Board**



Tom Knutzen
Chief Executive Officer



Søren Bjerre-Nielsen



Mogens Granborg

**Board of Directors**



Anders Knutsen
Chairman



Jørgen Tandrup
Deputy Chairman



Håkan Björklund



Kirsten Drejer



Lis Glibstrup



Peter Højland



Flemming Kristensen



Bent Willy Larsen



Matti Vuoria

# Auditors' report

## To the shareholders of Danisco A/S

We have audited the annual report of Danisco A/S for the financial year 1 May 2006 to 30 April 2007, which comprises the statement by Management on the annual report, Management's review, income statement, balance sheet, statement of recognised income and expense, cash flow statement and notes, including the accounting policies, for the Group as well as the Parent. The annual report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies.

**Management's responsibility for the annual report**

Management is responsible for the preparation and fair presentation of an annual report in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an annual report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

**Auditor's responsibility and basis of opinion**

Our responsibility is to express an opinion on this annual report based on our audit. We conducted our audit in accordance with Danish and International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of an annual report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the annual report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

***Opinion***

In our opinion, the annual report gives a true and fair view of the Group's and the Parent's financial position at 30 April 2007 and of their financial performance and their cash flows for the financial year 1 May 2006 to 30 April 2007 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies.

Copenhagen, 20 June 2007

**Deloitte**

Statsautoriseret Revisionsaktieselskab



Erik Holst Jørgensen
State Authorised Public Accountant



Anders Dons
State Authorised Public Accountant



# Contents of Group annual accounts

## INCOME STATEMENT

| (DKKm) | Note | 2006/07 | 2005/06 |
|---|---|---|---|
| **Revenue** | 2 | 20,362 | 20,912 |
| Cost of sales | 3, 4, 5 | (13,234) | (13,672) |
| **Gross profit** | | 7,128 | 7,240 |
| Research and development expenses | 4, 5 | (874) | (943) |
| Distribution and sales expenses | 4, 5 | (2,771) | (2,637) |
| Administrative expenses | 4, 5, 6 | (1,301) | (1,390) |
| Other operating income | | 128 | 157 |
| Other operating expenses | 4, 5 | (92) | (55) |
| Share-based payments | 7 | 21 | (213) |
| **Operating profit before special items** | | 2,239 | 2,159 |
| Special items | 5, 8 | (186) | (768) |
| **Operating profit** | | 2,053 | 1,391 |
| Financial income | 9 | 433 | 483 |
| Financial expenses | 9 | (939) | (980) |
| **Profit before tax** | | 1,547 | 894 |
| Income tax expense | 10 | (468) | (261) |
| **Profit for the year from continuing operations** | | 1,079 | 633 |
| Profit for the year from discontinued operations | 2, 31 | [illegible] | (11) |
| **Profit for the year** | | 1,079 | 622 |
| **Distribution of profit for the year** | | | |
| Equity holders of the parent | | 1,058 | 564 |
| Minority interests | | 21 | 58 |
| | | 1,079 | 622 |
| ***Earnings per share in DKK*** | | | |
| EPS | 11 | 21.71 | 11.52 |
| DEPS | 11 | 21.58 | 11.41 |
| EPS from continuing operations | 11 | 21.71 | 11.75 |
| *DEPS from continuing operations* | 11 | 21.58 | 11.64 |

The Board of Directors proposes that a dividend for the year of DKK 7.50 per share (2005/06 DKK 6.75 per share) be adopted at the Annual General Meeting.

# Balance sheet

## ASSETS

| (DKKm) | Note | 30 April 2007 | 30 April 2006 |
|---|---|---|---|
| NON-CURRENT ASSETS | | | |
| **Intangible assets** | 12 | | |
| Goodwill | | 10,399 | 10,689 |
| Other intangible assets | | 1,213 | 1,276 |
| Total | | 11,612 | 11,965 |
| **Property, plant and equipment** | 13 | | |
| Land and buildings | | 2,986 | 2,990 |
| Plant and machinery | | 4,744 | 4,728 |
| Fixtures, fittings, tools and equipment | | 359 | 400 |
| Prepayments and assets under construction | | 604 | 565 |
| Total | | 8,693 | 8,683 |
| **Financial assets** | | | |
| Investments in associates | 14 | 12 | 12 |
| Other investments and securities | 14 | 127 | 162 |
| Pension assets | 15 | 135 | 121 |
| Deferred tax | 16 | 199 | 242 |
| Other receivables | 17 | 318 | 554 |
| Total | | 791 | 1,091 |
| **Total non-current assets** | | 21,096 | 21,739 |
| CURRENT ASSETS | | | |
| **Inventories** | 18 | | |
| Raw materials and consumables | | 1,155 | 1,147 |
| Work in progress | | 588 | 655 |
| Finished goods and goods for resale | | 3,574 | 3,712 |
| Prepayments for goods | | 54 | 49 |
| Total | | 5,371 | 5,563 |
| **Receivables** | | | |
| Trade receivables | | 3,297 | 3,390 |
| Corporation tax | 24 | 290 | 149 |
| Other receivables | 17 | 878 | 913 |
| Prepayments | | 81 | 97 |
| Total | | 4,546 | 4,549 |
| Cash and cash equivalents | | 372 | 411 |
| **Total current assets** | | 10,289 | 10,523 |
| **Total assets** | | 31,385 | 32,262 |

## EQUITY AND LIABILITIES

| (DKKm) | Note | 30 April 2007 | 30 April 2006 |
|---|---|---|---|
| EQUITY | 22, 23 | | |
| Share capital | | 979 | 978 |
| Other reserves | | (885) | (372) |
| Retained earnings | | 12,550 | 11,802 |
| Equity attributable to equity holders of the parent | | 12,644 | 12,408 |
| Minority interests | | 305 | 318 |
| Total equity | | 12,949 | 12,726 |
| LIABILITIES | 19 | | |
| *Non-current liabilities* | | | |
| Mortgage debt | | 175 | 190 |
| Other credit institutions | | 6,104 | 5,279 |
| Finance lease obligations | 20 | 37 | 41 |
| Other payables | 25 | 82 | 134 |
| Pension liabilities | 15 | 442 | 448 |
| Deferred tax | 16 | 1,302 | 1,278 |
| Other provisions | 21 | 314 | 376 |
| Total | | 8,456 | 7,746 |
| *Current liabilities* | | | |
| Mortgage debt | | 17 | 16 |
| Other credit institutions | | 6,243 | 8,138 |
| Finance lease obligations | 20 | 4 | 4 |
| Trade payables | | 1,396 | 1,252 |
| Corporation tax | 24 | 270 | 272 |
| Other payables | 25 | 1,888 | 1,897 |
| Deferred income | | 42 | 85 |
| Other provisions | 21 | 120 | 126 |
| Total | | 9,980 | 11,790 |
| Total liabilities | | 18,436 | 19,536 |
| Total equity and liabilities | | 31,385 | 32,262 |

## STATEMENT OF RECOGNISED INCOME AND EXPENSE

2006/07

| (DKKm) | Note | Hedging reserve | Translation reserve | Retained earnings | Total | Minority interests | Total equity |
|---|---|---|---|---|---|---|---|
| Profit for the year | | - | - | 1,058 | 1,058 | 21 | 1,079 |
| Exchange rate adjustment of foreign subsidiaries | | - | (426) | - | (426) | (2) | (428) |
| Currency hedging of net investments in subsidiaries | | - | 10 | - | 10 | - | 10 |
| Tax on currency hedging of net investments in subsidiaries | 16, 24 | - | - | (3) | (3) | - | (3) |
| Hedging of future transactions for the year | | (83) | - | - | (83) | - | (83) |
| Hedges recycled to the income statement | | (14) | - | - | (14) | - | (14) |
| Actuarial gains and losses | 15 | - | - | 32 | 32 | - | 32 |
| Tax on items taken directly to or *transferred from equity* | 16, 24 | - | - | 11 | 11 | - | 11 |
| Other movements in equity | | - | - | 2 | 2 | - | 2 |
| Net income recognised directly in equity | | (97) | (416) | 42 | (471) | (2) | (473) |
| Total recognised income and expense for the year | | (97) | (416) | 1,100 | 587 | 19 | 606 |

2005/06

| (DKKm) | Note | Hedging reserve | Translation reserve | Retained earnings | Total | Minority interests | Total equity |
|---|---|---|---|---|---|---|---|
| Profit for the year | | - | - | 564 | 564 | 58 | 622 |
| Fair value adjustment attributable to the share of Genencor owned before acquisition of the majority | 26 | - | - | (90) | (90) | - | (90) |
| Exchange rate adjustment of foreign subsidiaries | | - | 124 | - | 124 | 3 | 127 |
| Currency hedging of net investments in subsidiaries | | - | (99) | - | (99) | - | (99) |
| Tax on currency hedging of net investments in subsidiaries | 16, 24 | - | - | 28 | 28 | - | 28 |
| Hedging of future transactions for the year | | 352 | - | - | 352 | - | 352 |
| Hedges recycled to the income statement | | 1 | - | - | 1 | - | 1 |
| Actuarial gains and losses | 15 | - | - | 42 | 42 | - | 42 |
| Tax on items taken directly to or transferred from equity | | - | - | (111) | (111) | - | (111) |
| Other movements in equity | | - | - | 16 | 16 | (3) | 13 |
| Net income recognised directly in equity | | 353 | 25 | (115) | 263 | - | 263 |
| Total recognised income and expense for the year | | 353 | 25 | 449 | 827 | 58 | 885 |

## CASH FLOW STATEMENT

| (DKKm) | Note | 2006/07 | 2005/06 |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Operating profit before special items from continuing operations | | 2,239 | 2,159 |
| Depreciation and writedowns | | 1,148 | 1,879 |
| Adjustments | 27 | (151) | (574) |
| Share-based payments paid | | (75) | (129) |
| Special items paid | | (15) | (246) |
| Change in working capital | 28 | 319 | 691 |
| Income from other investments and securities | | 43 | 10 |
| Interest received | | 355 | 477 |
| Interest paid | | (895) | (978) |
| Corporation tax paid | 24 | (536) | (643) |
| **Cash flow from operating activities** | | 2,432 | 2,646 |
| **Cash flow from investing activities** | | | |
| Purchase of enterprises and activities | 26 | (60) | - |
| Amount payable concerning purchase of activity | | - | (159) |
| Purchase of property, plant and equipment | | (1,218) | (1,110) |
| Sale of property, plant and equipment | | 97 | 43 |
| Purchase of intangible assets | | (189) | (239) |
| Sale of intangible assets | | 62 | 61 |
| Sale of financial assets | | 36 | (16) |
| **Cash flow from investing activities** | | (1,272) | (1,420) |
| **Free cash flow** | | 1,160 | 1,226 |
| **Cash flow from financing activities** | | | |
| Change in financial liabilities | 29 | (789) | (1,105) |
| Acquisition of treasury shares | | (123) | (52) |
| *Sale of treasury shares* | | 87 | - |
| Dividends paid | | (328) | (330) |
| Change in minority interests | | (32) | (79) |
| **Cash flow from financing activities** | | (1,185) | (1,566) |
| **Cash flow from discontinued operations** | 31 | - | (11) |
| **Decrease/increase in cash and cash equivalents** | | (25) | (351) |
| Cash and cash equivalents at 1 May | | 411 | 729 |
| Exchange adjustment of cash and cash equivalents | | (14) | 33 |
| **Cash and cash equivalents at 30 April** | | 372 | 411 |

# Note on accounting policies

## 1 ACCOUNTING POLICIES

The Annual Report of the Group and the Parent (Danisco A/S) has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. The accounting policies are unchanged on 2005/06.

The Annual Report is presented in Danish kroner (DKK), which is the functional currency of the Group.

**Future IFRS changes**

At the date of the publication of this Annual Report some new or amended standards and interpretations have not yet entered into force or have not been adopted by the EU. They are therefore not included in this Annual Report. Such future IFRS changes are not expected to materially affect the Annual Report though such changes will impact disclosure requirements.

**Accounting estimates, assumptions and uncertainties**

To determine the carrying amounts of assets and liabilities on the balance sheet date estimates are required of how future events will affect Danisco.

Estimates that are significant for the reporting are mainly made in the determination of depreciation, amortisation and writedowns, pension and similar liabilities, share-based payments, provisions, contingent assets and contingent liabilities. The estimates are based on assumptions that are deemed to be reliable but which as a matter of course are uncertain. The assumptions may be incomplete or inaccurate and unexpected events or circumstances may arise. Furthermore, the Group and Parent are subject to risks and uncertainties, which may imply that the results recorded may differ from these estimates. Risk management is described in the section Risk management.

The notes contain information on assumptions about the future and other estimated uncertainties at the balance sheet date which imply a significant risk of changes that may lead to a considerable adjustment of the carrying amount of assets or liabilities.

**Consolidated financial statements**

The consolidated financial statements comprise the Parent and the subsidiaries in which the Parent, directly or indirectly, holds more than 50% of the voting rights or otherwise has a controlling interest. Enterprises of which the holding is between 20% and 50% of the voting rights and the Group or Parent exercise significant but not controlling influence are regarded as associates. The Group financial statements comprise the consolidated financial statements of the Parent and the individual subsidiaries, which have been prepared in accordance with the Group's accounting policies. Intra-group income, expenses, shareholdings, balances, dividends as well as profits and losses that have occurred in transactions between the consolidated enterprises have been eliminated. The subsidiaries' accounting items are recognised 100% in the consolidated financial statements. Minority interests' proportionate share of profits is recognised in the consolidated income statement and as a separate line in equity.

**Business combinations**

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement.

Minority interests are reported as the proportionate share of the fair value of the recognised assets, liabilities and contingent liabilities.

Where at first-time recognition a business combination can only be accounted for on a temporary basis, adjustments of the amount of goodwill and the fair value of assets, liabilities and contingent liabilities are recognised within 12 months of the date of acquisition. Subsequently, goodwill is only adjusted as a result of changes in estimates of contingent purchase consideration.

**Currency translation**

Transactions in foreign currencies are translated at the exchange rates at the day of the transaction.

Non-monetary assets acquired in foreign currencies are not subsequently currency adjusted. Receivables, debts and other monetary items in foreign currencies are translated at the exchange rate at the balance sheet date.

Currency adjustments arising from the difference between the exchange rate of the transaction date and the balance sheet date are recognised in the income statement under financial items.

## 1 ACCOUNTING POLICIES (CONTINUED)

For subsidiaries and associates that do not use the Group's functional currency (DKK) the income statements are translated at monthly average exchange rates, and the balance sheets are translated at the exchange rate at the balance sheet date.

Exchange rate differences arising from translation of foreign subsidiaries' and associates' equity at the year-beginning at the exchange rate prevailing at the balance sheet date and from translation of income statements from average exchange rates to the exchange rates prevailing at the balance sheet date are recognised in equity.

Such exchange differences are recognised in the income statement in the period in which the foreign operation is disposed of.

Currency adjustments of debts in foreign currencies and derivative financial instruments for the hedging of net investments in subsidiaries and associates are recognised in equity. Currency gains and losses on derivative financial instruments for the hedging of future transactions – primarily sale and purchase of goods – are recognised in equity until the hedged items are recognised. When the hedged transactions are recognised in the income statement, gains and losses are recognised under the same item as the hedged transactions, and postings to equity are reversed. Currency adjustments of balances between subsidiaries and Danisco A/S, which are in reality additions to or deductions from the subsidiary's equity, are recognised in equity. Corresponding currency adjustments are recognised in Danisco A/S' income statement.

### Derivatives

Danisco uses forward currency contracts and interest rate swaps to reduce exchange rate and interest rate risks. The Group does not use derivatives for speculative purposes. On first-time recognition, derivative financial instruments are recognised in the balance sheet at cost (zero) and subsequently measured at fair value. Realised as well as unrealised gains and losses on contracts are recognised in the income statement unless the derivative financial instruments have been concluded to hedge future transactions.

Value adjustments of derivatives concluded to hedge future transactions are recognised in equity. Value adjustments of any non-effective part of the derivatives are recognised in the income statement. When the hedged transactions are realised, gains or losses arising from the hedging instrument are recognised under the same item as the hedged item, and postings to equity are reversed. Where the hedged future transaction implies recognition of an asset or liability, gains and losses related to the derivative financial instrument are included in the measurement of the asset or liability at first-time recognition.

Changes in the fair value of assets and liabilities that have been effectively hedged are recognised in the income statement in the same item as the value adjustment of the hedging instrument. Currency hedging ceases when the hedging instrument expires, is sold, exercised or no longer meets the requirements for hedge accounting. Accumulated gains and losses arising from a hedging instrument will continue to be recognised in equity until the expected transaction occurs. Where a hedged transaction is no longer expected to occur, the accumulated net gains or losses are transferred to the income statement for the year.

## Income statement

### Revenue

Revenue comprises invoiced sales less returned goods, bonuses and discounts granted in connection with sales. Restitution funds received from the EU are included in revenue. Sale of goods is recognised when the goods have been delivered and ownership has passed to the buyer.

### Cost of sales

Cost of sales includes raw materials, consumables, direct labour and indirect production costs such as maintenance and depreciation of production plant as well as administration and plant management.

### Research and development expenses

Research and development expenses include costs, salaries and depreciation directly or indirectly attributable to research and development activities. Research expenses are recognised in the income statement in the year in which they are incurred. Clearly defined and identifiable development projects in which the technical degree of exploitation, adequate resources and potential market or development possibility in the enterprise are recognisable, and where it is the intention to produce, market or use the project, are recognised in intangibles where a correlation exists between the costs incurred and future earnings. Lack of regulatory approval, customer approvals and other uncertainties often imply that the requirements for recognition in the balance sheet have not been met and that development expenses are consequently expensed when incurred.

### Distribution and sales expenses

Distribution and sales expenses comprise the salary expenses for sales personnel, advertising and exhibition expenses, depreciation and other indirect expenses.

### Administrative expenses

Administrative expenses comprise the expenses of the administrative staff and management as well as other indirect expenses.

**Other operating income**
Other operating income comprises income of a secondary nature in relation to the activities, including gains on the sale of intangible assets, property, plant and equipment.

**Other operating expenses**
Other operating expenses comprise expenses of a secondary nature in relation to the activities, including losses on the sale of intangible assets and property, plant and equipment.

**Share-based payments**
For cash-settled share-based payments, a liability is recognised at the current fair value of the granted options and warrants determined at each balance sheet date until the date of exercise. Until vesting a proportionate part of the liability is recognised.

For equity-settled share-based payments, fair value determined at the grant date is expensed on a straight-line basis over the vesting period. The matching item is recognised in equity.

Recognition of both types of share-based payments is based on an estimate of shares that will eventually vest. Fair value is measured by use of the Black-Scholes model.

**Government grants**
Government grants, which are disclosed in a note, include EU compensation for renouncing of sugar quotas as well as grants for research, development, $CO_2$ allowances and investments. EU compensation for renouncing of sugar quotas and grants for research, development and $CO_2$ allowances are recognised as income in the income statement on a systematic basis to match the related cost. Investment grants are set off against the cost of the subsidised assets.

**Special items**
Special items include major income and expenditure of a non-recurring nature, including restructuring costs and EU compensation for renouncing of sugar quotas, when the renouncement has been decided and announced. The items are shown separately to facilitate the comparability of income statements and to provide a better picture of the operational results.

**Income from investments in subsidiaries and associates**
In the accounts of the Parent, income from investments in subsidiaries comprises dividends received and writedowns. Dividends are recognised when the right to receive dividends has been approved by the relevant company bodies. To the extent that distributed dividends exceed the accumulated earnings after acquisition, dividends are recognised as writedown of the cost of the investment.
In the consolidated accounts income from investments in associates comprises the proportionate share of associates' profit or loss after tax.

**Financial income and expenses**
All borrowing costs are recognised in the income statement. Financial income and expenses include interest income, interest expenses, commission for committed facilities, borrowing expenses, amortisation of financial assets and liabilities, expenses incurred on finance leases and value adjustments, including fair value adjustments of derivative financial instruments not concluded for hedging of future transactions.

**Income tax expense**
Income tax expense represents current tax and changes to deferred tax.

**Current tax**
The tax currently payable is based on the taxable profit for the year, using the applicable tax rates that have been enacted at the balance sheet date.

**Deferred tax**
Deferred tax is measured according to the balance sheet liability method in respect of all temporary differences between the tax base and the carrying amount of an asset or liability. Deferred tax on goodwill is not recognised unless the goodwill is tax-deductible. Taxation arising on the sale of investments in subsidiaries is not recognised in the balance sheet unless the investments are expected to be sold within a short period. The tax base of tax losses carried forward and negative deferred tax are recognised as assets when it is likely that they will reduce future tax payments within a reasonable period of time.

Deferred tax is also recognised for reversal of tax benefits arising from losses in formerly jointly taxed subsidiaries outside Denmark that are deemed to represent a tax liability. Deferred tax is measured on the basis of the regulatory tax rules and tax rates applicable at the balance sheet date when the deferred tax is expected to become current tax. Changes in deferred tax due to changes in tax rates are recognised in the income statement.

Danisco A/S is jointly taxed with all Danish subsidiaries. Current Danish corporation tax is divided between the jointly taxed enterprises relative to their taxable income. Withholding taxes relating to dividends from subsidiaries outside Denmark are recognised in the year in which the dividend is declared.

**Discontinued operations**
Discontinued operations are business areas that have been sold or are available for sale. Profit after tax of discontinued

## 1 ACCOUNTING POLICIES (CONTINUED)

operations and value adjustments after tax of related assets and liabilities are shown in a separate line in the income statement. Revenue, expenses, value adjustments and tax for the discontinued operations and cash flows from operating, investing and financing activities are disclosed in the notes.

### Balance sheet

**Goodwill**

Goodwill is tested for impairment not less than once a year. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units. Writedowns are recognised in the income statement and are not subsequently reversed.

On the disposal of investments in subsidiaries, associates or jointly controlled enterprises, the goodwill amount is included in the statement of gains or losses in connection with the disposal.

**Other intangible assets**

Intangible assets with definite useful lives are measured at cost less accumulated amortisation and writedowns. Amortisation is made on a straight-line basis over the estimated useful lives of the assets.

#### AMORTISATION PERIOD OF ASSETS

| Assets | Amortisation period |
|---|---|
| Patents, licences and other intellectual property rights | up to 20 years |
| Software | up to 5 years |

The amortisation periods are determined on the basis of management's experience in the Group's business areas and reflect in the opinion of management the best estimate of the economic useful lives of the assets.

Granted and purchased $CO_2$ quotas are recognised at cost equivalent to fair value at the time of grant or purchase price at the time of acquisition.

Intangible assets with indefinite useful lives are measured at cost less accumulated writedowns.

**Property, plant and equipment**

Property, plant and equipment are measured at cost less accumulated depreciation and writedowns.

Cost of property, plant and equipment includes costs of materials, components, production integrated software, sub-supplier services, direct labour and indirect production costs, but not interest charges and other borrowing expenses.

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation is initiated when the assets are deemed to be ready for use. Land is not depreciated.

#### DEPRECIATION PERIOD OF ASSETS

| Assets | Depreciation period |
|---|---|
| Buildings | 20-40 years |
| Plant and machinery | 10-20 years |
| Fixtures, fittings, tools and equipment | 3-7 years |

The basis of depreciation is determined subject to the residual value of the asset. The residual value is determined at the date of acquisition and reviewed annually along with the useful life. If the residual value exceeds the carrying amount of the asset, depreciation ceases.

Expenditure relating to repairs or maintenance of property, plant and equipment is recognised either as indirect production costs in the cost of inventories or directly in the income statement. Finance leases are measured in the balance sheet at the lower of the fair value of the leases and the present value of the future minimum lease payments at the time of leasing. Finance leases are subsequently depreciated on the same basis as other property, plant and equipment. Residual lease obligations are recognised in the balance sheet under liabilities, and interest charges on the lease are recognised as financial expenditure in the income statement. Lease payments under operating leases are accrued and recognised in the income statement as operating expenditure over the lease term.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

**Investments in subsidiaries and associates**

Investments in associates are measured in the consolidated financial statements according to the equity method. The proportionate share of the enterprises' equity value determined in accordance with the Group's accounting policies is adjusted for unrealised intra-group profits and losses.

Investments in subsidiaries and associates are measured in the parent financial statements at cost less writedowns. To the extent that distributed dividends exceed the accumulated earnings after acquisition, dividends are recognised as writedown of the cost of the investment.

**Other investments and securities**

Other investments and securities that are classified as available for sale include listed and unlisted assets. The assets are recognised and cease to be recognised on the trading date, also where purchase or sale of securities is contractually subject to transfer within a time frame determined by the market in question. Measurement at first-time recognition is at cost and subsequently at fair value with positive adjustments recognised in equity and net accumulated negative adjustments recognised in the income statement.

Venture investments are initially measured at cost and subsequently at fair value with adjustments recognised in the income statement as financial item.

**Other receivables**

Other receivables include the value of sugar quotas and other long-term receivables. The value of EU compensation for sugar quotas sold is recognised when the sale has been decided and announced. The value of the sugar quotas is recognised at fair value, which corresponds to the value that appears from the applicable EU regulation for sugar producers with deduction of the expected compensation to the growers. The final compensation to the growers is determined by national authorities. Other long-term receivables are initially measured at cost and subsequently at amortised cost or a lower value subject to individual assessment of loss.

**Impairment of non-current assets**

At year-end the carrying amounts of tangible and intangible assets with definite useful lives are reviewed to determine any indication of impairment. In the case of such indication, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss.

Where the asset does not generate cash flows that are deemed to be independent of other assets, an estimate is made of the recoverable amount of the unit to which the asset belongs. Assets with indefinite useful lives, including goodwill, are tested annually for impairment and if there is indication of impairment.

The recoverable amount is determined at the higher of the fair value less selling cost and the value in use. In the determination of value in use, estimated future cash flows are discounted by a discount rate reflecting market assessments of the time value of money and special risks associated with the asset for which adjustments have not been made in the estimated future cash flows.

Where the recoverable amount of the asset or unit is estimated to be lower than the carrying amount, the carrying amount is written down to the recoverable amount.

Impairment losses are recognised in the income statement. Where the impairment is subsequently reversed, the carrying amount of the asset is increased to the adjusted estimate of the recoverable amount, however not exceeding the carrying amount, which the asset would have had, had it not been written down. Reversal of impairment is recognised in the income statement. Impairment of goodwill is not reversed.

Financial non-current assets that are not measured at fair value are assessed at the balance sheet date to determine if any objective indicators exist that an asset or group of assets has been impaired. In that case, the recoverable amount of the asset is determined and where lower than the carrying amount is written down to the recoverable amount.

**Inventories**

Inventories are recognised on a first-in/first-out (FIFO) basis and measured at cost. Where cost exceeds the net realisable value, a writedown to this lower value is performed. Cost includes raw materials, consumables, direct labour and indirect production costs such as maintenance and depreciation of production plant and operations as well as administration and plant management. Obsolete items, including slow-moving items, are written down to net realisable value.

**Receivables**

Receivables mainly include trade receivables and – for the Parent – short-term loans to subsidiaries. Trade receivables are initially measured at cost and subsequently at amortised cost or a lower value subject to individual assessment of potential loss. In the Parent, fixed-interest short-term loans to subsidiaries are held to maturity and measured at amortised cost. Other receivables include the fair value of interest and currency swaps.

**Equity and treasury shares**

Translation reserve includes exchange rate differences arising from translation of financial statements of subsidiaries and associates from their own currencies into Danisco's reporting currency, DKK. On realisation of the net investment the exchange rate adjustments are recognised in the income statement.

Hedging reserve includes fair value adjustments of financial instruments or loans that meet the requirements for accounting hedges of future transactions. The amounts are recognised in the income statement or the balance sheet in line with recognition of the hedged transactions.

Dividends are recognised as a liability at the date of adoption at the Annual General Meeting. Proposed dividend payments for the financial year are disclosed in a note to equity. Acquisition and sale considerations for treasury shares are recognised in equity.

**Pension liabilities**

Fixed contributions under defined contribution plans are recognised in the income statement in the period they are related to and any contributions payable are recognised in the balance sheet as other debt.

Under defined benefit plans, Danisco is obliged to pay certain benefits upon retirement (e.g. a fixed amount or a percentage of the annual salary at the time of retirement). Commitments for defined benefit plans are determined by actuarial calculations of the present value of the commitments. The present value includes the benefits for which the employees are eligible through their employment and is calculated on the basis of assumptions about the future development of interest rates, inflation, mortality and disability. The actuarial present value less the fair value of assets held as part of the plan is recognised in the balance sheet under provisions for pensions and similar liabilities. If the net amount is an asset, it is recognised under pension assets in the balance sheet if Danisco directly or indirectly can use the asset. Actuarial gains and losses which represent differences between the expected development of pension assets and pension commitments and the realised values are recognised in equity.

Past service costs (costs due to changes in the benefits payable) are recognised in the income statement if the employees have already earned the right to the changed benefits. Otherwise, past service costs are recognised and amortised in the income statement over the period in which the employees earn that right.

#### Other provisions

Other provisions primarily relate to obligations concerning acquisitions, disposals, restructuring, environmental cost and obligations to management and employees. Provisions are recognised for legal and constructive obligations that have arisen as a result of past events in the financial year or prior years, and where it is likely that the company's financial resources will be required in settling such obligations. The provisions are measured according to management's assessment of the amount by which the obligation is expected to be redeemed.

#### Financial liabilities

Debt is measured at the time of the loan at nominal value less capital loss and transaction expenses and subsequently at amortised cost. The difference between the loan proceeds and the nominal value is recognised as a financial item in the income statement over the term of the loan.

## Cash flow statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as the cash position at the beginning and end of the year. Cash flows from operating activities are determined as profit for the year adjusted for non-cash operating items, changes in working capital and corporation tax paid. Cash flows from investing activities comprise payments made on the purchase and sale of intangible, tangible and financial assets and the purchase and sale of enterprises and activities. Cash flows from financing activities comprise changes in share capital, sales and acquisition of treasury shares and dividend payments. Raising and repayments of interest-bearing debt are also included. Cash and cash equivalents comprise deposits with banks and securities with insignificant price exposure.

## Information by segment

Information is provided by business and geographic areas as primary and secondary segments. Information by segment follows the Group's accounting policies and internal financial management.

Segmental income and expenditure as well as segmental assets and liabilities include the items that may be directly ascribed to the individual segment and items which can be allocated to the individual segment on a reasonable basis. In the income statement, corporate functions in particular cannot be ascribed to business segments.

Business segmental revenue, expenses and profits include inter-segment transactions. These transactions are stated at market prices. The transactions are eliminated at consolidation.

Of non-current assets, intangible assets and property, plant and equipment, long-term receivables, investments in associates as well as pension assets may be ascribed to business segments.

Current assets ascribed to business segments are comprised of inventories, trade receivables, other operating receivables and operating prepayments.

Of non-current liabilities, provisions and pension obligations may be ascribed to business segments.

Current liabilities ascribed to business segments are comprised of trade payables and other current operating payables.

Ascribing to geographic segments is based on the condition that transactions and balance sheet items can with reasonable certainty be ascribed to the individual geographic segments.

Revenue has been ascribed to geographic segments based on information on the customers' geographic location. Danisco's integrated business organisation means that the Group's results cannot with reasonable certainty be ascribed to geographic segments.

Of non-current assets, only intangible assets and property, plant and equipment have been ascribed to specific geographic segments on the basis of the reporting unit's geographic location. Likewise, current assets have been ascribed to geographic segments.

Owing to the centralisation of Danisco's finance departments, it is not deemed possible to reasonably ascribe non-current or current liabilities to geographic segments.

## 2 SEGMENT REPORTING

**Business segments 2006/07**
Danisco's primary segments are Ingredients and Sugar. Unallocated items primarily include group functions, share-based payments and group eliminations.

| (DKKm) | Ingredients | Sugar | Unallocated and group eliminations | Group |
|---|---|---|---|---|
| **Income statement** | | | | |
| Revenue | 13,636 | 6,995 | (269) | 20,362 |
| Intra-group sales | (13) | (256) | 269 | - |
| **External sales** | **13,623** | **6,739** | - | **20,362** |
| Gross profit | 5,755 | 1,373 | - | 7,128 |
| Share-based payments* | - | - | 21 | 21 |
| **EBITDA before special items** | **2,516** | **948** | **(133)** | **3,331** |
| Depreciation before special items | (720) | (367) | (5) | (1,092) |
| **Operating profit before special items** | **1,796** | **581** | **(138)** | **2,239** |
| Special items | (178) | (12) | 4 | (186) |
| **Operating profit** | **1,618** | **569** | **(134)** | **2,053** |
| Net financial expenses | - | - | - | (506) |
| **Profit before tax** | - | - | - | **1,547** |
| Income tax expense | - | - | - | (468) |
| **Profit for the year from continuing operations** | - | - | - | **1,079** |
| Profit for the year from discontinued operations | - | - | - | - |
| **Profit for the year** | - | - | - | **1,079** |
| **Balance sheet** | | | | |
| Goodwill | 9,056 | 1,343 | - | 10,399 |
| Non-current assets | 6,410 | 3,576 | 711 | 10,697 |
| Current assets | 5,675 | 3,611 | 1,003 | 10,289 |
| **Total assets** | - | - | - | **31,385** |
| Non-current liabilities | 312 | 530 | 7,614 | 8,456 |
| Current liabilities | 1,772 | 1,291 | 6,917 | 9,980 |
| Equity including minority interests | - | - | 12,949 | 12,949 |
| **Total equity and liabilities** | - | - | - | **31,385** |
| Invested capital | 19,057 | 6,709 | 77 | 25,843 |
| Significant non-cash expenses other than depreciation | (56) | (95) | 26 | (125) |
| **Cash flow from investing activities** | | | | |
| Investments in intangible assets | 115 | 69 | 5 | 189 |
| Investments in property, plant and equipment | 1,029 | 183 | 6 | 1,218 |
| Purchase and sale of enterprises and activities | 60 | - | - | 60 |

* Share-based payments specified by segment: Ingredients DKK 18 million, Sugar DKK 3 million, unallocated DKK 0 million.

## 2 SEGMENT REPORTING (CONTINUED)

**Business segments 2005/06**

| (DKKm) | Ingredients | Sugar | Unallocated and group eliminations | Group |
|---|---|---|---|---|
| **Income statement** | | | | |
| Revenue | 13,289 | 7,881 | (258) | 20,912 |
| Intra-group sales | (11) | (247) | 258 | - |
| **External sales** | **13,278** | **7,634** | - | **20,912** |
| Gross profit | 5,558 | 1,682 | - | 7,240 |
| Share-based payments* | - | - | (213) | (213) |
| **EBITDA before special items** | **2,355** | **1,319** | **(385)** | **3,289** |
| Depreciation before special items | (711) | (421) | 2 | (1,130) |
| **Operating profit before special items** | **1,644** | **898** | **(383)** | **2,159** |
| Special items | (322) | (506) | 60 | (768) |
| **Operating profit** | **1,322** | **392** | **(323)** | **1,391** |
| Net financial expenses | - | - | - | (497) |
| **Profit before tax** | - | - | - | **894** |
| Income tax expense | - | - | - | (261) |
| **Profit for the year from continuing operations** | - | - | - | **633** |
| Profit for the year from discontinued operations | - | - | - | (11) |
| **Profit for the year** | - | - | - | **622** |
| **Balance sheet** | | | | |
| Goodwill | 9,346 | 1,343 | - | 10,689 |
| Non-current assets | 6,049 | 4,008 | 993 | 11,050 |
| Current assets | 5,654 | 3,785 | 1,084 | 10,523 |
| **Total assets** | - | - | - | **32,262** |
| Non-current liabilities | 124 | 269 | 7,353 | 7,746 |
| Current liabilities | 1,620 | 1,513 | 8,657 | 11,790 |
| Equity including minority interests | - | - | 12,726 | 12,726 |
| **Total equity and liabilities** | - | - | - | **32,262** |
| Invested capital | 19,305 | 7,354 | (93) | 26,566 |
| Significant non-cash expenses other than depreciation | 2 | (776) | (24) | (798) |
| **Cash flow from investing activities** | | | | |
| Investments in intangible assets | 80 | 122 | 37 | 239 |
| Investments in property, plant and equipment | 966 | 128 | 16 | 1,110 |
| Purchase and sale of enterprises and activities | 159 | - | - | 159 |

* Share-based payments specified by segment: Ingredients DKK -116 million, Sugar DKK -49 million, unallocated DKK -48 million.

## 2 SEGMENT REPORTING (CONTINUED)

**Geographic segments**
Danisco's secondary segments are the geographic distribution of activities. Revenue and receivables are specified by location of customers while the other geographic information is specified by location of the assets.

**2006/07**

| (DKKm) | Revenue | Non-current assets | Current assets | Total | Investments in intangible assets | Investments in property, plant and equipment |
|---|---|---|---|---|---|---|
| Denmark | 1,605 | 3,358 | 2,029 | 5,387 | 24 | 251 |
| Other Nordic countries | 3,864 | 4,351 | 1,917 | 6,268 | 17 | 187 |
| Rest of Western Europe | 4,676 | 5,843 | 2,269 | 8,112 | 51 | 283 |
| Eastern Europe | 1,855 | 316 | 550 | 866 | - | 17 |
| North America | 3,722 | 4,906 | 1,369 | 6,275 | 87 | 181 |
| Latin America | 1,214 | 524 | 595 | 1,119 | 1 | 41 |
| Asia-Pacific | 2,557 | 1,180 | 974 | 2,154 | 38 | 277 |
| Rest of the world | 869 | 63 | 214 | 277 | - | 5 |
| **Total** | **20,362** | **20,541** | **9,917** | **30,458** | **218** | **1,242** |

**2005/06**

| (DKKm) | Revenue | Non-current assets | Current assets | Total | Investments in intangible assets | Investments in property, plant and equipment |
|---|---|---|---|---|---|---|
| Denmark | 1,751 | 3,454 | 2,186 | 5,640 | 49 | 226 |
| Other Nordic countries | 4,053 | 4,658 | 1,884 | 6,542 | 90 | 144 |
| Rest of Western Europe | 4,369 | 4,588 | 2,354 | 6,942 | 29 | 163 |
| Eastern Europe | 1,643 | 322 | 574 | 896 | 9 | 14 |
| North America | 3,851 | 6,446 | 1,283 | 7,729 | 41 | 355 |
| Latin America | 1,144 | 595 | 569 | 1,164 | - | 55 |
| Asia-Pacific | 2,692 | 965 | 974 | 1,939 | 21 | 151 |
| Rest of the world | 1,409 | 69 | 288 | 357 | - | 2 |
| **Total** | **20,912** | **21,097** | **10,112** | **31,209** | **239** | **1,110** |

| Geographic segments | Countries outside Denmark where Danisco has production or sales units |
|---|---|
| Other Nordic countries | Finland, Iceland, Norway, Sweden. |
| Rest of Western Europe | Austria, Belgium, France, Germany, Italy, Netherlands, Portugal, Spain, Switzerland, United Kingdom. |
| Eastern Europe | Croatia, Czech Republic, Estonia, Latvia, Lithuania, Poland, Romania, Russia, Serbia and Montenegro, Ukraine. |
| North America | Canada, USA. |
| Latin America | Argentina, Brazil, Chile, Colombia, Guatemala, Mexico, Peru. |
| Asia-Pacific | Australia, China, Japan, Korea, Malaysia, New Zealand, Singapore, Thailand. |
| Rest of the world | Egypt, India, South Africa, United Arab Emirates. |

## 3 COST OF SALES

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Writedowns of inventories | (14) | (9) |
| Reversed writedowns of inventories | 1 | - |

Writedowns were reversed due to increased prices.

## 4 EMPLOYEE EXPENSES AND STATISTICS

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Employee expenses** | | |
| Wages and salaries | (2,870) | (2,978) |
| Defined contribution plans | (190) | (186) |
| Defined benefit plans | (43) | (48) |
| Social security expenses etc. | (434) | (445) |
| Share-based payments | 21 | (213) |
| **Total** | **(3,516)** | **(3,870)** |

See note 7 and 30 for information on share-based payments.
See note 39 for information on remuneration of management.

| | 2006/07 | 2005/06 |
|---|---|---|
| **Employee statistics** | | |
| Average number of employees | 10,423 | 10,636 |
| Number of employees at 30 April | 10,272 | 10,233 |
| Female | 3,318 | 3,225 |
| Male | 6,954 | 7,008 |
| **Total** | **10,272** | **10,233** |
| Full-time employees | 9,988 | 9,950 |
| Part-time employees | 284 | 283 |
| **Total** | **10,272** | **10,233** |
| Denmark | 2,210 | 2,271 |
| Other Nordic countries | 1,422 | 1,567 |
| Rest of Western Europe | 1,989 | 1,961 |
| Eastern Europe | 705 | 679 |
| North America | 1,437 | 1,410 |
| Latin America | 768 | 825 |
| Asia-Pacific | 1,679 | 1,454 |
| Rest of the world | 62 | 66 |
| **Total** | **10,272** | **10,233** |

## 5 DEPRECIATION, WRITEDOWNS AND AMORTISATION

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Depreciation, writedowns and amortisation for the year included in the costs below | | |
| Cost of sales | (821) | (852) |
| Research and development expenses | (62) | (92) |
| Distribution and sales expenses | (115) | (111) |
| Administrative expenses | (92) | (90) |
| Other operating income and expenses | (2) | 15 |
| Special items | (56) | (749) |
| Total | (1,148) | (1,879) |

## 6 FEES FOR AUDITORS ELECTED AT THE ANNUAL GENERAL MEETING

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Deloitte | | |
| Audit fee | (18) | (17) |
| Other fees | (16) | (18) |

Other fees comprised accounting assistance including assistance in the purchase of companies, tax assistance related to local tax returns and tax advisory services.

## 7 SHARE-BASED PAYMENTS BY FUNCTIONS

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Cost of sales | 2 | (28) |
| Research and development expenses | 2 | (28) |
| Distribution and sales expenses | 4 | (40) |
| Administrative expenses | 6 | (77) |
| Other operating expenses | 7 | (40) |
| Total | 21 | (213) |

## 8 SPECIAL ITEMS

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Restructuring costs in the Ingredients business | (153) | (92) |
| Writedown of property, plant and equipment in the Sugar business | (56) | (547) |
| Sale of sugar quota | (36) | 449 |
| Integration and restructuring costs relating to acquisitions | (21) | (134) |
| Restructuring costs in the Sugar business | (16) | - |
| Reversal of production levies accrued in the Sugar business | 96 | - |
| Provision for closing of production in the Sugar business | - | (208) |
| Writedown of goodwill in the Sugar business | - | (200) |
| Recognition of fair value adjustment of inventories in relation to acquisitions | - | (96) |
| Reversal of provision for divested business | - | 60 |
| Total | (186) | (768) |

## 9 FINANCIAL INCOME AND EXPENSES

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Financial income** | | |
| Financial income from bank deposits | 28 | 26 |
| Financial income related to other receivables | 31 | 18 |
| Income from other investments and securities | 43 | 9 |
| Exchange gains | 331 | 430 |
| Total | 433 | 483 |
| **Financial expenses** | | |
| Financial expenses relating to credit institutions etc. | (607) | (552) |
| Loss on other investments and securities | (5) | - |
| Exchange losses | (327) | (428) |
| Total | (939) | (980) |
| Net gain or loss on categories of *financial assets and liabilities as defined in* IAS 39 | | |
| Writedowns | (4) | (5) |
| **Financial assets at fair value in the income statement** | (4) | (5) |
| *Fair value adjustments* on derivative financial instruments | 1 | (45) |
| **Derivative financial instruments** | 1 | (45) |
| Realised gain on sale | 43 | 14 |
| **Available-for-sale financial assets** | 43 | 14 |
| Net interest income and expenses | 15 | - |
| Net foreign exchange gains/losses | (526) | 158 |
| **Loans and receivables** | (511) | 158 |
| Net interest income and expenses | (543) | (494) |
| Net fee income and expenses | (1) | (1) |
| Net foreign exchange gains/losses | 509 | (124) |
| **Financial liabilities measured at amortised cost** | (35) | (619) |
| Total | (506) | (497) |

## 10 INCOME TAX EXPENSE

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Current tax on profit for the year from continuing activities | (371) | (407) |
| Change in deferred tax | (6) | 175 |
| Other taxes, exchange adjustment, etc. | (11) | (5) |
| Adjustment of tax for previous years | (80) | (24) |
| Total | (468) | (261) |
| **Reconciliation of tax rate before profit/loss from associates (%)** | | |
| Danish corporation tax rate | 28 | 28 |
| Effect of difference between tax rate for subsidiaries outside Denmark and Danish tax rate | (1) | (4) |
| Change in tax rate* | - | (4) |
| Non-taxable income and non-deductible expenses | - | 6 |
| Other, including adjustment to previous years | 3 | 3 |
| **Effective tax rate** | 30 | 29 |

* Change in tax rate in 2005/06 in Denmark.

## 11 EARNINGS PER SHARE

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Profit for the year attributable to equity holders of the parent | 1,058 | 564 |
| Profit for the year from discontinued operations | - | 11 |
| **Profit for the year from continuing operations attributable to equity holders of the parent** | 1,058 | 575 |
| Special items after tax | 145 | 570 |
| ***Profit for the year from continuing operations attributable to equity holders of the parent, special items added*** | 1,203 | 1,145 |
| Average number of shares | 48,927,114 | 49,161,117 |
| Average number of treasury shares | (199,164) | (252,524) |
| **Average number of shares excluding treasury shares** | 48,727,950 | 48,908,593 |
| Average dilution effect of warrants and share options | 282,091 | 464,133 |
| **Average number of shares, diluted** | 49,010,041 | 49,372,726 |
| Basic earnings per share from continuing operations, DKK | 21.71 | 11.75 |
| Basic earnings per share from discontinued operations, DKK | - | (0.23) |
| **Basic earnings per share, DKK** | 21.71 | 11.52 |
| Diluted earnings per share from continuing operations, DKK | 21.58 | 11.64 |
| Diluted earnings per share from discontinued operations, DKK | - | (0.23) |
| **Diluted earnings per share, DKK** | 21.58 | 11.41 |
| **Diluted earnings per share before special items and discontinued operations, DKK** | 24.54 | 23.19 |

## 12 INTANGIBLE ASSETS

| (DKKm) | Goodwill | Software | Patents, rights and licenses | Intangible assets under | Other | Total |
|---|---|---|---|---|---|---|
| Cost at 1 May 2006 | 10,689 | 460 | 862 | 39 | 449 | 12,499 |
| Exchange rate adjustment of opening value | (320) | (6) | (27) | (1) | (27) | (381) |
| Additions due to acquisitions of new activities | 30 | - | - | - | - | 30 |
| Additions | - | 15 | 27 | 100 | 47 | 189 |
| Disposals | - | (4) | (37) | - | (1) | (42) |
| Transferred to (from) other items | - | 32 | - | (31) | - | 1 |
| **Cost at 30 April 2007** | **10,399** | **497** | **825** | **107** | **468** | **12,296** |
| Amortisation at 1 May 2006 | - | (257) | (197) | - | (80) | (534) |
| Exchange rate adjustment of opening value | - | 3 | 8 | - | 5 | 16 |
| Amortisation of disposals during the year | - | 1 | (17) | - | 2 | (14) |
| Amortisation for the year | - | (81) | (44) | - | (27) | (152) |
| **Amortisation at 30 April 2007** | **-** | **(334)** | **(250)** | **-** | **(100)** | **(684)** |
| **Carrying amount at 30 April 2007** | **10,399** | **163** | **575** | **107** | **368** | **11,612** |

| (DKKm) | Goodwill | Software | Patents, rights and licenses | Intangible assets under | Other | Total |
|---|---|---|---|---|---|---|
| Cost at 1 May 2005 | 10,878 | 333 | 519 | 143 | 74 | 11,947 |
| Exchange rate adjustment of opening value | 156 | 8 | 11 | - | 3 | 178 |
| Fair value adjustments due to acquisitions | 128 | (5) | 196 | - | 73 | 392 |
| Writedowns for the year | (200) | - | - | - | - | (200) |
| Additions | - | 42 | 65 | 72 | 57 | 236 |
| Disposals | (25) | (3) | (35) | - | 1 | (62) |
| Transferred to (from) other items | (248) | 85 | 106 | (176) | 241 | 8 |
| **Cost at 30 April 2006** | **10,689** | **460** | **862** | **39** | **449** | **12,499** |
| Amortisation at 1 May 2005 | - | (189) | (134) | - | (54) | (377) |
| Exchange rate adjustment of opening value | - | (2) | (3) | - | (2) | (7) |
| Amortisation of disposals during the year | - | 2 | (1) | - | - | 1 |
| Amortisation for the year | - | (68) | (55) | - | (24) | (147) |
| Fair value adjustments | - | - | (4) | - | - | (4) |
| **Amortisation at 30 April 2006** | **-** | **(257)** | **(197)** | **-** | **(80)** | **(534)** |
| **Carrying amount at 30 April 2006** | **10,689** | **203** | **665** | **39** | **369** | **11,965** |

Other intangible assets mainly include the value of customer contracts and enzyme technology. Patents, rights and licenses include trademark rights. Customer contracts, enzyme technology and trademarks rights are deemed to have indefinite useful lives and are measured at cost less impairment loss. Those assets are tested annually for impairment together with goodwill. The carrying amount of intangible assets within indefinite useful lives is DKK 238 million (2005/06 DKK 244 million).

## 12 INTANGIBLE ASSETS (CONTINUED)

**2006/07**

Goodwill is allocated to the Group's two Cash Generating Units, Ingredients and Sugar. Impairment tests are conducted annually in connection with the Board of Directors' and the Executive Board's strategic review. As a result of the impairment tests there is no basis for writing down goodwill. In the impairment test, the discounted values of future cash flows are for each unit compared against the carrying amounts.

Future cash flows are based on the budget for 2007/08, strategy plans for 2008/09 and 2009/10 and projection for the subsequent seven years. Important parameters are sales, EBIT, working capital, tangible assets and growth assumptions after the indicated 10-year period. Budget and strategy plans build on specific commercial assessments of the business areas while projections that go beyond 2009/10 build on general parameters.

For Ingredients, the most important parameters in the projection for the period 2010/11 to 2016/17 are sales growth of 4-6% (average 5.3%) and corresponding EBIT growth. Working capital is assumed to be 30-40% (average 31%) of sales and maintenance of tangible assets is 15% of sales growth. The terminal value for the period after 2016/17 is set with the assumption of 2-4% growth (average 3.3%). The rate of discount is set to a WACC of 7.5% and the tax rate payable is assumed to be 27%.

For Sugar the most important parameters have been determined on the basis of the EU sugar regime. The projection for the period 2010/11 to 2016/17 assumes a stable but lower sale than today. Strengthening of the EBIT margin compared to 2006/07 and abolishment of the extraordinary restructuring levy assume EBIT after 2009/10 to be stable and at the same level as in 2006/07. Working capital is assumed to be at a much lower level and funds tied up in tangible assets are declining throughout the period. The terminal value for the period after 2016/17 is set with the assumption of 0% growth. The rate of discount is set to a WACC of 6.5% and the tax rate payable is assumed to be 27%.

**2005/06**

Goodwill is allocated to the Group's two Cash Generating Units, Ingredients and Sugar. Impairment tests are conducted annually in connection with the Board of Directors' and the Executive Board's strategic review. As a result of the impairment tests there is no basis for writing down goodwill in the Ingredients segment.

On the basis of the impairment tests and the changes in the EU sugar regime, DKK 200 million of goodwill in Finland has been written down in relation to Danisco's decided quota reduction in Sugar, please see below.

In the impairment test, the discounted values of future cash flows are for each unit compared against the carrying amounts.

Future cash flows are based on the budget for 2006/07, strategy plans for 2007/08 and 2008/09 and projection for the subsequent seven years. Important parameters are sales, EBIT, working capital, tangible assets and growth assumptions after the indicated 10-year period. Budget and strategy plans build on specific commercial assessments of the business areas while projections that go beyond 2008/09 build on general parameters.

For Ingredients, the most important parameters in the projection for the period 2009/10 to 2015/16 are sales growth of 5% and corresponding EBIT growth. Working capital is assumed to be 30% of sales and maintenance of tangible assets is 15% of sales growth. The terminal value for the period after 2015/16 is set with the assumption of 2% growth. The rate of discount is 9.6% before tax, corresponding to a WACC of 7% after tax. The tax rate payable is assumed to be 27%.

For Sugar the most important parameters have been determined on the basis of the EU sugar regime. The projection for the period 2009/10 to 2014/15 assumes lower sales, which will be stabilised after 2008/09, a slightly strengthened EBIT margin, which however because of lower sales will result in a considerable decline in EBIT compared with 2005/06. EBIT will be stabilised after 2008/09. Working capital is assumed to be at a much lower level and funds tied up in tangible assets are also declining significantly. The terminal value for the period after 2014/15 is set with the assumption of 0% growth. The rate of discount is 9.6% before tax, corresponding to a WACC of 7% after tax. The tax rate payable is assumed to be 27%. As a result of the quota reduction and the development in market conditions in the EU, the Finnish production unit can no longer be expected to maintain the same market share in Finland as earlier. The writedown of DKK 200 million is recognised in the income statement.

## 13 PROPERTY, PLANT AND EQUIPMENT

| (DKKm) | Land and buildings | Plant and machinery | Fixtures, fittings, tools and equipment | Prepayments and assets under construction | Total |
|---|---|---|---|---|---|
| Cost at 1 May 2006 | 5,149 | 11,306 | 1,166 | 565 | 18,186 |
| Exchange rate adjustment of opening value | (81) | (137) | (19) | (21) | (258) |
| Additions due to acquisition of new activities | 12 | 12 | 1 | - | 25 |
| Additions | 61 | 148 | 41 | 968 | 1,218 |
| Disposals | (61) | (1,004) | (99) | (14) | (1,178) |
| Transferred to (from) other items | 202 | 620 | 71 | (894) | (1) |
| **Cost at 30 April 2007** | **5,282** | **10,945** | **1,161** | **604** | **17,992** |
| Depreciation and writedowns at 1 May 2006 | (2,159) | (6,578) | (766) | - | (9,503) |
| Exchange rate adjustment of opening value | 19 | 84 | 9 | - | 112 |
| Depreciation of disposals during the year | 25 | 979 | 84 | - | 1,088 |
| Depreciation for the year | (189) | (639) | (112) | - | (940) |
| Writedowns for the year | (11) | (45) | - | - | (56) |
| Transferred (to) from other items | 19 | (2) | (17) | - | - |
| **Depreciation and writedowns at 30 April 2007** | **(2,296)** | **(6,201)** | **(802)** | **-** | **(9,299)** |
| **Carrying amount at 30 April 2007** | **2,986** | **4,744** | **359** | **604** | **8,693** |
| Carrying amount of leased assets | 70 | - | 26 | - | 96 |

| (DKKm) | Land and buildings | Plant and machinery | Fixtures, fittings, tools and equipment | Prepayments and assets under construction | Total |
|---|---|---|---|---|---|
| Cost at 1 May 2005 | 5,019 | 11,017 | 1,076 | 400 | 17,512 |
| Exchange rate adjustment of opening value | 51 | 85 | 14 | 9 | 159 |
| Fair value adjustments due to acquisitions | (116) | (194) | (56) | - | (366) |
| Additions | 88 | 239 | 127 | 641 | 1,095 |
| Disposals | (40) | (115) | (57) | (2) | (214) |
| Transferred to (from) other items | 147 | 274 | 62 | (483) | - |
| **Cost at 30 April 2006** | **5,149** | **11,306** | **1,166** | **565** | **18,186** |
| Depreciation and writedowns at 1 May 2005 | (1,867) | (5,515) | (686) | - | (8,068) |
| Exchange rate adjustment of opening value | (12) | (45) | (9) | - | (66) |
| Depreciation of disposals during the year | 18 | 94 | 51 | - | 163 |
| Depreciation for the year | (203) | (669) | (113) | - | (985) |
| Writedowns for the year | (96) | (448) | (3) | - | (547) |
| Transferred (to) from other items | 1 | 5 | (6) | - | - |
| **Depreciation and writedowns at 30 April 2006** | **(2,159)** | **(6,578)** | **(766)** | **-** | **(9,503)** |
| **Carrying amount at 30 April 2006** | **2,990** | **4,728** | **400** | **565** | **8,683** |
| Carrying amount of leased assets | 77 | - | 29 | - | 106 |

Danisco changed the accounting estimates in 2005/06 for residual value of buildings and profit for the year was positively affected by DKK 16 million before tax.

## 13 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Information on non-current assets** | | |
| Financial liabilities with pledges in property, plant and equipment | 192 | 206 |
| Carrying amount of pledged assets | 490 | 566 |
| Contractual obligations to property, plant and equipment | 67 | 64 |
| Intercompany pledges | - | - |

## 14 FINANCIAL ASSETS

| (DKKm) | Investments in associates | Other investments and securities |
|---|---|---|
| Cost at 1 May 2006 | 12 | 173 |
| Exchange rate adjustment of opening value | - | (4) |
| Additions | - | 14 |
| Disposals | - | (47) |
| **Cost at 30 April 2007** | **12** | **136** |
| Changes at 1 May 2006 | - | (11) |
| Exchange rate adjustment of opening value | - | (1) |
| Share of profit for the year | 5 | - |
| Disposals | (1) | - |
| Other | (4) | 3 |
| **Changes at 30 April 2007** | **-** | **(9)** |
| **Carrying amount at 30 April 2007** | **12** | **127** |

| (DKKm) | Investments in associates | Other investments and securities |
|---|---|---|
| Cost at 1 May 2005 | 42 | 131 |
| Fair value adjustments due to acquisitions | (30) | - |
| Additions | - | 92 |
| Disposals | - | (52) |
| Transferred to (from) other items | - | 2 |
| **Cost at 30 April 2006** | **12** | **173** |
| Changes at 1 May 2005 | - | (18) |
| Share of profit for the year | 3 | - |
| Other | (3) | 7 |
| **Changes at 30 April 2006** | **-** | **(11)** |
| **Carrying amount at 30 April 2006** | **12** | **162** |

## 14 FINANCIAL ASSETS (CONTINUED)

Investments in associates

2006/07

| (DKKm) | Ownership in % | Revenue | Profit for the year | Assets | Liabilities | Danisco's share of equity | Danisco's share of profit for the year |
|---|---|---|---|---|---|---|---|
| Danisco Organo Food Tech Co. Ltd., Japan | 49 | 115 | - | 47 | 42 | 2 | - |
| SBU Sockernäringens BetodlingsUtveckling AB, Sweden | 50 | 7 | - | 4 | 4 | - | - |
| Voimavasu OY, Finland | 50 | 156 | 10 | 150 | 130 | 10 | 5 |
| Total | | | | | | 12 | 5 |
| Goodwill at 30 April 2007 | | | | | | - | - |
| Total | | | | | | 12 | 5 |

2005/06

| (DKKm) | Ownership in % | Revenue | Profit for the year | Assets | Liabilities | Danisco's share of equity | Danisco's share of profit for the year |
|---|---|---|---|---|---|---|---|
| Danisco Organo Food Tech Co. Ltd., Japan | 49 | 139 | 1 | 51 | 45 | 3 | - |
| SBU Sockernäringens BetodlingsUtveckling AB, Sweden | 50 | 7 | - | 4 | 4 | - | - |
| Cerenes OY, Finland | 25 | 66 | 3 | 21 | 15 | 1 | 1 |
| Voimavasu OY, Finland | 50 | 157 | 3 | 166 | 154 | 5 | 2 |
| Total | | | | | | 9 | 3 |
| Goodwill at 30 April 2006 | | | | | | 3 | - |
| Total | | | | | | 12 | 3 |

## 15 PENSION ASSETS AND PENSION LIABILITIES

Companies in the Group have various retirement and termination plans. For defined contribution plans fixed contributions are paid to independent pension funds and Danisco has no legal or constructive obligation to pay further contributions. For defined benefit plans Danisco has an obligation to provide the agreed benefits to current and former employees. The obligation covers various salary pensions plans and to a lesser extent medical plans.

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Defined contributions plans** | | |
| Costs for current financial year | (190) | (186) |
| **Total** | **(190)** | **(186)** |
| **Defined benefit plans** | | |
| Defined benefit obligations at 1 May | 1,575 | 1,465 |
| Fair value of plan assests at 1 May | 1,248 | 1,100 |
| **Net obligations at 1 May** | **327** | **365** |
| Defined benefit obligations at 1 May | 1,575 | 1,465 |
| Exchange adjustment of opening value etc. | - | (8) |
| Additions due to acqusition of new activities | - | 7 |
| Interest expenses | 72 | 70 |
| Current service costs | 46 | 45 |
| Member contributions | 4 | 4 |
| Benefit payments | (80) | (90) |
| Curtailments/amendments | (1) | 3 |
| | **1,616** | **1,496** |
| Actuarial gains and losses | (43) | 79 |
| **Defined benefit obligations at 30 April** | **1,573** | **1,575** |
| Fair value of plan assets at 1 May | 1,248 | 1,100 |
| Exchange adjustment of opening value etc. | (2) | (5) |
| Additions due to acquisition of new activities | - | 3 |
| Expected return on plan assets | 74 | 70 |
| Contributions | 33 | 32 |
| Member contributions | 4 | 5 |
| Benefit payments | (80) | (78) |
| | **1,277** | **1,127** |
| Actuarial gains and losses | (11) | 121 |
| **Fair value of plan assets at 30 April** | **1,266** | **1,248** |
| **Net obligations at 30 April** | **307** | **327** |
| **Net obligations are recognised in the balance sheet as follows** | | |
| Pension assets | 135 | 121 |
| Pension liabilities | 442 | 448 |
| **Total** | **307** | **327** |

## 15 PENSION ASSETS AND PENSION LIABILITIES (CONTINUED)

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Recognition of costs** | | |
| Interest expenses | (72) | (70) |
| Current service costs | (46) | (45) |
| Expected return on plan assets | 74 | 70 |
| Curtailments/amendments | 1 | (3) |
| **Recognised in the income statement** | **(43)** | **(48)** |
| Actuarial gains and losses recognised directly in equity | 32 | 42 |
| **Total** | **(11)** | **(6)** |
| **Major categories of plan assets (%)** | | |
| Equities | 33 | 33 |
| Bonds and other securities | 31 | 28 |
| Real estate | 1 | 1 |
| Other | 35 | 38 |
| **Total** | **100** | **100** |
| **Location of the defined benefit plans (%)** | | |
| United Kingdom | 34 | 33 |
| Belgium | 16 | 17 |
| Sweden | 15 | 15 |
| Netherlands | 12 | 12 |
| Finland | 9 | 10 |
| United States | 8 | 8 |
| Other | 6 | 5 |
| **Total** | **100** | **100** |
| **Actuarial assumptions (%)** | | |
| Discount rate | 4.00 - 6.00 | 4.00 - 6.00 |
| Expected return on plan assets | 3.50 - 8.00 | 3.25 - 8.00 |
| Salary increase | 3.00 - 5.00 | 3.00 - 5.00 |
| Inflation | 1.50 - 3.00 | 2.00 - 2.70 |
| **Status of defined benefit obligations** | | |
| Unfunded plans | 266 | 259 |
| Wholly or partly funded plans | 1,307 | 1,316 |
| **Defined benefit obligations at 30 April** | **1,573** | **1,575** |

| (DKKm) | 30 April 2007 | 30 April 2006 | 30 April 2005 |
|---|---|---|---|
| Defined benefit obligations at 30 April | 1,573 | 1,575 | 1,465 |
| Fair value of plan assets at 30 April | 1,266 | 1,248 | 1,100 |
| **Net obligations at 30 April** | **307** | **327** | **365** |
| Actuarial gains and losses on defined benefit obligations | 43 | (79) | (2) |
| Actuarial gains and losses on plan assets | (11) | 121 | (1) |
| **Actuarial gains and losses recognised directly in equity** | **32** | **42** | **(3)** |

## 16 DEFERRED TAX

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| Deferred tax at 1 May | 1,036 | 1,096 |
| Adjustment to deferred tax at 1 May | 51 | 32 |
| Tax concerning acquired/sold enterprises and other adjustments | - | 66 |
| Change in deferred tax recognised in income statement | 6 | (174) |
| Change in deferred tax recognised in equity | 10 | 16 |
| **Deferred tax at 30 April** | **1,103** | **1,036** |
| **Deferred tax recognised in the balance sheet** | | |
| Deferred tax (assets) | 199 | 242 |
| Deferred tax (liabilities) | 1,302 | 1,278 |
| **Total** | **1,103** | **1,036** |
| **Specification of deferred tax** | | |
| Intangible assets | 468 | 474 |
| Property, plant and equipment | 670 | 659 |
| Financial assets | 42 | 5 |
| Current assets | 4 | 23 |
| Short-tem debt | (60) | (60) |
| Net pension liabilities (deferred tax recognised in equity) | (14) | (24) |
| Other long-term debt | 119 | 174 |
| Tax losses carried forward | (133) | (218) |
| Non-capitalised tax assets regarding balance sheet items | 7 | 3 |
| **Total** | **1,103** | **1,036** |

Changes in deferred tax, with the exception of tax on transactions recognised in equity, are recognised in the income statement.

| **Deferred tax assets not recognised in the balance sheet** | | |
|---|---|---|
| Tax losses carried forward | 119 | 123 |

The tax base of tax losses allowed for carryforward has not been recognised, as it is not deemed likely that the deferred tax assets will be utilised within the foreseeable future.

| **Deferred tax liabilities not recognised in the balance sheet** | | |
|---|---|---|
| Temporary differences concerning investments in subsidiaries and associates | 138 | 125 |

Deferred tax liabilities in respect of the above are not recognised as Danisco is able to control whether the liability will be realised and it is deemed likely that the liability will not be realised within the foreseeable future.

## 17 OTHER RECEIVABLES

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Non-current** | | |
| Receivable from sale of sugar quotas | 236 | 449 |
| Other | 82 | 105 |
| **Total** | 318 | 554 |
| **Current** | | |
| Receivable from sale of sugar quotas | 198 | - |
| Sugar restitutions | 31 | 192 |
| VAT | 20 | 73 |
| Derivative financial instruments | 256 | 373 |
| Other | 373 | 275 |
| **Total** | 878 | 913 |

## 18 INVENTORIES

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| Inventories recognised at net realisable value | 321 | 55 |
| Inventories pledged as security for debt | 5 | 6 |

## 19 MATURITY ANALYSIS OF FINANCIAL LIABILITIES

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Remaining contractual maturities** | | |
| Within 1 year | 7,663 | 9,431 |
| Between 2 and 5 years | 1,275 | 5,353 |
| Over 5 years | 5,004 | 116 |
| **Total** | 13,942 | 14,900 |

## 20 FINANCE LEASE OBLIGATIONS

All leasing obligations are usually subject to a fixed repayment scheme and none of the agreements contain provisions on conditional leasing services apart from provisions on indexation based on public indexes.

| (DKKm) | 30 April 2007 Minimum lease payments | 30 April 2007 Present value of minimum lease payments | 30 April 2006 Minimum lease payments | 30 April 2006 Present value of minimum lease payments |
|---|---|---|---|---|
| **Maturity of finance lease obligations** | | | | |
| Within 1 year | 6 | 4 | 6 | 4 |
| Between 2 and 5 years | 22 | 16 | 24 | 17 |
| Over 5 years | 25 | 21 | 31 | 24 |
| **Total** | **53** | **41** | **61** | **45** |
| Finance charge for future expenditure | 12 | | 16 | |
| **Total** | **41** | | **45** | |

The fair market value of fixed-rate leasing obligations, calculated at the present value of future repayments and interest payments by applying the present market interest rate as the discounting factor, does not differ significantly from the calculated present value of the minimum leasing services.

## 21 OTHER PROVISIONS

| (DKKm) | Acquisitions | Restructuring | Other | 30 April 2007 Total | 30 April 2006 Total |
|---|---|---|---|---|---|
| Other provisions at 1 May | 71 | 259 | 172 | 502 | 381 |
| Exchange adjustment of opening value etc. | (4) | 1 | (1) | (4) | 7 |
| Fair value adjustments due to acqusitions | - | - | - | - | 40 |
| Transferred to (from) other items | - | - | - | - | (80) |
| Provisions for the year | 44 | 88 | 25 | 157 | 257 |
| Provisions reversed | (2) | (2) | (20) | (24) | (74) |
| Provisions utilised during the year | (85) | (51) | (61) | (197) | (29) |
| **Other provisions at 30 April** | **24** | **295** | **115** | **434** | **502** |
| **Analysed by** | | | | | |
| Non-current liabilities | | | | 314 | 376 |
| Current liabilities | | | | 120 | 126 |
| **Total** | | | | **434** | **502** |

Provisions for restructuring reflect costs to related closure of Sugar factories and restructuring within the Ingredients segment. Other provisions include primarily environmental costs, obligations to management and employees and pending litigations.

## 22 CHANGES IN EQUITY

| (DKKm) | Share capital | Hedging reserve | Translation reserve | Retained earnings | Total | Minority interests | Total equity |
|---|---|---|---|---|---|---|---|
| Equity at 1 May 2006 | 978 | 352 | (724) | 11,802 | 12,408 | 318 | 12,726 |
| Total recognised income and expense for the year | - | (97) | (416) | 1,100 | 587 | 19 | 606 |
| Dividends paid | - | - | - | (328) | (328) | (32) | (360) |
| Capital increase | 1 | - | - | - | 1 | - | 1 |
| Equity-settled share-based payments | - | - | - | 12 | 12 | - | 12 |
| Acquisition of treasury shares | - | - | - | (123) | (123) | - | (123) |
| Sale of treasury shares | - | - | - | 87 | 87 | - | 87 |
| **Total change in equity** | **1** | **(97)** | **(416)** | **748** | **236** | **(13)** | **223** |
| **Equity at 30 April 2007** | **979** | **255** | **(1,140)** | **12,550** | **12,644** | **305** | **12,949** |

| (DKKm) | Share capital | Hedging reserve | Translation reserve | Retained earnings | Total | Minority interests | Total equity |
|---|---|---|---|---|---|---|---|
| Equity at 1 May 2005 | 994 | (1) | (749) | 11,709 | 11,953 | 333 | 12,286 |
| Total recognised income and expense for the year | - | 353 | 25 | 449 | 827 | 58 | 885 |
| Dividends paid | - | - | - | (330) | (330) | (73) | (403) |
| Capital increase | - | - | - | 10 | 10 | - | 10 |
| Reduction of share capital through cancellation of treasury shares | (16) | - | - | 16 | - | - | - |
| Acquisition of treasury shares | - | - | - | (52) | (52) | - | (52) |
| **Total change in equity** | **(16)** | **353** | **25** | **93** | **455** | **(15)** | **440** |
| **Equity at 30 April 2006** | **978** | **352** | **(724)** | **11,802** | **12,408** | **318** | **12,726** |

## 23 SHARE CAPITAL AND TREASURY SHARES

| Share capital | Number | Nominal value (DKK '000) |
|---|---|---|
| Share capital at 1 May 2006 | 48,924,445 | 978,489 |
| Shares issued (warrant programme) | 4,050 | 81 |
| **Share capital at 30 April 2007** | **48,928,495** | **978,570** |

| | Number | Nominal value (DKK '000) |
|---|---|---|
| Share capital at 1 May 2005 | 49,688,552 | 993,771 |
| Reduction of share capital by cancellation of treasury shares | (786,750) | (15,735) |
| Shares issued (warrant programme) | 22,643 | 453 |
| **Share capital at 30 April 2006** | **48,924,445** | **978,489** |

As at 30 April 2007, the Board of Directors is authorised to increase the share capital or issue convertible bonds for an amount corresponding to a potential increase of the share capital of DKK 250 million. If the subscription price in connection with an increase of the share capital corresponds to the market price or if the convertible loans are issued at a subscription price and conversion price which in the aggregate at least corresponds to the market price of the shares at the time of the Board of Director's decision, the Board of Directors may decide that subscription is made without preemptive right for existing shareholders. The authorisation is effective until 28 August 2008.

Moreover, the Board of Directors is authorised to increase the share capital in connection with the employees' exercise of warrants under the warrant programme established in 2002. See note 30.

For information regarding development of share capital see Shareholder information.

| Treasury shares | Number | Nominal value (DKK '000) | % of share capital |
|---|---|---|---|
| Holding at 1 May 2006 | 103,200 | 2,064 | 0.21 |
| Purchase | 248,000 | 4,960 | 0.51 |
| Redemption of share options | (186,054) | (3,721) | (0.38) |
| **Holding at 30 April 2007** | **165,146** | **3,303** | **0.34** |

| | Number | Nominal value (DKK '000) | % of share capital |
|---|---|---|---|
| Holding at 1 May 2005 | 786,750 | 15,735 | 1.58 |
| Purchase | 103,200 | 2,064 | 0.21 |
| Reduction of share capital | (786,750) | (15,735) | (1.58) |
| **Holding at 30 April 2006** | **103,200** | **2,064** | **0.21** |

The market value of treasury shares at 30 April 2007 was DKK 73 million (2005/06 DKK 52 million). The purchase amount of treasury shares this year was DKK 123 million (2005/06 DKK 52 million). The purpose of the holding of treasury shares at 30 April 2007 is to hedge Danisco's share option programme.

## 24 CORPORATION TAX

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| Corporation tax payable at 1 May | 123 | 314 |
| Fair value adjustments due to acquisitions | - | (19) |
| Adjustment concerning previous years | 40 | 5 |
| Tax on changes in equity | (18) | 67 |
| Current tax on profit for the year | 371 | 400 |
| Tax paid during the year | (536) | (643) |
| **Corporation tax payable at 30 April** | **(20)** | **123** |
| **Corporation tax payable is recognised in the balance sheet as follows** | | |
| Corporation tax (assets) | 290 | 149 |
| Corporation tax (liabilities) | 270 | 272 |
| **Total** | **(20)** | **123** |

## 25 OTHER PAYABLES

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Non-current** | | |
| Share-based payments | 15 | 57 |
| Other items | 67 | 77 |
| **Total** | **82** | **134** |
| **Current** | | |
| Production and absorption levies | 422 | 390 |
| Wages, salaries, holiday pay, etc. | 544 | 518 |
| Share-based payments | 85 | 151 |
| VAT and other taxes | 120 | 131 |
| Other items | 717 | 707 |
| **Total** | **1,888** | **1,897** |

# Notes to the cash flow statement

## 26 PURCHASE OF ENTERPRISES AND ACTIVITIES

**2006/07**

| Businesses acquired | Principal activity | Date of acquisition | Proportion of shares acquired | Holding of votes acquired |
|---|---|---|---|---|
| Danisco (Zhangjiagang) Textural Ingredients Co., Ltd. | Production and sale | 23 August 2006 | 100% | 100% |

| (DKKm) | Danisco (Zhangjiagang) Carrying amount | Fair value adjustments | Opening balance at fair value |
|---|---|---|---|
| Property, plant and equipment | 25 | - | 25 |
| Inventories | 5 | - | 5 |
| **Net assets** | 30 | - | 30 |
| Goodwill on purchase of enterprises and activities | | | 30 |
| **Cash purchase amount** | | | 60 |
| Financial liabilities | | | - |
| **Total cost of acquisition** | | | 60 |
| **Components of the cash purchase amount** | | | |
| Cash | | | 55 |
| Directly attributable acquisition costs | | | 5 |
| **Cash purchase amount** | | | 60 |

**2006/07**
Danisco acquired 100% of the shares in Danisco (Zhangjiagang) Textural Ingredients Co., Ltd. on 23 August 2006. Since the acquisition date the effect on Danisco's revenue and EBIT is DKK 42 million and DKK -1 million. Fair value adjustments are made on a preliminary basis and adjustments may occur during the next financial year due to scarcity of information. Costs directly attributable to the acquisition include legal and audit fees and other directly attributable expenses.

**2005/06**
The opening balance of acquisitions was recognised in the 2004/05 financial statements on a preliminary basis.

**Genencor International Inc.**
The measurement of the acquired assets and liabilities was concluded in 2005/06, and the basis for their recognition and the calculation of goodwill was established. The measurement of the intangible assets was based on identification of cash generating values. Where it has been possible to relate the values directly to the earnings of the business, this has been used as the basis of the measurement. For technologies and other values not directly related to the cash flows of earnings, the measurement has been determined on the basis of replacement cost. The calculations are based on a WACC of 9%.

The fair value measurements have resulted in identification of total intangible assets of DKK 514 million and a consequent fair value adjustment against the carrying amounts of DKK 264 million. The most important identified intangible assets are patents of DKK 178 million, technology related to enzyme production of DKK 103 million, and customer contracts, licenses and other intangible assets of DKK 225 million.

The measurement of property, plant and equipment has for all major buildings and plants been based on external valuations. Production equipment and other non-current assets have primarily been measured by the company's own production engineers. The fair value measurements have resulted in writedowns of DKK 366 million of property, plant and equipment, mainly buildings and production equipment in the USA, Belgium and Finland, which due to geographical location, wear and tear and reduced useful lives carry a lower fair value.

The fair value adjustment of deferred tax and tax payable is related to the above adjustments of intangible and tangible assets and to estimated tax liabilities associated with events before the date of acquisition.

**Other fair value adjustments of acquisitions**
Fair value adjustment of Danisco Sweeteners (Anyang) Co. Ltd. concerns adjustment of deferred tax liabilities. Fair value adjustment of Rhodia Food Ingredients concerns adjustment of shares in the associate Danisco Organo Food Tech Co. Ltd.

## 26 PURCHASE OF ENTERPRISES AND ACTIVITIES (CONTINUED)

**2005/06**

Danisco did not buy any enterprises in 2005/06. The opening balance sheet acquisitions in 2004/05 was adjusted to fair value in 2005/06. The effect is shown below.

| | Genencor | | | | | |
|---|---|---|---|---|---|---|
| (DKKm) | Carrying amount prior to acquisition | Fair value adjustments in 2004/05 | Preliminary opening balance at fair value at 30 April 2005 | Fair value adjustments in 2005/06 | Reclassification of preliminary opening balance | Final opening balance at fair value |
| Intangible assets | - | - | - | 264 | 250 | 514 |
| Property, plant and equipment | 696 | - | 696 | (366) | - | 330 |
| Financial assets | 101 | (4) | 97 | 1 | - | 98 |
| Inventories | 242 | 58 | 300 | (15) | - | 285 |
| Receivables and prepayments | 277 | - | 277 | (2) | - | 275 |
| Cash and cash equivalents | 551 | - | 551 | - | - | 551 |
| Minority interests | (1) | - | (1) | - | - | (1) |
| Other provisions | (56) | - | (56) | (40) | - | (96) |
| Provisions for deferred tax | (17) | (22) | (39) | (71) | - | (110) |
| Financial liabilities | (106) | - | (106) | (5) | - | (111) |
| Non-interest-bearing debt | (136) | (78) | (214) | - | - | (214) |
| Corporation tax | (22) | - | (22) | 19 | - | (3) |
| **Net assets** | **1,529** | **(46)** | **1,483** | **(215)** | **250** | **1,518** |
| Goodwill on purchase of enterprises and activities | | | 2,597 | 192 | (250) | 2,539 |
| Adjustment of cash and cash equivalents | | | (551) | - | - | (551) |
| **Cash purchase amount** | | | **3,529** | **(23)** | **-** | **3,506** |

| **Total fair value adjustments of acquisitions for the year** | Total fair value | Transferred to equity | Transferred to goodwill |
|---|---|---|---|
| Genencor International Inc. | 192 | (90) | 102 |
| Danisco Sweeteners (Anyang) Co., Ltd. | (4) | - | (4) |
| Rhodia Food Ingredients | 30 | - | 30 |
| **Total** | **218** | **(90)** | **128** |

## 27 ADJUSTMENTS TO THE CASH FLOW STATEMENT

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Recognition of fair value adjustment of inventories in relation to aquisitions | - | 96 |
| Profit/loss on disposal of non-current assets | (5) | 11 |
| Other provisions | (63) | 155 |
| Share-based payments recognised in the income statement | (21) | 213 |
| Share-based payments non-cash | 96 | (84) |
| Special items non-cash | (171) | (540) |
| Receivable from sale of sugar quotas | 16 | (449) |
| Other non-cash adjustments recognised in the income statement | (3) | 24 |
| **Total** | **(151)** | **(574)** |

## 28 CHANGE IN WORKING CAPITAL

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Change in inventories | 94 | 471 |
| Change in receivables | 134 | 282 |
| Change in payables | 91 | (62) |
| **Total** | **319** | **691** |

## 29 CHANGE IN NET INTEREST-BEARING DEBT

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Net interest-bearing debt at 1 May | 13,224 | 13,847 |
| Exchange adjustment of opening value etc. | (244) | 135 |
| Fair value adjustments due to acquisitions | - | (25) |
| Currency hedging of net investments in subsidiaries | - | (99) |
| Change in financial liabilities | (789) | (1,105) |
| Change in cash and cash equivalents | 25 | 351 |
| Reversal of change in non-interest-bearing financial liabilities | 45 | 42 |
| Other movements | (39) | 78 |
| **Net interest-bearing debt at 30 April** | **12,222** | **13,224** |

## 30 SHARE-BASED PAYMENTS

The purpose of Danisco's share-based payment programmes is to motivate and retain employees and management and to encourage common goals for employees, management and shareholders.

Programmes issued before 2006/07 are exercisable through cash settlement and share settlement (cash-settled programmes), whereas programmes issued in 2006/07 are exercisable through share settlement only (equity-settled programmes).

Options and warrants entitle employees and management to buy or subscribe for a number of shares of DKK 20 each at a fixed price. The number of shares to be acquired under the programmes total 1.6 million (2005/06 1.4 million) corresponding to 3.4% (2005/06 2.9%) of the share capital less treasury shares.

The table shows number of shares, strike prices and the theoretical market value estimated according to the Black-Scholes model. The model assigns the following assumptions: volatility 16.45% (2005/06 15.7%), dividend DKK 7.50 per share (2005/06 DKK 6.75), interest rate 4% (2005/06 4%), actual date of exercise is in the middle of the period during which exercise may take place, and that close to 100% of the warrants and options granted are exercised. Volatility has been calculated on the basis of three years' performance of the Danisco stock. The Danisco share price was DKK 443 (2005/06 DKK 502) at the financial year-end.

In the financial year, a total of DKK 21 million was recorded as income (2005/06 expense of DKK 213 million). For cash-settled programmes, DKK 33 million was recorded as income, while for equity-settled programmes DKK 12 million was expensed. For cash-settled programmes, the accrued provision was DKK 99 million (2005/06 DKK 208 million), and the unaccrued provision computed according to the Black-Scholes model was DKK 106 million (2005/06 DKK 254 million). For equity-settled programmes, an accrued amount of DKK 12 million was recognised in the income statement, corresponding to 30% of the total amount expected to be expensed over the vesting period.

The average daily closing price of the Danisco stock at the OMX Copenhagen Stock Exchange was DKK 459 in 2006/07 (2005/06 DKK 434).

### Cash-settled programmes

**Warrant programme established in 2002/03**

The programme was offered to all employees who had been employed for not less than one year at the time of the programme, with the exception of employees included in Danisco's share option programmes. More than 6,000 employees participated in the programme, and the subscription price is DKK 299, which was fixed as the share price level on the date of Danisco's Annual General Meeting in 2002 with a premium of 2.5% a year until 5 September 2005.

The warrants vested on 5 September 2005 for exercise in the period 5 September 2005 to 4 September 2007.

**Share option programme established in 2003/04**

The exercise price of the programme is DKK 264, which has been fixed as the share price level at the time of announcement of the 2002/03 annual results with a premium of 5%. The options vested on 1 May 2006 for exercise in the period 1 May 2006 to 1 May 2009.

**Share option programme established in 2004/05**

The exercise price of the programme is DKK 330, which has been fixed as the share price level at the time of announcement of the 2003/04 annual results with a premium of 10%. The options will vest on 1 May 2007 for exercise in the period 1 May 2007 to 1 May 2010.

**Share option programmes established in 2005/06**

The exercise price of the programme is DKK 457, which has been fixed as the share price level at the time of announcement of the 2004/05 annual results with a premium of 10%. The options will vest on 1 May 2008 for exercise in the period 1 May 2008 to 1 May 2011.

The new CEO was granted 76,500 options when he took up his position with an exercise price of DKK 440 corresponding to the share price level at the time of the contract in mid-August 2005 with a premium of 10%. The options can be exercised in three tranches of 25,500 each on 1 June 2006, 2007 and 2008 and three years ahead.

### Equity-settled programmes

**Share option programmes established in 2006/07**

The exercise price of the programme is DKK 473, which has been fixed as the share price level at the time of announcement of the 2005/06 annual results with a premium of 10%. The options will vest on 1 May 2009 for exercise in the period 1 May 2009 to 1 May 2012. The fair value of the programme at grant date was DKK 25 million.

A share option programme for senior executives in Genencor was established in 2006. The exercise price of the programme is DKK 490 corresponding to the share price at grant date. The options will vest on 1 May 2009 for exercise in the period 1 May 2009 to 1 May 2012. The fair value of the programme at grant date was DKK 16 million.

### Social taxes

To cover social taxes, which are levied in some countries, a liability of DKK 2 million is recognised (2005/06 DKK 2 million).

## 30 SHARE-BASED PAYMENTS (CONTINUED)

CASH-SETTLED PROGRAMMES

| Number | Executive Board | Managerial staff | Other employees | Total |
|---|---|---|---|---|
| **Granted 2002/03, strike price 299** | | | | |
| Outstanding 1 May 2006 | - | - | 146,668 | 146,668 |
| Forfeited and transferred | - | - | (622) | (622) |
| Exercised | - | - | (49,827) | (49,827) |
| **Outstanding 30 April 2007** | - | - | 96,219 | 96,219 |
| Accrued liability, DKKm | - | - | 14 | 14 |
| Total liability, DKKm | - | - | 14 | 14 |
| Remaining contractual life, years | - | - | 0.3 | 0.3 |
| **Granted 2003/04, strike price 264** | | | | |
| Outstanding 1 May 2006 | 154,023 | 323,477 | 13,500 | 491,000 |
| Forfeited and transferred | (62,069) | (11,750) | 71,819 | (2,000) |
| Exercised | (91,954) | (204,927) | (7,500) | (304,381) |
| **Outstanding 30 April 2007** | - | 106,800 | 77,819 | 184,619 |
| Accrued liability, DKKm | - | 20 | 14 | 34 |
| Total liability, DKKm | - | 20 | 14 | 34 |
| Remaining contractual life, years | - | 2.0 | 2.0 | 2.0 |
| **Granted 2004/05, strike price 330** | | | | |
| Outstanding 1 May 2006 | 80,000 | 209,000 | 1,000 | 290,000 |
| Forfeited and transferred | (32,000) | (23,500) | 52,500 | (3,000) |
| **Outstanding 30 April 2007** | 48,000 | 185,500 | 53,500 | 287,000 |
| Accrued liability, DKKm | 6 | 23 | 7 | 36 |
| Total liability, DKKm | 6 | 23 | 7 | 36 |
| Remaining contractual life, years | 3.0 | 3.0 | 3.0 | 3.0 |
| **Granted 2005/06, strike price 457** | | | | |
| Outstanding 1 May 2006 | 130,000 | 253,000 | - | 383,000 |
| Forfeited and transferred | (50,000) | (7,500) | 57,500 | - |
| **Outstanding 30 April 2007** | 80,000 | 245,500 | 57,500 | 383,000 |
| Accrued liability, DKKm | 3 | 8 | 2 | 13 |
| Total liability, DKKm | 4 | 12 | 3 | 19 |
| Remaining contractual life, years | 4.0 | 4.0 | 4.0 | 4.0 |
| **Granted 2005/06, strike price 440** | | | | |
| Outstanding 1 May 2006 | 76,500 | - | - | 76,500 |
| **Outstanding 30 April 2007** | 76,500 | - | - | 76,500 |
| Accrued liability, DKKm | 3 | - | - | 3 |
| Total liability, DKKm | 3 | - | - | 3 |
| Remaining contractual life, years | 3.1 | - | - | 3.1 |

## 30 SHARE-BASED PAYMENTS (CONTINUED)

EQUITY-SETTLED PROGRAMMES

| Number | Executive Board | Managerial staff | Other employees | Total |
|---|---|---|---|---|
| **Granted 2006/07, strike price 473** | | | | |
| Outstanding 1 May 2006 | 50,000 | - | - | 50,000 |
| Granted | 110,000 | 268,500 | - | 378,500 |
| Forfeited and transferred | (50,000) | (4,500) | 54,500 | - |
| **Outstanding 30 April 2007** | **110,000** | **264,000** | **54,500** | **428,500** |
| Accumulated amount recognised in the income statement, DKKm | 2 | 5 | 3 | 10 |
| Total amount to be recognised in the income statement, DKKm | 6 | 16 | 3 | 25 |
| Remaining contractual life, years | 5.0 | 5.0 | 5.0 | 5.0 |
| **Granted 2006/07, strike price 490** | | | | |
| Outstanding 1 May 2006 | - | - | - | - |
| Granted | - | 191,500 | - | 191,500 |
| Forfeited and transferred | - | (13,000) | 13,000 | - |
| **Outstanding 30 April 2007** | **-** | **178,500** | **13,000** | **191,500** |
| Accumulated amount recognised in the income statement, DKKm | - | 3 | - | 3 |
| Total amount to be recognised in the income statement, DKKm | - | 15 | 1 | 16 |
| Remaining contractual life, years | - | 5.0 | 5.0 | 5.0 |

## 30 SHARE-BASED PAYMENTS (CONTINUED)

Outstanding contracts at 30 April 2007

| | Executive Board | | Managerial staff | | Other employees* | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Number | Average strike price | Number | Average strike price | Number | Average strike price | Number | Average strike price |
| Outstanding 1 May 2006 | 490,523 | 383 | 785,477 | 344 | 161,168 | 296 | 1,437,168 | 352 |
| Granted | 110,000 | 473 | 460,000 | 480 | - | - | 570,000 | 479 |
| Forfeited and transferred | (194,069) | 378 | (60,250) | 378 | 248,697 | 378 | (5,622) | 378 |
| Exercised | (91,954) | 264 | (204,927) | 264 | (57,327) | 294 | (354,208) | 269 |
| **Outstanding 30 April 2007** | **314,500** | **439** | **980,300** | **422** | **352,538** | **355** | **1,647,338** | **411** |
| Exercisable 30 April 2007 | 25,500 | - | 106,800 | - | 174,038 | - | 306,338 | - |
| Average remaining contractual life, years | 4.0 | - | 4.0 | - | 2.6 | - | 3.7 | - |

Outstanding contracts at 30 April 2006

| | Executive Board | | Managerial staff | | Other employees* | | Total | |
|---|---|---|---|---|---|---|---|---|
| Total | Number | Average strike price | Number | Average strike price | Number | Average strike price | Number | Average strike price |
| Outstanding 1 May 2005 | 304,000 | 287 | 470,500 | 290 | 1,099,437 | 299 | 1,873,937 | 295 |
| Granted | 256,500 | 470 | 253,000 | 457 | - | - | 509,500 | 464 |
| Forfeited and transferred | (69,977) | 287 | 61,977 | 287 | (9,961) | 287 | (17,961) | 287 |
| Exercised | - | - | - | - | (928,308) | 299 | (928,308) | 299 |
| **Outstanding 30 April 2006** | **490,523** | **383** | **785,477** | **344** | **161,168** | **296** | **1,437,168** | **352** |
| Exercisable 30 April 2006 | - | - | - | - | 146,668 | - | 146,668 | - |
| Average remaining contractual life, years | 4.2 | - | 3.9 | - | 1.5 | - | 3.7 | - |

* Other employees cover non-managerial staff and retired employees.

2006/07

| Executive Board | Outstanding 1 May 2006 | Granted | Forfeited and transferred | Exercised | Outstanding contracts at 30 April 2007 | Average share price | Accrued liability, DKKm | Total liability, DKKm |
|---|---|---|---|---|---|---|---|---|
| Tom Knutzen | 76,500 | 40,000 | - | - | 116,500 | 451 | 4 | 4 |
| Søren Bjerre-Nielsen | 109,977 | 35,000 | - | (45,977) | 99,000 | 432 | 5 | 5 |
| Mogens Granborg | 109,977 | 35,000 | - | (45,977) | 99,000 | 432 | 5 | 5 |
| Alf Duch-Pedersen | 194,069 | - | (194,069) | - | - | - | - | - |
| **Total** | **490,523** | **110,000** | **(194,069)** | **(91,954)** | **314,500** | **439** | **14** | **14** |

2005/06

| Executive Board | Outstanding 1 May 2005 | Granted | Forfeited and transferred | Exercised | Outstanding contracts at 30 April 2006 | Average share price | Accrued liability, DKKm | Total liability, DKKm |
|---|---|---|---|---|---|---|---|---|
| Tom Knutzen | - | 76,500 | - | - | 76,500 | 440 | 2 | 8 |
| Søren Bjerre-Nielsen | 69,977 | 40,000 | - | - | 109,977 | 349 | 15 | 20 |
| Mogens Granborg | 69,977 | 40,000 | - | - | 109,977 | 349 | 15 | 20 |
| Alf Duch-Pedersen | 94,069 | 100,000 | - | - | 194,069 | 398 | 30 | 30 |
| **Total** | **234,023** | **256,500** | **-** | **-** | **490,523** | **383** | **62** | **78** |

## 31 DISCONTINUED OPERATIONS

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Key figures and financial ratios for discontinued operations** | | |
| Special items | - | (18) |
| **Profit before tax** | - | (18) |
| Income tax expense | - | 7 |
| **Profit for the year from discontinued operations** | - | (11) |
| Cash flow from operating activities | - | (94) |
| Cash flow from investing activities | - | 83 |
| **Cash flow from discontinued operations** | - | (11) |

In 2005/06 Danisco sold Genencor's Health Care activities to Cambridge Antibody Technology plc (CAT). Danisco received shares in CAT equivalent of USD 14 million at market price. Subsequently the shares have been sold at a profit of DKK 44 million.

## 32 CONTINGENT ASSETS AND CONTINGENT LIABILITIES

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Guarantees and other financial commitments** | | |
| Guarantees and other financial commitments | 329 | 492 |
| **Total** | **329** | **492** |
| **Operating lease and rental liabilities** | | |
| Maturity of operating lease and rental liabilities: | | |
| Within 1 year | 99 | 102 |
| Between 2 and 5 years | 245 | 220 |
| Over 5 years | 151 | 180 |
| **Total** | **495** | **502** |
| Minimum lease payments recognised in the income statement | 116 | 117 |
| Contingent rents | 2 | - |

**Operating lease and rental liabilities**
Danisco solely has leases which by their nature and content do not deviate from ordinary leases. The leases cover buildings, production plants and other equipment, including a water treatment plant.

**Legal proceedings pending**
Certain claims have been raised against Danisco. In the opinion of management, the outcome of these proceedings will not have any material effect on the financial position of Danisco.

## 33 GOVERNMENT GRANTS

During the financial year Danisco received government grants for research and development of DKK 9 million (2005/06 DKK 12 million) and DKK 26 million (2005/06 DKK 18 million) for other purposes.

Further Danisco was granted quotas of 655,326 tonnes of $CO_2$ allowances. The value at grant date was DKK 27 million, and the quotas match the expected emission tax. For 2005/06 Danisco was granted a corresponding quota of 655,326 tonnes, with a value at grant date of DKK 69 million.

In connection with the new EU sugar market regulation and decision to close sugar factories, Danisco expensed net DKK 506 million in 2005/06, of which DKK 449 million was estimated income from the sale of sugar quotas in Sweden and Finland.

## 34 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| FINANCIAL ASSETS (IAS 39) | | |
| **Non-current assets** | | |
| Other receivables | 318 | 554 |
| **Receivables** | **318** | **554** |
| Other investments and securities (other shareholdings) | 48 | 91 |
| **Available-for-sale financial assets** | **48** | **91** |
| Other investments and securities (venture investments) | 79 | 71 |
| **Fair value recognised in the income statement** | **79** | **71** |
| **Current assets** | | |
| Trade receivables | 3,297 | 3,390 |
| Other receivables | 198 | - |
| Cash and cash equivalents | 372 | 411 |
| **Receivables** | **3,867** | **3,801** |
| Other receivables (derivative financial instruments) | 256 | 373 |
| **Held for trading** | **256** | **373** |
| FINANCIAL LIABILITIES (IAS 39) | | |
| **Non-current liabilities** | | |
| Mortgage debt | 175 | 190 |
| Other credit institutions | 6,104 | 5,279 |
| **Financial liabilities measured at amortised cost** | **6,279** | **5,469** |
| **Current liabilities** | | |
| Mortgage debt | 17 | 16 |
| Other credit institutions | 6,243 | 8,138 |
| Trade payables | 1,396 | 1,252 |
| **Financial liabilities measured at amortised cost** | **7,656** | **9,406** |
| Other payables (derivative financial instruments) | 7 | 25 |
| **Held for trading** | **7** | **25** |

## 35 LIQUIDITY AND INTEREST RATE MANAGEMENT

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Interest-bearing debt** | | |
| Non-current mortgage and credit institutions debt | 6,316 | 5,469 |
| Current mortgage and credit institutions debt | 6,264 | 8,154 |
| **Gross interest-bearing debt** | **12,580** | **13,623** |
| Other interest-bearing receivables and debt | 14 | 12 |
| Cash and cash equivalents | (372) | (411) |
| **Net interest-bearing debt** | **12,222** | **13,224** |

## 35 LIQUIDITY AND INTEREST RATE MANAGEMENT (CONTINUED)

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Maturity profile of committed credit facilities** | | |
| Within 1 year | 67 | 4,227 |
| Between 2 and 5 years | 6,840 | 10,895 |
| Over 5 years | 4,992 | 122 |
| **Total** | **11,899** | **15,244** |
| **3-month money market rates (%)** | | |
| DKK | 4.22 | 2.96 |
| USD | 5.36 | 5.13 |
| EUR | 4.02 | 2.85 |
| SEK | 3.60 | 2.28 |
| JPY | 0.67 | 0.11 |
| GBP | 5.73 | 4.67 |
| **Interest profile for interest rate swaps (%)** | | |
| Interest rate swap in DKK (nominal value of DKK 3,500 million and fixed interest rate at 3.92%) | 4.08 | 2.82 |
| Interest rate swap in USD (nominal value of USD 600 million and fixed interest rate at 4.47%) | 5.35 | 5.02 |

In addition to committed credit facilities Danisco has access to substantial uncommitted credit facilities. Some of Danisco's committed credit facilities have provisions in respect of creditor approval in case of change of control.

The major part of Danisco's funding – before management of interest rate risk – is obtained at 3-month money market rates with the addition of a margin reflecting Danisco's solid credit rating. Interest rate risk is managed through interest rate swap agreements on which Danisco pays a fixed rate and receives a floating rate. The proportion of gross interest-bearing debt with fixed interest rates is approximately 56%. Financial risk management is stated in the Risk management section.

## 36 RECEIVABLES AND FINANCIAL LIABILITIES MEASURED AT AMORTISED COST

| | 30 April 2007 | | 30 April 2006 | |
|---|---|---|---|---|
| (DKKm) | Carrying amount | Fair value | Carrying amount | Fair value |
| Other receivables | 318 | 318 | 554 | 554 |
| **Non-current receivables** | **318** | **318** | **554** | **554** |
| Mortgage debt | 175 | 207 | 190 | 225 |
| Other credit institutions | 6,104 | 6,105 | 5,279 | 5,282 |
| **Non-current financial liabilities** | **6,279** | **6,312** | **5,469** | **5,507** |

Fair value is calculated as present value of expected future cash flows using the current market interest rates for the different currencies and terms.

## 37 DERIVATIVE FINANCIAL INSTRUMENTS

| (DKKm) | 30 April 2007 Nominal value | 30 April 2007 Term to maturity, months | 30 April 2007 Fair value | 30 April 2006 Nominal value | 30 April 2006 Term to maturity, months | 30 April 2006 Fair value |
|---|---|---|---|---|---|---|
| CASH FLOW HEDGES | | | | | | |
| **Interest rate swaps** | | | | | | |
| DKK | 3,500 | 107 | 123 | 3,500 | 119 | 80 |
| USD | 3,286 | 98 | 122 | 3,571 | 110 | 254 |
| **Total** | **6,786** | **102** | **245** | **7,071** | **114** | **334** |
| **Forward exchange contracts** | | | | | | |
| DKK | 53 | 4 | - | 362 | 4 | - |
| USD | 147 | 5 | - | (200) | 5 | - |
| EUR | (167) | 5 | - | (124) | 5 | - |
| JPY | (137) | 6 | - | (170) | 6 | - |
| SEK | 145 | 5 | - | 308 | 5 | - |
| GBP | - | - | - | (12) | 6 | - |
| Other | (42) | 4 | - | (158) | 5 | - |
| **Total** | **(1)** | **5** | **(4)** | **6** | **5** | **5** |
| **Futures** | | | | | | |
| Sale of sugar | - | 3 | - | - | 4 | (4) |
| Purchase of oil | - | 4 | 3 | - | 6 | 12 |
| Purchase of electricity | - | 13 | (7) | - | - | - |
| **Total** | **-** | **7** | **(4)** | **-** | **5** | **8** |
| FAIR VALUE HEDGES | | | | | | |
| **Forward exchange contracts** | | | | | | |
| DKK | (6,085) | 1 | - | (3,068) | 1 | - |
| USD | 217 | 1 | - | (73) | - | - |
| EUR | 4,900 | 1 | - | 3,306 | 1 | - |
| JPY | (205) | 1 | - | (247) | 1 | - |
| SEK | 1,069 | 1 | - | 95 | - | - |
| GBP | 215 | 1 | - | 99 | 1 | - |
| Other | (100) | 1 | - | (114) | 1 | - |
| **Total** | **11** | **1** | **12** | **(2)** | **1** | **(2)** |
| **Futures** | | | | | | |
| Export licences and sales contracts | - | - | - | - | 8 | 3 |
| **Total** | **-** | **-** | **-** | **-** | **8** | **3** |
| **Total derivative financial instruments** | **-** | **-** | **249** | **-** | **-** | **348** |

The market value of contracts concluded for hedging purposes and which continue to serve as hedging of future transactions is recognised directly in equity. Value adjustment of contracts that do not serve as hedging of future transactions is recognised in the income statement.

The Group concludes:
- Forward exchange contracts to hedge the exchange risk of future sales or purchases in foreign currencies.
- Interest rate swap contracts to hedge the risk of future increases in floating interest rates.
- Oil and electricity contracts to hedge the risk of future increases in oil and electricity prices.

All contracts have been entered in an active market.

Financial risk management is stated in the Risk management section.

## 38 NET INVESTMENTS BY CURRENCY

Net investments in foreign subsidiaries and associates by currency.

| (DKKm) | 30 April 2007 | | | 30 April 2006 | | |
|---|---|---|---|---|---|---|
| | Net investments | Hedged | Not hedged | Net investments | Hedged | Not hedged |
| EUR | 9,788 | - | 9,788 | 8,746 | - | 8,746 |
| USD | 3,339 | 96 | 3,243 | 4,405 | 284 | 4,121 |
| SEK | 1,327 | - | 1,327 | 1,501 | - | 1,501 |
| GBP | 1,302 | - | 1,302 | 1,260 | - | 1,260 |
| CNY | 611 | - | 611 | 443 | - | 443 |
| MXN | 506 | - | 506 | 502 | - | 502 |
| LTL | 267 | - | 267 | 302 | - | 302 |
| Other | 1,737 | - | 1,737 | 1,775 | - | 1,775 |
| **Total** | **18,877** | **96** | **18,781** | **18,934** | **284** | **18,650** |

Net investments in foreign subsidiaries and associates are solely currency hedged on a selective basis. Exchange rate adjustments of net investments in foreign subsidiaries and associates are recognised in equity. At 30 April 2007 the main exposures were in EUR and USD. A change of the exchange rate of EUR and USD of 1% and 10% respectively will mean changes in equity of DKK 98 million (2005/06 DKK 88 million) and DKK 324 million (2005/06 DKK 412 million).

## 39 TRANSACTIONS WITH RELATED PARTIES

Related parties include subsidiaries, associates and post-employment benefit plans for the benefit of employees. The members of the Board of Directors and the Executive Board of Danisco A/S and the close family members of these persons are also considered as related parties.

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Transactions with associates** | | |
| Sale of goods | - | 16 |

Transactions with associates include transactions with Danisco Organo Food Tech Co., Ltd.

**Transactions with post-employment benefit plans**

See note 15 for information on transactions with post-employment benefit plans.

## 39 TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

**Compensation of key management personnel**

Emoluments to the Board of Directors total DKK 3.5 million (2005/06 DKK 3.6 million). Emoluments for each member are DKK 300,000 (2005/06 DKK 300,000). An additional fee is paid to the Chairman and the Deputy Chairmen of 150% and 50% respectively.

No member of the Board of Directors has been employed by the Group during the 2006/07 financial year, with the exception of the members of the Board of Directors elected by the employees of the company. None of the members of the Board of Directors have been paid separate consulting fees or the like, as no member of the Board of Directors has provided the Group with any additional services.

Members who have retired from the Board of Directors of Danisco A/S after more than 15 years of service, including directorship in one of the companies included in the merger in 1989, may be granted a fee for being available as advisors to Danisco's Board of Directors. Danisco's Board of Directors considers the granting of such fees at the first Board meeting following the AGM. The fee is fixed at 40% of the director's emolument received at the time of retirement. In the financial year 2002/03, the Board of Directors decided to discontinue the arrangement over the next years. At present, two (2005/06 two) retired directors are available to the Board of Directors. Fees paid during the year ended totalled DKK 300,000 (2005/06 DKK 347,401).

Danisco A/S pays an annual life-long pension of DKK 60,000 (2005/06 DKK 60,000) to one retired member of the Board of Directors of the former Aktieselskabet De Danske Sukkerfabrikker, which was part of the merger in 1989. Provision is made for this obligation under other provisions.

The Executive Board receive a fixed salary and a variable bonus subject to certain targets being met. In 2006/07 the fixed salary totalled DKK 15 million including pension contributions and value of car at their disposal for private use (2005/06 DKK 18 million). For 2006/07 bonuses totalling DKK 5 million (2005/06 DKK 3 million) will be paid to the Executive Board in 2007/08.

| | 2006/07 | | | 2005/06 | | |
|---|---|---|---|---|---|---|
| (DKKm) | Fixed salary | Bonus | Total | Fixed salary | Bonus | Total |
| Tom Knutzen (2005/06: 1/2 -30/4 2006) | 5.2 | 1.7 | 6.9 | 1.3 | - | 1.3 |
| Søren Bjerre-Nielsen | 4.8 | 1.5 | 6.3 | 4.6 | 0.8 | 5.4 |
| Mogens Granborg | 4.8 | 1.5 | 6.3 | 4.6 | 1.5 | 6.1 |
| Alf Duch-Pedersen | - | - | - | 6.3 | 1.0 | 7.3 |
| Robert H. Mayer (2005/06: 1/5 - 31/8 2005) | - | - | - | 1.3 | - | 1.3 |
| **Total** | **14.8** | **4.7** | **19.5** | **18.1** | **3.3** | **21.4** |

The general pension retirement age for members of Danisco A/S' Executive Board is 62 years (CEO 60 years). No agreement has been made concerning pensions. Upon retirement, each member is entitled to an early-retirement pension until the age of 65. This early-retirement pension is calculated on the basis of the remuneration paid during the last year before retirement and decreases during the period from 72% of the remuneration in the first year to 58%. Provision for this obligation is adjusted yearly and is recognised under other provisions. Søren Bjerre-Nielsen and Mogens Granborg will in specific cases receive full or part payment of the early-retirement pension in the case of resignation for other reasons than pension retirement.

Alf Duch-Pedersen stepped down as CEO on 30 April 2006 and retired from the company on 31 August 2006. For the period 1 May to 31 August 2006 he received total compensation of DKK 3.2 million. At Alf Duch-Pedersen's retirement from the Company on 31 August 2006, the early-retirement pension was converted into a lump sum through the payment of DKK 18.3 million. Robert H. Mayer received early-retirement payment of DKK 2.1 million in the financial year (2005/06 DKK 1.6 million).

In the event that Danisco merges or is delisted subsequent to a takeover Tom Knutzen may within six months from the takeover date choose to terminate his employment at six months' notice and receive severance payment of two years' salary. If Tom Knutzen is discharged in connection with a takeover of Danisco, he obtains the same right.

In the event that Søren Bjerre-Nielsen and Mogens Granborg are discharged in conjunction with a takeover of the Company or a merger in which Danisco A/S is involved, a special severance payment corresponding to one year's salary is paid in addition to ordinary remuneration for a two-year notice period.

None of the members of the Executive Board or the Board of Directors receive a special fee as board members in subsidiaries or associates. See note 30 for information on share options.



## 40 SUBSIDIARIES

### Ingredients

| Enterprise[1] | Country | Currency | Nominal capital[2] | Danisco's share in % |
|---|---|---|---|---|
| A/S Syntetic | Denmark | DKK | 1,000 | 100 |
| Danisco Argentina S.A. | Argentina | ARS | 6,780 | 100 |
| Danisco Australia Pty. Ltd. | Australia | AUD | 56,000 | 100 |
| Danisco Cultor Austria GmbH | Austria | EUR | 36 | 100 |
| Danisco Sweeteners GmbH | Austria | EUR | 12,058 | 100 |
| Danisco Belgium S.A. | Belgium | EUR | 1,240 | 100 |
| Genencor International BVBA | Belgium | EUR | 9,520 | 100 |
| Danisco Brasil Ltda. | Brazil | BRL | 15,823 | 100 |
| Danisco Canada Inc. | Canada | CAD | 100 | 100 |
| Danisco Chile S.A. | Chile | CLP | 9,455,439 | 100 |
| Danisco (China) Co. Ltd. | China | CNY | 203,790 | 100 |
| Danisco Ingredients (Shanghai)Co. Ltd. | China | CNY | 1,655 | 100 |
| Danisco Sweeteners (Anyang) Co. Ltd. | China | CNY | 81,111 | 54 |
| Danisco TianGuan (Nanyang) Co., Ltd. | China | CNY | 45,080 | 80 |
| Danisco (Zhangjiagang) Textural Ingredients Co., Ltd. | China | CNY | 51,781 | 100 |
| Genencor (WUXI) Bio-Products Ltd. | China | CNY | 240,336 | 100 |
| Danisco Colombia Ltda. | Colombia | COP | 4,565,769 | 100 |
| Danisco Czech Republic, a.s. | Czech Republic | CZK | 175,000 | 100 |
| Danisco Egypt Trading LLC | Egypt | EGP | 50 | 100 |
| Danisco Sweeteners Oy | Finland | EUR | 10,000 | 100 |
| Finnfeeds Finland Oy | Finland | EUR | 1,346 | 100 |
| Finnfeeds Oy | Finland | EUR | 9 | 100 |
| Genencor International Oy | Finland | EUR | 12,000 | 100 |
| Danisco France S.A.S. | France | EUR | 117,449 | 100 |
| Danisco Grasse S.A.S. | France | EUR | 6,100 | 100 |
| Danisco Ingredients France S.A.R.L. | France | EUR | 3,700 | 100 |
| Danisco Landerneau S.A.S. | France | EUR | 808 | 100 |
| Danisco Seillans S.A.S. | France | EUR | 3,160 | 100 |
| Danisco Sweeteners (France) S.A. | France | EUR | 10,766 | 100 |
| Danisco Deutschland GmbH | Germany | EUR | 5,000 | 100 |
| Danisco Guatemala, S.A. | Guatemala | GTQ | 55 | 100 |
| Danisco (India) Pvt. Ltd. | India | INR | 315,579 | 100 |
| Danisco Italia S.p.A. | Italy | EUR | 120 | 100 |
| Danisco Japan Ltd. | Japan | JPY | 498,000 | 100 |
| Genencor Kyowa Co., Ltd. | Japan | JPY | 50,000 | 70 |
| Danisco Malaysia Sdn. Bhd. | Malaysia | MYR | 67,000 | 100 |
| Danisco Mexicana S.A. de C.V. | Mexico | MXN | 71,637 | 100 |
| Cultor Holland B.V. | Netherlands | EUR | 20 | 100 |
| Danisco B.V. | Netherlands | EUR | 20 | 100 |
| Danisco Holland B.V. | Netherlands | EUR | 20 | 100 |
| Danisco Zaandam B.V. | Netherlands | EUR | 125 | 100 |
| Genencor International, B.V. | Netherlands | EUR | 18 | 100 |
| Danisco New Zealand Ltd. | New Zealand | NZD | 43,969 | 100 |
| Danisco Norway AS | Norway | NOK | 100 | 100 |
| Danisco Peru S.A.C. | Peru | PEN | 1,795 | 100 |

### Ingredients

| Enterprise[1] | Country | Currency | Nominal capital[2] | Danisco's share in % |
|---|---|---|---|---|
| Danisco Biolacta Sp. z o.o. | Poland | PLN | 3,851 | 100 |
| Danisco Poland Sp. z o.o. | Poland | PLN | 200 | 100 |
| Danisco Portugal Ind. de Alfarroba, Lda. | Portugal | EUR | 500 | 100 |
| Danisco Romania S.R.L. | Romania | RON | 9 | 100 |
| ZAO Danisco | Russia | RUR | 264 | 100 |
| Danisco Singapore Pte. Ltd. | Singapore | SGD | 1,000 | 100 |
| Finnfeeds International Pte. Ltd. | Singapore | SGD | 100 | 100 |
| Genencor Int. Asia Pacific PTE.Ltd. | Singapore | USD | 100 | 100 |
| Danisco Cultor España, S.A. | Spain | EUR | 357 | 100 |
| Danisco Cultor Sweden AB | Sweden | SEK | 4,000 | 100 |
| Danisco Sweden AB | Sweden | SEK | 15,000 | 100 |
| Danisco Cultor (Switzerland) AG | Switzerland | CHF | 600 | 100 |
| Danisco Switzerland AG* | Switzerland | CHF | 100 | 100 |
| Danisco Ukraine LLC | Ukraine | UAH | 846 | 100 |
| Broadland Foods Ltd. | UK | GBP | 417 | 100 |
| Danisco (UK) Ltd. | UK | GBP | 151 | 100 |
| Danisco Beaminster Ltd. | UK | GBP | 2,129 | 100 |
| Danisco Sweeteners (UK) Ltd. | UK | GBP | 1 | 100 |
| Finnfeeds International Ltd. | UK | GBP | 11 | 100 |
| Major International Ltd. | UK | GBP | 25 | 50 |
| Danisco USA, Inc. | USA | USD | 55,843 | 100 |
| Danisco US, Inc.* | USA | USD | 620 | 100 |

## 40 SUBSIDIARIES (CONTINUED)

### Sugar

| Enterprise[1] | Country | Currency | Nominal capital[2] | Danisco's share in % |
|---|---|---|---|---|
| Danisco Sugar A/S | Denmark | DKK | 1,000,000 | 100 |
| Danisco Sugar Oy | Finland | EUR | 15,000 | 100 |
| Sucros Oy | Finland | EUR | 58,866 | 30 |
| Suomen Sokeri Oy | Finland | EUR | 38,683 | 30 |
| Anklam Bioethanol GmbH | Germany | EUR | 7,500 | 100 |
| Danisco Sugar GmbH | Germany | EUR | 7,670 | 100 |
| Danisco Sugar hf | Iceland | ISK | 400 | 100 |
| AB Danisco Sugar Kėdainiai | Lithuania | LTL | 40,241 | 74 |
| AB Danisco Sugar Panevėzys | Lithuania | LTL | 24,772 | 68 |
| Danisco Sugar UAB | Lithuania | LTL | 10 | 100 |
| Danisco Sugar Ingolf Wessenberg & Co. AS | Norway | NOK | 100 | 50 |
| Danisco Holding Sverige AB | Sweden | SEK | 100,000 | 100 |
| Danisco Sugar AB | Sweden | SEK | 400,000 | 100 |
| SSA Tryck AB | Sweden | SEK | 1,000 | 100 |

### Seed

| Enterprise[1] | Country | Currency | Nominal capital[2] | Danisco's share in % |
|---|---|---|---|---|
| Maribo Seed International ApS | Denmark | DKK | 125 | 100 |
| Danisco Seed Austria GmbH | Austria | EUR | 774 | 100 |
| Danisco Semences S.A.R.L. | France | EUR | 448 | 100 |
| Danisco Seed GmbH | Germany | EUR | 520 | 100 |
| Danisco Seed Italia S.p.A. | Italy | EUR | 103 | 100 |
| Danisco Seed Poland Sp. z o.o | Poland | PLN | 50 | 100 |
| Danisco Semillas S.A. | Spain | EUR | 120 | 100 |

### Holding companies etc.

| Enterprise[1] | Country | Currency | Nominal capital[2] | Danisco's share in % |
|---|---|---|---|---|
| Cometra A/S | Denmark | DKK | 15,000 | 100 |
| Taffel Foods Ejendomsselskab A/S | Denmark | DKK | 14,000 | 100 |
| Ydernæs I A/S | Denmark | DKK | 700 | 100 |
| Danisco (China) Holding Co., Ltd. | China | CNY | 147,117 | 100 |
| Danisco Finland Oy* | Finland | EUR | 39,500 | 100 |
| Cultor Oy | Finland | EUR | 12,750 | 100 |
| Danisco Holding France S.A.S.* | France | EUR | 36,566 | 100 |
| Danisco Beteiligungsgesellschaft mbH | Germany | EUR | 7,670 | 100 |
| Danisco Ingredients Beteiligungsgesellschaft mbH* | Germany | EUR | 1,000 | 100 |
| Perlarom Investissements SA* | Luxembourg | EUR | 6,200 | 100 |
| Genencor Mauritius Ltd.* | Mauritius | USD | 1 | 100 |
| Danisco Holding Holland B.V.* | Netherlands | EUR | 22 | 100 |
| Danisco Holdings (UK) Ltd.* | UK | GBP | 5,897 | 100 |
| Genencor Int. Cayman Ltd.* | UK | USD | 1 | 100 |
| Genencor International Ltd. | UK | EUR | 1 | 100 |
| Danisco Holding USA Inc.* | USA | USD | 1 | 100 |

The Group's subsidiaries are basically the same as at the end of the last financial year.
1. Enterprises with activities during the financial year – list of associates, see note 14.
2. Nominal share capital in 1,000 units.

* Holding company of a number of subsidiaries.

# Quarterly key figures

(Unaudited)

| (DKKm) | 2006/07 Q1 | 2006/07 Q2 | 2006/07 Q3 | 2006/07 Q4 | 2006/07 YTD | 2005/06 Q1 | 2005/06 Q2 | 2005/06 Q3 | 2005/06 Q4 | 2005/06 YTD |
|---|---|---|---|---|---|---|---|---|---|---|
| INCOME STATEMENT | | | | | | | | | | |
| **Revenue** | 5,283 | 5,140 | 4,797 | 5,142 | 20,362 | 5,162 | 5,229 | 5,182 | 5,339 | 20,912 |
| **EBITDA before special items** | 976 | 788 | 671 | 896 | 3,331 | 872 | 857 | 738 | 822 | 3.289 |
| Share-based payments | 56 | (38) | (6) | 9 | 21 | (55) | (9) | (84) | (65) | (213) |
| **Operating profit before special items** | 704 | 517 | 399 | 619 | 2,239 | 558 | 589 | 446 | 566 | 2,159 |
| Special items | (16) | (73) | (19) | (78) | (186) | (67) | (84) | (70) | (547) | (768) |
| **Operating profit** | 688 | 444 | 380 | 541 | 2,053 | 491 | 505 | 376 | 19 | 1,391 |
| Net financial expenses | (93) | (134) | (150) | (129) | (506) | (111) | (114) | (129) | (143) | (497) |
| **Profit before tax** | 595 | 310 | 230 | 412 | 1,547 | 380 | 391 | 247 | (124) | 894 |
| **Profit for the period** | 423 | 220 | 163 | 273 | 1,079 | 268 | 277 | 181 | (104) | 622 |
| **Profit attributable to equity holders of the parent** | 414 | 215 | 153 | 276 | 1,058 | 268 | 269 | 169 | (142) | 564 |
| **Cash flow from operating activities** | 1,466 | 1,303 | (480) | 143 | 2,432 | 1,374 | 1,280 | (849) | 841 | 2,646 |
| Net investments in property, plant and equipment | (219) | (259) | (276) | (367) | (1,121) | (233) | (250) | (257) | (327) | (1,067) |
| Net investments in intangible assets | (27) | (26) | (33) | (41) | (127) | (37) | (31) | (112) | 2 | (178) |
| Purchase and sale of enterprises and activities | - | (61) | - | 1 | (60) | (137) | - | (28) | 6 | (159) |
| Purchase and sale of financial assets | 64 | (4) | (8) | (16) | 36 | (26) | (65) | 67 | 8 | (16) |
| **Free cash flow** | 1,284 | 953 | (797) | (280) | 1,160 | 941 | 934 | 1,179 | 530 | 1,226 |
| BALANCE SHEET | | | | | | | | | | |
| Assets | 30,799 | 31,028 | 32,249 | 31,385 | 31,385 | 31,949 | 33,233 | 33,603 | 32,262 | 32,262 |
| Equity attributable to equity holders of the parent | 12,621 | 12,544 | 12,668 | 12,644 | 12,644 | 12,485 | 12,475 | 12,645 | 12,408 | 12,408 |
| Equity | 12,947 | 12,845 | 12,978 | 12,949 | 12,949 | 12,823 | 12,750 | 12,932 | 12,726 | 12,726 |
| Net interest-bearing debt | 11,968 | 11,324 | 12,063 | 12,222 | 12,222 | 13,299 | 12,791 | 13,879 | 13,224 | 13,224 |
| Invested capital | 25,714 | 24,999 | 25,708 | 25,843 | 25,843 | 27,195 | 26,515 | 27,889 | 26,566 | 26,566 |
| **Return on capital (%)** | | | | | | | | | | |
| ROIC | 7.8 | 7.7 | 7.7 | 8.0 | 8.0 | 8.1 | 7.8 | 7.4 | 7.3 | 7.3 |
| ROE | 5.7 | 5.2 | 5.1 | 8.4 | 8.4 | 9.0 | 8.5 | 8.0 | 4.6 | 4.6 |
| **RONOA (%)*** | | | | | | | | | | |
| Ingredients | 16.9 | 17.4 | 17.6 | 18.1 | 18.1 | 17.9 | 17.5 | 16.6 | 16.4 | 16.4 |
| Sugar | 14.5 | 14.1 | 12.3 | 11.4 | 11.4 | 14.4 | 13.7 | 13.9 | 14.3 | 14.3 |
| **Total** | 15.0 | 15.0 | 14.6 | 14.7 | 14.7 | 15.1 | 14.7 | 14.5 | 14.5 | 14.5 |
| **Net working capital** | | | | | | | | | | |
| Ingredients | 4,001 | 3,869 | 3,877 | 3,903 | 3,903 | 4,352 | 4,099 | 4,204 | 4,034 | 4,034 |
| Sugar | 1,431 | 672 | 1,614 | 2,320 | 2,320 | 1,994 | 1,405 | 2,621 | 2,272 | 2,272 |
| Unallocated | (126) | (136) | (139) | (135) | (135) | (361) | (361) | (333) | (331) | (331) |
| **Total** | 5,306 | 4,405 | 5,352 | 6,088 | 6,088 | 5,985 | 5,143 | 6,492 | 5,975 | 5,975 |
| **Non-current assets** | | | | | | | | | | |
| Ingredients | 5,945 | 6,066 | 6,056 | 6,098 | 6,098 | 5,500 | 5,844 | 5,894 | 5,925 | 5,925 |
| Sugar | 3,674 | 3,651 | 3,514 | 3,046 | 3,046 | 4,164 | 4,092 | 4,162 | 3,739 | 3,739 |
| Unallocated | 186 | 207 | 202 | 212 | 212 | 289 | 297 | 281 | 238 | 238 |
| **Total** | 9,805 | 9,924 | 9,772 | 9,356 | 9,356 | 9,953 | 10,233 | 10,337 | 9,902 | 9,902 |
| **Net operating assets** | | | | | | | | | | |
| Ingredients | 9,946 | 9,935 | 9,933 | 10,001 | 10,001 | 9,852 | 9,943 | 10,098 | 9,959 | 9,959 |
| Sugar | 5,105 | 4,323 | 5,128 | 5,366 | 5,366 | 6,158 | 5,497 | 6,783 | 6,011 | 6,011 |
| Unallocated | 60 | 71 | 63 | 77 | 77 | (72) | (64) | (52) | (93) | (93) |
| **Total** | 15,111 | 14,329 | 15,124 | 15,444 | 15,444 | 15,938 | 15,376 | 16,829 | 15,877 | 15,877 |
| **Goodwill** | | | | | | | | | | |
| Ingredients | 9,259 | 9,327 | 9,238 | 9,056 | 9,056 | 9,716 | 9,600 | 9,516 | 9,346 | 9,346 |
| Sugar | 1,344 | 1,343 | 1,346 | 1,343 | 1,343 | 1,541 | 1,539 | 1,544 | 1,343 | 1,343 |
| Unallocated | - | - | - | - | - | - | - | - | - | - |
| **Total** | 10,603 | 10,670 | 10,584 | 10,399 | 10,399 | 11,257 | 11,139 | 11,060 | 10,689 | 10,689 |
| **Invested capital** | | | | | | | | | | |
| Ingredients | 19,205 | 19,262 | 19,171 | 19,057 | 19,057 | 19,568 | 19,543 | 19,614 | 19,305 | 19,305 |
| Sugar | 6,449 | 5,666 | 6,474 | 6,709 | 6,709 | 7,699 | 7,036 | 8,327 | 7,354 | 7,354 |
| Unallocated | 60 | 71 | 63 | 77 | 77 | (72) | (64) | (52) | (93) | (93) |
| **Total** | 25,714 | 24,999 | 25,708 | 25,843 | 25,843 | 27,195 | 26,515 | 27,889 | 26,566 | 26,566 |

* Calculated on a rolling 12-month basis.

(Unaudited)

| (DKKm) | 2006/07 Q1 | Q2 | Q3 | Q4 | YTD | 2005/06 Q1 | Q2 | Q3 | Q4 | YTD |
|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue per division** | | | | | | | | | | |
| Bio Ingredients | 1,318 | 1,340 | 1,282 | 1,269 | 5,209 | 1,230 | 1,284 | 1,298 | 1,283 | 5,095 |
| Texturants & Sweeteners | 1,773 | 1,701 | 1,648 | 1,769 | 6,891 | 1,702 | 1,621 | 1,624 | 1,722 | 6,669 |
| Flavours | 418 | 390 | 355 | 399 | 1,562 | 424 | 373 | 373 | 385 | 1,555 |
| Eliminations | (6) | (3) | (8) | (9) | (26) | (2) | (3) | (13) | (12) | (30) |
| **Ingredients** | **3,503** | **3,428** | **3,277** | **3,428** | **13,636** | **3,354** | **3,275** | **3,282** | **3,378** | **13,289** |
| Sugar | 1,847 | 1,776 | 1,587 | 1,785 | 6,995 | 1,875 | 2,016 | 1,956 | 2,034 | 7,881 |
| Eliminations | (67) | (64) | (67) | (71) | (269) | (67) | (62) | (56) | (73) | (258) |
| **Total** | **5,283** | **5,140** | **4,797** | **5,142** | **20,362** | **5,162** | **5,229** | **5,182** | **5,339** | **20,912** |
| **Organic growth per division (%)** | | | | | | | | | | |
| Bio Ingredients | 8 | 6 | 4 | 4 | 6 | 7 | 4 | 3 | - | 3 |
| Texturants & Sweeteners | 5 | 6 | 4 | 6 | 6 | 9 | 7 | 6 | 5 | 7 |
| Flavours | - | 6 | (2) | 7 | 2 | (4) | (6) | 4 | - | (2) |
| **Total** | **6** | **6** | **3** | **6** | **5** | **6** | **4** | **5** | **3** | **5** |
| **Revenue per region** | | | | | | | | | | |
| Europe | 1,506 | 1,373 | 1,328 | 1,416 | 5,623 | 1,414 | 1,274 | 1,311 | 1,407 | 5,406 |
| North America | 963 | 963 | 883 | 910 | 3,719 | 943 | 974 | 957 | 952 | 3,826 |
| Latin America | 292 | 316 | 307 | 298 | 1,213 | 252 | 312 | 313 | 268 | 1,145 |
| Asia-Pacific | 593 | 611 | 587 | 609 | 2,400 | 590 | 568 | 547 | 594 | 2,299 |
| Rest of the world | 149 | 165 | 172 | 195 | 681 | 155 | 147 | 154 | 157 | 613 |
| **Total** | **3,503** | **3,428** | **3,277** | **3,428** | **13,636** | **3,354** | **3,275** | **3,282** | **3,378** | **13,289** |
| **Organic growth per region (%)** | | | | | | | | | | |
| Europe | 7 | 7 | 1 | 1 | 4 | 3 | (3) | 4 | 3 | 2 |
| North America | 4 | 2 | - | 5 | 3 | 6 | 8 | 1 | - | 4 |
| Latin America | 18 | 4 | 5 | 20 | 11 | 5 | 18 | 14 | - | 10 |
| Asia-Pacific | 4 | 11 | 11 | 7 | 8 | 13 | 8 | 10 | 8 | 10 |
| Rest of the world | (3) | 14 | 13 | 26 | 12 | 7 | 4 | (3) | 7 | 4 |
| **Total** | **6** | **6** | **3** | **6** | **5** | **6** | **4** | **5** | **3** | **5** |
| **EBITDA before special items** | | | | | | | | | | |
| Ingredients | 690 | 619 | 546 | 661 | 2,516 | 666 | 579 | 526 | 584 | 2,355 |
| Sugar | 265 | 245 | 171 | 267 | 948 | 298 | 321 | 334 | 366 | 1,319 |
| Unallocated | (35) | (38) | (40) | (41) | (154) | (37) | (34) | (38) | (63) | (172) |
| **Subtotal** | **920** | **826** | **677** | **887** | **3,310** | **927** | **866** | **822** | **887** | **3,502** |
| Share-based payments | 56 | (38) | (6) | 9 | 21 | (55) | (9) | (84) | (65) | (213) |
| **Total** | **976** | **788** | **671** | **896** | **3,331** | **872** | **857** | **738** | **822** | **3,289** |
| **EBITDA margin (%)** | | | | | | | | | | |
| Ingredients | 19.7 | 18.1 | 16.7 | 19.3 | 18.5 | 19.9 | 17.7 | 16.0 | 17.3 | 17.7 |
| Sugar | 14.3 | 13.8 | 10.8 | 15.0 | 13.6 | 15.9 | 15.9 | 17.1 | 18.0 | 16.7 |
| **Total** | **18.5** | **15.3** | **14.0** | **17.4** | **16.4** | **16.9** | **16.4** | **14.2** | **15.4** | **15.7** |
| **Operating profit before special items** | | | | | | | | | | |
| Bio Ingredients | 227 | 205 | 153 | 187 | 772 | 120 | 179 | 163 | 170 | 632 |
| Texturants & Sweeteners | 247 | 213 | 215 | 274 | 949 | 302 | 234 | 182 | 243 | 961 |
| Flavours | 44 | 29 | 10 | 29 | 112 | 41 | 12 | 2 | 32 | 87 |
| Central R&D | (7) | (9) | (12) | (9) | (37) | (8) | (10) | (9) | (9) | (36) |
| **Ingredients** | **511** | **438** | **366** | **481** | **1,796** | **455** | **415** | **338** | **436** | **1,644** |
| Sugar | 175 | 155 | 80 | 171 | 581 | 198 | 221 | 235 | 244 | 898 |
| Unallocated | (38) | (38) | (41) | (42) | (159) | (40) | (38) | (43) | (49) | (170) |
| **Subtotal** | **648** | **555** | **405** | **610** | **2,218** | **613** | **598** | **530** | **631** | **2,372** |
| Share-based payments | 56 | (38) | (6) | 9 | 21 | (55) | (9) | (84) | (65) | (213) |
| **Total** | **704** | **517** | **399** | **619** | **2,239** | **558** | **589** | **446** | **566** | **2,159** |
| **EBIT margin (%)** | | | | | | | | | | |
| Bio Ingredients | 17.2 | 15.3 | 11.9 | 14.7 | 14.8 | 9.8 | 13.9 | 12.6 | 13.3 | 12.4 |
| Texturants & Sweeteners | 13.9 | 12.5 | 13.0 | 15.5 | 13.8 | 17.7 | 14.4 | 11.2 | 14.1 | 14.4 |
| Flavours | 10.5 | 7.4 | 2.8 | 7.3 | 7.2 | 9.7 | 3.2 | 0.5 | 8.3 | 5.6 |
| **Ingredients** | **14.6** | **12.8** | **11.2** | **14.0** | **13.2** | **13.6** | **12.7** | **10.3** | **12.9** | **12.4** |
| Sugar | 9.5 | 8.7 | 5.0 | 9.6 | 8.3 | 10.6 | 11.0 | 12.0 | 12.0 | 11.4 |
| **Total** | **13.3** | **10.1** | **8.3** | **12.0** | **11.0** | **10.8** | **11.3** | **8.6** | **10.6** | **10.3** |
| **Special items** | | | | | | | | | | |
| Ingredients | (16) | (69) | (9) | (84) | (178) | (127) | (84) | (70) | (41) | (322) |
| Sugar | - | - | (10) | (2) | (12) | - | - | - | (506) | (506) |
| Unallocated | - | (4) | - | 8 | 4 | 60 | - | - | - | 60 |
| **Total** | **(16)** | **(73)** | **(19)** | **(78)** | **(186)** | **(67)** | **(84)** | **(70)** | **(547)** | **(768)** |

# Contents of Parent Company annual accounts

# Income statement

1 May 2006 - 30 April 2007

## INCOME STATEMENT

| (DKKm) | Note | 2006/07 | 2005/06 |
|---|---|---|---|
| **Revenue** | | **2,893** | 6,803 |
| Cost of sales | 1, 2, 3 | (2,002) | (5,141) |
| **Gross profit** | | **891** | 1,662 |
| Research and development expenses | 2, 3 | (184) | (321) |
| Distribution and sales expenses | 2, 3 | (509) | (667) |
| Administrative expenses | 2, 3, 4 | (283) | (436) |
| Other operating income | | 18 | 44 |
| Other operating expenses | 2, 3 | (7) | (3) |
| Share-based payments | 5 | 16 | (116) |
| **Operating profit before special items** | | **(58)** | 163 |
| Special items | 3, 6 | (31) | (281) |
| **Operating profit** | | **(89)** | (118) |
| Income from investments in subsidiaries | 7 | 170 | 773 |
| Financial income | 8 | 713 | 689 |
| Financial expenses | 8 | (933) | (1,042) |
| **Profit before tax** | | **(139)** | 302 |
| Income tax expense | 9 | 67 | 152 |
| **Profit for the year** | | **(72)** | **454** |
| **Distribution of profit for the year** | | | |
| Equity holders of the parent | | (72) | 454 |
| | | **(72)** | **454** |

The Board of Directors proposes that a dividend for the year of DKK 7.50 per share (2005/06 DKK 6.75 per share) be adopted at the Annual General Meeting.

# Balance sheet

## ASSETS

| (DKKm) | Note | 30 April 2007 | 30 April 2006 |
|---|---|---|---|
| **NON-CURRENT ASSETS** | | | |
| **Intangible assets** | 10 | | |
| Goodwill | | 473 | 538 |
| Other intangible assets | | 348 | 438 |
| **Total** | | **821** | **976** |
| **Property, plant and equipment** | 11 | | |
| Land and buildings | | 602 | 949 |
| Plant and machinery | | 443 | 1,286 |
| Fixtures, fittings, tools and equipment | | 101 | 142 |
| Prepayments and assets under construction | | 100 | 80 |
| **Total** | | **1,246** | **2,457** |
| **Financial assets** | | | |
| Investments in subsidiaries | 12 | 14,570 | 16,867 |
| Investments in associates | 12 | 7 | 7 |
| Other investments and securities | 12 | 80 | 72 |
| Receivables from subsidiaries | | 3,816 | 4,223 |
| Other receivables | 14 | 1 | - |
| **Total** | | **18,474** | **21,169** |
| **Total non-current assets** | | **20,541** | **24,602** |
| **CURRENT ASSETS** | | | |
| **Inventories** | 15 | | |
| Raw materials and consumables | | 135 | 222 |
| Work in progress | | 94 | 121 |
| Finished goods and goods for resale | | 204 | 1,132 |
| Prepayments for goods | | - | 1 |
| **Total** | | **433** | **1,476** |
| **Receivables** | | | |
| Trade receivables | | 257 | 621 |
| Receivables from subsidiaries | | 8,228 | 4,133 |
| Corporation tax | 19 | 85 | - |
| Other receivables | 14 | 295 | 542 |
| Prepayments | | 11 | 15 |
| **Total** | | **8,876** | **5,311** |
| Cash and cash equivalents | | 18 | 8 |
| **Total current assets** | | **9,327** | **6,795** |
| **Total assets** | | **29,868** | **31,397** |

## EQUITY AND LIABILITIES

| (DKKm) | Note | 30 April 2007 | 30 April 2006 |
|---|---|---|---|
| **EQUITY** | 21 | | |
| Share capital | | 979 | 978 |
| Other reserves | | 280 | 361 |
| Retained earnings | | 7,894 | 8,302 |
| **Total equity** | | **9,153** | **9,641** |
| **LIABILITIES** | 16 | | |
| **Non-current liabilities** | | | |
| Mortgage debt | | 26 | 190 |
| Other credit institutions | | 6,080 | 5,225 |
| Finance lease obligations | 17 | - | 3 |
| Other payables | 20 | 11 | 38 |
| Deferred tax liabilities | 13 | 315 | 565 |
| Other provisions | 18 | 43 | 136 |
| **Total** | | **6,475** | **6,157** |
| **Current liabilities** | | | |
| Mortgage debt | | 3 | 16 |
| Other credit institutions | | 6,131 | 8,001 |
| Finance lease obligations | 17 | - | 1 |
| Trade payables | | 132 | 287 |
| Payables to subsidiaries | | 7,604 | 6,441 |
| Corporation tax | 19 | - | 26 |
| Other payables | 20 | 356 | 717 |
| Deferred income | | 4 | 39 |
| Other provisions | 18 | 10 | 71 |
| **Total** | | **14,240** | **15,599** |
| **Total liabilities** | | **20,715** | **21,756** |
| **Total equity and liabilities** | | **29,868** | **31,397** |

# Statement of recognised income and expense

1 May 2006 - 30 April 2007

## STATEMENT OF RECOGNISED INCOME AND EXPENSE

**2006/07**

| (DKKm) | Note | Hedging reserve | Retained earnings | Total |
|---|---|---|---|---|
| Profit for the year | | - | (72) | (72) |
| Hedging of future transactions for the year | | (74) | - | (74) |
| Hedges recycled to the income statement | | (7) | - | (7) |
| Tax on items taken directly to or transferred from equity | 19 | - | 21 | 21 |
| **Net income recognised directly in equity** | | **(81)** | **21** | **(60)** |
| **Total recognised income and expense for the year** | | **(81)** | **(51)** | **(132)** |

**2005/06**

| (DKKm) | Note | Hedging reserve | Retained earnings | Total |
|---|---|---|---|---|
| Profit for the year | | - | 454 | 454 |
| Hedging of future transactions for the year | | 361 | - | 361 |
| Hedges recycled to the income statement | | 1 | - | 1 |
| Tax on items taken directly to or transferred from equity | 19 | - | (95) | (95) |
| Other movements in equity | | - | 6 | 6 |
| **Net income recognised directly in equity** | | **362** | **(89)** | **273** |
| **Total recognised income and expense for the year** | | **362** | **365** | **727** |

# Cash flow statement

1 May 2006 - 30 April 2007

## CASH FLOW STATEMENT

| (DKKm) | Note | 2006/07 | 2005/06 |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Operating profit before special items from continuing operations | | (58) | 163 |
| Depreciation and writedowns | | 182 | 588 |
| Adjustments | 22 | 40 | (239) |
| Share-based payments paid | | (41) | (49) |
| Special items paid | | (11) | (19) |
| Change in working capital | 23 | (252) | 244 |
| Income from other investments and securities | | 1 | 10 |
| Interest received | | 181 | 684 |
| Interest paid | | (375) | (1,039) |
| Corporation tax paid | 19 | (92) | (3) |
| **Cash flow from operating activities** | | **(425)** | **340** |
| **Cash flow from investing activities** | | | |
| Transfer to Danisco Sugar A/S | 25 | 1,160 | - |
| Capital contributions and acquisition of subsidiaries | | (1,331) | (1,183) |
| Capital decrease and disposal of subsidiaries | | - | 90 |
| Dividends from subsidiaries | | 196 | 3,580 |
| Change in receivables from and payables to subsidiaries | | (2,425) | (1,571) |
| Purchase of property, plant and equipment | | (187) | (229) |
| Sale of property, plant and equipment | | 12 | 20 |
| Purchase of intangible assets | | (11) | (100) |
| Sale of intangible assets | | 4 | 21 |
| Sale of financial assets | | (17) | (1) |
| **Cash flow from investing activities** | | **(2,599)** | **627** |
| **Free cash flow** | | **(3,024)** | **967** |
| **Cash flow from financing activities** | | | |
| Change in financial liabilities | 24 | 3,404 | (586) |
| Acquisition of treasury shares | | (123) | (52) |
| Sale of treasury shares | | 87 | - |
| Dividends paid | | (328) | (330) |
| **Cash flow from financing activities** | | **3,040** | **(968)** |
| **Decrease/increase in cash and cash equivalents** | | **16** | **(1)** |
| Cash and cash equivalents at 1 May | | 8 | 9 |
| Transfer to Danisco Sugar A/S | 25 | (6) | - |
| **Cash and cash equivalents at 30 April** | | **18** | **8** |

# Notes to the income statement

## 1 COST OF SALES

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Writedowns of inventories | - | (2) |
| Reversed writedowns of inventories | - | - |

## 2 EMPLOYEE EXPENSES AND STATISTICS

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Employee expenses** | | |
| Wages and salaries | (607) | (866) |
| Defined contribution plans | (59) | (74) |
| Social security expenses, etc. | (7) | (18) |
| Share-based payments | 16 | (116) |
| **Total** | **(657)** | **(1,074)** |

See note 26 for information on share-based payments.
See note 39 for the Group for information on remuneration of management.

| | 2006/07 | 2005/06 |
|---|---|---|
| **Employee statistics** | | |
| Average number of employees | 1,486 | 2,302 |
| Number of employees at 30 April | 1,488 | 2,264 |
| Female | 653 | 785 |
| Male | 835 | 1,479 |
| **Total** | **1,488** | **2,264** |
| Full-time employees | 1,459 | 2,206 |
| Part-time employees | 29 | 58 |
| **Total** | **1,488** | **2,264** |
| Denmark | 1,488 | 2,264 |
| **Total** | **1,488** | **2,264** |

## 3 DEPRECIATION, WRITEDOWNS AND AMORTISATION

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Depreciation, writedowns and amortisation for the year included in the costs below** | | |
| Cost of sales | (92) | (247) |
| Research and development expenses | (17) | (34) |
| Distribution and sales expenses | (39) | (35) |
| Administrative expenses | (34) | (42) |
| Other operating income and expenses | - | 10 |
| Special items | - | (240) |
| Total | (182) | (588) |

## 4 FEES FOR AUDITORS ELECTED AT THE ANNUAL GENERAL MEETING

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Deloitte** | | |
| Audit fee | (5) | (5) |
| Other fees | (4) | (6) |

Other fees comprised accounting assistance including assistance in the purchase of companies, tax assistance related to local tax returns and tax advisory services.

## 5 SHARE-BASED PAYMENTS BY FUNCTIONS

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Cost of sales | - | (7) |
| Research and development expenses | 2 | (11) |
| Distribution and sales expenses | 2 | (18) |
| Administrative expenses | 5 | (45) |
| Other operating expenses | 7 | (35) |
| Total | 16 | (116) |

## 6 SPECIAL ITEMS

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Restructuring costs in the Ingredients business | (25) | - |
| Integration and restructuring costs relating to acquisitions | (6) | (19) |
| Writedown of property, plant and equipment in the Sugar business | - | (239) |
| Provision for closing of production in the Sugar business | - | (83) |
| Reversal of provision for divested business | - | 60 |
| Total | (31) | (281) |

## 7 INCOME FROM INVESTMENTS IN SUBSIDIARIES

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Dividends from subsidiaries | 196 | 3,580 |
| Writedown of investments in subsidiaries, etc. | (26) | (2,807) |
| Total | 170 | 773 |

## 8 FINANCIAL INCOME AND EXPENSES

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Financial income** | | |
| Financial income from subsidiaries | 531 | 392 |
| Financial income from bank deposits | 18 | 18 |
| Financial income related to other receivables | - | 6 |
| Income from other investments and securities | 1 | 10 |
| Exchange gains | 163 | 263 |
| Total | 713 | 689 |
| **Financial expenses** | | |
| Financial expenses relating to subsidiaries | (283) | (183) |
| Financial expenses relating to credit institutions | (500) | (507) |
| Loss on other investments and securities | (5) | - |
| Exchange losses | (145) | (352) |
| Total | (933) | (1,042) |

## 8 FINANCIAL INCOME AND EXPENSES (CONTINUED)

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Net gain or loss on categories of financial assets and liabilities as defined in IAS 39** | | |
| Writedowns | (4) | (5) |
| **Financial assets at fair value in the income statement** | **(4)** | **(5)** |
| Fair value adjustments on derivative financial instruments | 1 | (134) |
| **Derivative financial instruments** | **1** | **(134)** |
| Realised gain on sale | - | 14 |
| **Available-for-sale financial assets** | **-** | **14** |
| Net interest income and expenses | 529 | 396 |
| Net fee income and expenses | 2 | 2 |
| Net foreign exchange gains/losses | (493) | 168 |
| **Loans and receivables** | **38** | **566** |
| Net interest income and expenses | (763) | (656) |
| Net fee income and expenses | (1) | (1) |
| Net foreign exchange gains/losses | 509 | (137) |
| **Financial liabilities measured at amortised cost** | **(255)** | **(794)** |
| **Total** | **(220)** | **(353)** |

## 9 INCOME TAX EXPENSE

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Current tax on profit for the year from continuing operations | 19 | 65 |
| Change in deferred tax | 60 | 82 |
| Other taxes, exchange adjustment, etc. | - | (6) |
| Adjustment of tax for previous years | (12) | 11 |
| **Total** | **67** | **152** |
| **Reconciliation of tax rate before profit/loss from subsidiaries and associates (%)** | | |
| Danish corporation tax rate | 28 | 28 |
| Change in tax rate* | - | 8 |
| Non-taxable income and non-deductible expenses | (2) | (3) |
| Other, including adjustment to previous years | (4) | (1) |
| **Effective tax rate** | **22** | **32** |

* Change in tax rate in 2005/06 in Denmark.

# Notes to the balance sheet

## 10 INTANGIBLE ASSETS

| (DKKm) | Goodwill* | Software | Patents, rights and licenses | Intangible assets under construction | Total |
|---|---|---|---|---|---|
| Cost at 1 May 2006 | 538 | 256 | 397 | 8 | 1,199 |
| Transfer to Danisco Sugar A/S | (65) | (74) | (31) | - | (170) |
| Additions | - | - | 2 | 9 | 11 |
| Disposals | - | - | (7) | - | (7) |
| Transferred to (from) other items | - | 9 | - | (9) | - |
| **Cost at 30 April 2007** | **473** | **191** | **361** | **8** | **1,033** |
| Amortisation at 1 May 2006 | - | (174) | (49) | - | (223) |
| Transfer to Danisco Sugar A/S | - | 65 | - | - | 65 |
| Amortisation for the year | - | (37) | (17) | - | (54) |
| **Amortisation at 30 April 2007** | - | **(146)** | **(66)** | - | **(212)** |
| **Carrying amount at 30 April 2007** | **473** | **45** | **295** | **8** | **821** |

| (DKKm) | Goodwill* | Software | Patents, rights and licenses | Intangible assets under construction | Total |
|---|---|---|---|---|---|
| Cost at 1 May 2005 | 453 | 230 | 287 | 118 | 1,088 |
| Fair value adjustments due to acquisitions | 30 | - | - | - | 30 |
| Additions | 55 | 6 | 31 | 12 | 104 |
| Disposals | - | (1) | (22) | - | (23) |
| Transferred to (from) other items | - | 21 | 101 | (122) | - |
| **Cost at 30 April 2006** | **538** | **256** | **397** | **8** | **1,199** |
| Amortisation at 1 May 2005 | - | (138) | (18) | - | (156) |
| Amortisation of disposals during the year | - | 1 | - | - | 1 |
| Amortisation for the year | - | (37) | (26) | - | (63) |
| Fair value adjustments | - | - | (5) | - | (5) |
| **Amortisation at 30 April 2006** | - | **(174)** | **(49)** | - | **(223)** |
| **Carrying amount at 30 April 2006** | **538** | **82** | **348** | **8** | **976** |

* For information regarding impairment tests see note 12 for the Group.

## 11 PROPERTY, PLANT AND EQUIPMENT

| (DKKm) | Land and buildings | Plant and machinery | Fixtures, fittings, tools and equipment | Prepayments and assets under construction | Total |
|---|---|---|---|---|---|
| Cost at 1 May 2006 | 1,978 | 3,895 | 554 | 80 | 6,507 |
| Transfer to Danisco Sugar A/S | (883) | (2,673) | (160) | (13) | (3,729) |
| Additions | - | - | - | 187 | 187 |
| Disposals | (10) | (36) | (36) | - | (82) |
| Transferred to (from) other items | 49 | 60 | 45 | (154) | - |
| **Cost at 30 April 2007** | **1,134** | **1,246** | **403** | **100** | **2,883** |
| Depreciation and writedowns at 1 May 2006 | (1,029) | (2,609) | (412) | - | (4,050) |
| Transfer to Danisco Sugar A/S | 509 | 1,838 | 122 | - | 2,469 |
| Depreciation of disposals during the year | 10 | 31 | 31 | - | 72 |
| Depreciation for the year | (22) | (63) | (43) | - | (128) |
| **Depreciation and writedowns at 30 April 2007** | **(532)** | **(803)** | **(302)** | **-** | **(1,637)** |
| **Carrying amount at 30 April 2007** | **602** | **443** | **101** | **100** | **1,246** |
| Carrying amount of leased assets | - | - | - | - | - |

| (DKKm) | Land and buildings | Plant and machinery | Fixtures, fittings, tools and equipment | Prepayments and assets under construction | Total |
|---|---|---|---|---|---|
| Cost at 1 May 2005 | 1,941 | 3,809 | 516 | 83 | 6,349 |
| Additions | 44 | 85 | 53 | 43 | 225 |
| Disposals | (17) | (30) | (18) | (2) | (67) |
| Transferred to (from) other items | 10 | 31 | 3 | (44) | - |
| **Cost at 30 April 2006** | **1,978** | **3,895** | **554** | **80** | **6,507** |
| Depreciation and writedowns at 1 May 2005 | (953) | (2,253) | (370) | - | (3,576) |
| Depreciation of disposals during the year | 11 | 25 | 14 | - | 50 |
| Depreciation for the year | (45) | (184) | (56) | - | (285) |
| Writedowns for the year | (42) | (197) | - | - | (239) |
| **Depreciation and writedowns at 30 April 2006** | **(1,029)** | **(2,609)** | **(412)** | **-** | **(4,050)** |
| **Carrying amount at 30 April 2006** | **949** | **1,286** | **142** | **80** | **2,457** |
| Carrying amount of leased assets | - | - | 13 | - | 13 |

Danisco A/S changed the accounting estimates in 2005/06 for residual value for buildings and profit for the year was positively affected by DKK 16 million before tax.

## 11 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Information on non-current assets** | | |
| Financial liabilities with pledges in property, plant and equipment | 29 | 206 |
| Carrying amount of pledged assets | 203 | 562 |
| Contractual obligations to property, plant and equipment | - | - |
| Intercompany pledges | - | - |

## 12 FINANCIAL ASSETS

| (DKKm) | Investments in subsidiaries | Investments in associates | Other investments and securities |
|---|---|---|---|
| Cost at 1 May 2006 | 16,867 | 7 | 97 |
| Transfer to Danisco Sugar A/S | (3,549) | - | - |
| Additions | 1,331 | - | 13 |
| Writedowns | (79) | - | - |
| Disposals | - | - | (1) |
| **Cost at 30 April 2007** | **14,570** | **7** | **109** |
| Changes at 1 May 2006 | - | - | (25) |
| Other | - | - | (4) |
| **Changes at 30 April 2007** | **-** | **-** | **(29)** |
| **Carrying amount at 30 April 2007** | **14,570** | **7** | **80** |

| (DKKm) | Investments in subsidiaries | Investments in associates | Other investments and securities |
|---|---|---|---|
| Cost at 1 May 2005 | 17,495 | 37 | 100 |
| Fair value adjustments due to acquisitions | - | (30) | - |
| Merger with A/S PSE 38 no. 2024 | 1,067 | - | - |
| Additions | 1,183 | - | 7 |
| Writedowns | (2,788) | - | - |
| Disposals | (90) | - | (10) |
| **Cost at 30 April 2006** | **16,867** | **7** | **97** |
| Changes at 1 May 2005 | - | - | (18) |
| Other | - | - | (7) |
| **Changes at 30 April 2006** | **-** | **-** | **(25)** |
| **Carrying amount at 30 April 2006** | **16,867** | **7** | **72** |

Investments in associates comprise Danisco Organo Food Tech. Co., Ltd. See note 14 for the Group for information about ownership etc.

Writedowns are recognised in Income from investments in subsidiaries, please see note 7.

**2006/07**
Writedown of investments is primarily due to dividends distributed by subsidiaries.

**2005/06**
Writedown of investments is primarily due to extraordinary dividend distributed by Danisco Finland Oy and writedown of goodwill in Danisco Sugar Oy.

## 13 DEFERRED TAX ASSETS AND TAX LIABILITIES

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| Deferred tax at 1 May | 565 | 646 |
| Transfer to Danisco Sugar A/S | (181) | - |
| Adjustments to deferred tax at 1 May | (9) | 1 |
| Change in deferred tax recognised in income statement | (60) | (82) |
| **Deferred tax at 30 April** | 315 | 565 |
| **Deferred tax recognised in the balance sheet** | | |
| Deferred tax assets | - | - |
| Deferred tax liabilities | 315 | 565 |
| **Total** | 315 | 565 |
| **Specification of deferred tax** | | |
| Intangible assets | 207 | 225 |
| Property, plant and equipment | 103 | 304 |
| Current assets | 11 | 27 |
| Short-term debt | (10) | (31) |
| Other long-term debt | 52 | 40 |
| Tax losses carried forward | (48) | - |
| **Total** | 315 | 565 |
| Changes in deferred tax, with the exception of tax on transactions recognised in equity, are recognised in the income statement. | | |
| **Deferred tax assets not recognised in the balance sheet** | | |
| Tax losses carried forward | - | - |
| **Deferred tax liabilities not recognised in the balance sheet** | | |
| Temporary differences concerning investments in subsidiaries and associates | 138 | 125 |

Deferred tax liabilities in respect of the above are not recognised as Danisco A/S is able to control whether the liability will be realised and it is deemed likely that the liability will not be realised within the foreseeable future.

## 14 OTHER RECEIVABLES

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| Non-current | | |
| Other | 1 | - |
| **Total** | **1** | **-** |
| Current | | |
| Sugar restitutions | - | 107 |
| VAT | - | 16 |
| Derivative financial instruments | 263 | 379 |
| Other | 32 | 40 |
| **Total** | **295** | **542** |

## 15 INVENTORIES

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| Inventories recognised at net realisable value | 12 | 13 |
| Inventories pledged as security for debt | - | - |

## 16 MATURITY ANALYSIS OF FINANCIAL LIABILITIES

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Remaining contractual maturities** | | |
| Within 1 year | 13,874 | 14,765 |
| Between 2 and 5 years | 1,182 | 5,299 |
| Over 5 years | 4,924 | 116 |
| **Total** | **19,980** | **20,180** |

## 17 FINANCE LEASE OBLIGATIONS

All leasing obligations are usually subject to a fixed repayment scheme and none of the agreements contain provisions on conditional leasing services apart from provisions on indexation based on public indexes.

| (DKKm) | 30 April 2007 | | 30 April 2006 | |
|---|---|---|---|---|
| | Minimum lease payments | Present value of minimum lease payments | Minimum lease payments | Present value of minimum lease payments |
| **Maturity of finance lease obligations** | | | | |
| Within 1 year | - | - | 1 | 1 |
| Between 2 and 5 years | - | - | 4 | 3 |
| Over 5 years | - | - | - | - |
| **Total** | - | - | 5 | 4 |
| Finance charge for future expenditure | - | | 1 | |
| **Total** | - | | 4 | |

The fair market value of fixed-rate leasing obligations, calculated at the present value of future repayments and interest payments by applying the present market interest rate as the discounting factor, does not differ significantly from the calculated present value of the minimum leasing services.

## 18 OTHER PROVISIONS

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| Other provisions at 1 May | 207 | 154 |
| Transfer to Danisco Sugar A/S | (108) | - |
| Provisions for the year | - | 117 |
| Provisions reversed | (6) | (63) |
| Provisions utilised during the year | (40) | (1) |
| **Other provisions at 30 April** | 53 | 207 |
| **Analysed by** | | |
| Non-current liabilities | 43 | 136 |
| Current liabilities | 10 | 71 |
| **Total** | 53 | 207 |

Other provisions include obligations to management and employees and pending litigation.

## 19 CORPORATION TAX

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| Corporation tax payable at 1 May | 26 | 10 |
| Adjustment concerning previous years | 21 | (11) |
| Tax on changes in equity | (21) | 95 |
| Current tax on profit for the year | (19) | (65) |
| Tax paid during the year | (92) | (3) |
| **Corporation tax payable at 30 April** | (85) | 26 |
| **Corporation tax payable is recognised in the balance sheet as follows** | | |
| Corporation tax (assets) | (85) | - |
| Corporation tax (liabilities) | - | 26 |
| **Total** | (85) | 26 |

## 20 OTHER PAYABLES

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Non-current other payables** | | |
| Share-based payments | 11 | 38 |
| **Total** | 11 | 38 |
| **Current other payables** | | |
| Production and absorption levies | 1 | 193 |
| Wages, salaries, holiday pay, etc. | 102 | 156 |
| Share-based payments | 48 | 85 |
| VAT and other taxes | 27 | 50 |
| Other items | 178 | 233 |
| **Total** | 356 | 717 |

## 21 CHANGES IN EQUITY

| (DKKm) | Share capital | Hedging reserve | Retained earnings | Total |
|---|---|---|---|---|
| Equity at 1 May 2006 | 978 | 361 | 8,302 | 9,641 |
| Total recognised income and expense for the year | - | (81) | (51) | (132) |
| Dividends paid | - | - | (328) | (328) |
| Capital increase | 1 | - | - | 1 |
| Equity-settled share-based payments | - | - | 7 | 7 |
| Acquisition of treasury shares | - | - | (123) | (123) |
| Sale of treasury shares | - | - | 87 | 87 |
| **Total change in equity** | 1 | (81) | (408) | (488) |
| **Equity at 30 April 2007** | 979 | 280 | 7,894 | 9,153 |

| (DKKm) | Share capital | Hedging reserve | Retained earnings | Total |
|---|---|---|---|---|
| Equity at 1 May 2005 | 994 | (1) | 9,051 | 10,044 |
| Merger with A/S PSE 38 no. 2024* | - | - | (748) | (748) |
| | 994 | (1) | 8,303 | 9,296 |
| Total recognised income and expense for the year | - | 362 | 365 | 727 |
| Reduction of share capital through cancellation of treasury shares | (16) | - | 16 | - |
| Dividends paid | - | - | (330) | (330) |
| Acquisition of treasury shares | - | - | (52) | (52) |
| **Total change in equity** | (16) | 362 | (1) | 345 |
| **Equity at 30 April 2006** | 978 | 361 | 8,302 | 9,641 |

* At 1 May 2005, Danisco A/S merged with the subsidiary A/S PSE 38 no. 2024.The merger was a step in the Group structure adjustment in connection with the acquisition of Genencor International Inc.

The Board of Directors proposes that a dividend for the year of DKK 7.50 per share (2005/06 DKK 6.75 per share) be adopted at the Annual General Meeting. No dividend is distributed on treasury shares.

For information regarding share capital see note 23 for the Group.

# Notes to the cash flow statement

## 22 ADJUSTMENTS TO THE CASH FLOW STATEMENT

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Profit/loss on disposal of property, plant and equipment | - | (3) |
| Other provisions | (47) | 54 |
| Share-based payments recognised in the income statement | (16) | 116 |
| Share-based payments non-cash | 57 | (70) |
| Special items non-cash | (20) | (262) |
| Other non-cash adjustments recognised in the income statement | 66 | (74) |
| **Total** | **40** | **(239)** |

## 23 CHANGE IN WORKING CAPITAL

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Change in inventories | 4 | 86 |
| Change in receivables | - | 23 |
| Change in payables | (256) | 135 |
| **Total** | **(252)** | **244** |

## 24 CHANGE IN NET INTEREST-BEARING DEBT

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Net interest-bearing debt at 1 May | 11,705 | 12,008 |
| Transfer to Danisco Sugar A/S | (4,593) | - |
| Merger with A/S PSE 38 no. 2024 | - | 1,815 |
| Change in net intercompany balances | (2,425) | (1,571) |
| Change in financial liabilities | 3,404 | (586) |
| Change in cash and cash equivalents | (16) | 1 |
| Reversal of change in non-interest-bearing financial liabilities | 1 | 11 |
| Other movements | 3 | 27 |
| **Net interest-bearing debt at 30 April** | **8,079** | **11,705** |

## 25 TRANSFER TO DANISCO SUGAR A/S

Danisco A/S' sugar activities were previously performed through independent companies in all countries involved, except Denmark. To improve cohesion and further strengthen the profile and communication under the new market conditions in the EU, all sugar activities were in September 2006 transferred to a separate legal entity, Danisco Sugar A/S, that remains 100% owned by Danisco A/S. The changes have accounting effect from 1 May 2006.

Following best practice under IFRS the transfer of assets and liabilities was made at audited carrying values as at 30 April 2006, as recognised in Danisco A/S's audited Annual Report. The transfer was not subject to tax (tax succession was applied) in accordance with § 15 c (1) of the Danish Merger Tax Act.

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| Goodwill | 65 | - |
| Intangible assets | 40 | - |
| Property, plant and equipment | 1,260 | - |
| Investment in subsidiaries | 3,549 | - |
| Inventories | 1,039 | - |
| Receivables | 808 | - |
| Cash and cash equivalents | 6 | - |
| Other provisions | (108) | - |
| Current liabilities | (5,318) | - |
| Deferred tax (liabilities) | (181) | - |
| **Carrying amount of transferred net assets** | 1,160 | - |
| Cash and cash equivalents disposed of, cf. above | (6) | - |
| **Cash flow effect** | 1,154 | - |

## 26 SHARE-BASED PAYMENTS

The purpose of Danisco A/S' share-based programmes is to motivate and retain employees and management and to encourage common goals for employees, management and shareholders. See note on share-based payments for the Group for information about the programmes.

In the financial year, a total of DKK 16 million was recorded as income (2005/06 expense of DKK 116 million). For cash-settled programmes, DKK 23 million was recorded as income, while for equity-settled programmes DKK 7 million was expensed. For cash-settled programmes, the accrued provision was DKK 59 million (2005/06 DKK 123 million), and the unaccrued provision computed according to the Black-Scholes model was DKK 63 million (2005/06 DKK 150 million). For equity-settled programmes, a total amount of DKK 7 million was recognised in the income statement, corresponding to 42% of the total amount expected to be expensed over the vesting period.

### CASH-SETTLED PROGRAMMES

| Number | Executive Board | Managerial staff | Other employees | Total |
|---|---|---|---|---|
| **Granted 2002/03, strike price 299** | | | | |
| Outstanding 1 May 2006 | - | - | 90,382 | 90,382 |
| Transfer to Danisco Sugar A/S | - | - | (20,775) | (20,775) |
| Forfeited and transferred | - | - | (622) | (622) |
| Exercised | - | - | (23,853) | (23,853) |
| **Outstanding 30 April 2007** | - | - | **45,132** | **45,132** |
| Accrued liability, DKKm | - | - | 7 | 7 |
| Total liability, DKKm | - | - | 7 | 7 |
| Remaining contractual life, years | - | - | 0.3 | 0.3 |
| **Granted 2003/04, strike price 264** | | | | |
| Outstanding 1 May 2006 | 154,023 | 158,450 | 4,000 | 316,473 |
| Transfer to Danisco Sugar A/S | - | (34,450) | - | (34,450) |
| Forfeited and transferred | (62,069) | (11,750) | 71,819 | (2,000) |
| Exercised | (91,954) | (75,350) | (4,750) | (172,054) |
| **Outstanding 30 April 2007** | - | **36,900** | **71,069** | **107,969** |
| Accrued liability, DKKm | - | 7 | 13 | 20 |
| Total liability, DKKm | - | 7 | 13 | 20 |
| Remaining contractual life, years | - | 2.0 | 2.0 | 2.0 |
| **Granted 2004/05, strike price 330** | | | | |
| Outstanding 1 May 2006 | 80,000 | 88,500 | 12,000 | 180,500 |
| Transfer to Danisco Sugar A/S | - | (18,000) | - | (18,000) |
| Forfeited and transferred | (32,000) | (3,500) | 34,000 | (1,500) |
| **Outstanding 30 April 2007** | **48,000** | **67,000** | **46,000** | **161,000** |
| Accrued liability, DKKm | 6 | 8 | 6 | 20 |
| Total liability, DKKm | 6 | 8 | 6 | 20 |
| Remaining contractual life, years | 3.0 | 3.0 | 3.0 | 3.0 |

## 26 SHARE-BASED PAYMENTS (CONTINUED)

| Number | Executive Board | Managerial staff | Other employees | Total |
|---|---|---|---|---|
| **Granted 2005/06, strike price 457** | | | | |
| Outstanding 1 May 2006 | 130,000 | 153,750 | - | 283,750 |
| Transfer to Danisco Sugar A/S | - | (23,750) | - | (23,750) |
| Forfeited and transferred | (50,000) | (7,500) | 57,500 | - |
| **Outstanding 30 April 2007** | **80,000** | **122,500** | **57,500** | **260,000** |
| Accrued liability, DKKm | 3 | 4 | 2 | 9 |
| Total liability, DKKm | 4 | 6 | 3 | 13 |
| Remaining contractual life, years | 4.0 | 4.0 | 4.0 | 4.0 |
| **Granted 2005/06, strike price 440** | | | | |
| Outstanding 1 May 2006 | 76,500 | - | - | 76,500 |
| **Outstanding 30 April 2007** | **76,500** | **-** | **-** | **76,500** |
| Accrued liability, DKKm | 3 | - | - | 3 |
| Total liability, DKKm | 3 | - | - | 3 |
| Remaining contractual life, years | 3.1 | - | - | 3.1 |
| EQUITY-SETTLED PROGRAMMES | | | | |
| **Granted 2006/07, strike price 473** | | | | |
| Outstanding 1 May 2006 | 50,000 | - | - | 50,000 |
| Granted | 110,000 | 131,500 | - | 241,500 |
| Forfeited and transferred | (50,000) | (4,500) | 54,500 | - |
| **Outstanding 30 April 2007** | **110,000** | **127,000** | **54,500** | **291,500** |
| Accumulated amount recognised in the income statement, DKKm | 2 | 2 | 3 | 7 |
| Total amount to be recognised in the income statement, DKKm | 6 | 8 | 3 | 17 |
| Remaining contractual life, years | 5.0 | 5.0 | 5.0 | 5.0 |

## 26 SHARE-BASED PAYMENTS (CONTINUED)

**Outstanding contracts at 30 April 2007**

| | Executive Board | | Managerial staff | | Other employees* | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Number | Average strike price | Number | Average strike price | Number | Average strike price | Number | Average strike price |
| Outstanding 1 May 2006 | 490,523 | 383 | 400,700 | 356 | 106,382 | 298 | 997,605 | 365 |
| Transfer to Danisco Sugar A/S | - | - | (76,200) | - | (20,775) | - | (96,975) | - |
| Granted | 110,000 | 473 | 131,500 | 473 | - | - | 241,500 | 473 |
| Forfeited and transferred | (194,069) | 378 | (27,250) | 378 | 217,197 | 378 | (4,122) | 378 |
| Exercised | (91,954) | 264 | (75,350) | 264 | (28,603) | 293 | (195,907) | 268 |
| **Outstanding 30 April 2007** | **314,500** | **439** | **353,400** | **419** | **274,201** | **363** | **942,101** | **409** |
| Exercisable 30 April 2007 | 25,500 | - | 36,900 | - | 116,201 | - | 178,601 | - |
| Average remaining contractual life, years | 4.0 | - | 4.0 | - | 2.6 | - | 3.7 | - |

**Outstanding contracts at 30 April 2006**

| | Executive Board | | Managerial staff | | Other employees* | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Number | Average strike price | Number | Average strike price | Number | Average strike price | Number | Average strike price |
| Outstanding 1 May 2005 | 304,000 | 287 | 193,473 | 291 | 347,107 | 298 | 844,580 | 292 |
| Granted | 256,500 | 470 | 152,250 | 457 | - | - | 408,750 | 466 |
| Forfeited and transferred | (69,977) | 287 | 54,977 | 287 | 14,310 | 287 | (690) | 287 |
| Exercised | - | - | - | - | (255,035) | 299 | (255,035) | 299 |
| **Outstanding 30 April 2006** | **490,523** | **383** | **400,700** | **356** | **106,382** | **298** | **997,605** | **365** |
| Exercisable 30 April 2006 | - | - | - | - | - | - | - | - |
| Average remaining contractual life, years | 4.2 | - | 3.9 | - | 1.5 | - | 3.7 | - |

* Other employees cover non-managerial staff and retired employees.

## 27 CONTINGENT ASSETS AND CONTINGENT LIABILITIES

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Guarantees and other financial commitments** | | |
| Guarantees and other financial commitments | 9 | 279 |
| **Total** | 9 | 279 |
| **Operating lease and rental liabilities** | | |
| Maturity of operating lease and rental liabilities: | | |
| Within 1 year | 2 | 4 |
| Between 2 and 5 years | 3 | 6 |
| Over 5 years | - | - |
| **Total** | 5 | 10 |
| Minimum lease payments recognised in income statement | 8 | 5 |

**Operating lease and rental liabilities**
Danisco A/S solely has leases which by their nature and content do not deviate from ordinary leases. The leases cover buildings, production plants and other equipment, including a water treatment plant.

**Legal proceedings pending**
Certain claims have been raised against Danisco A/S. In the opinion of the management, the outcome of these proceedings will not have any material effect on the financial position of Danisco A/S.

## 28 GOVERNMENT GRANTS

During the financial year Danisco A/S received government grants for research and development of DKK 1 million (2005/06 DKK 1 million) and DKK 0 million (2005/06 DKK 4 million) for other purposes.

Further Danisco A/S was granted quotas of 52,051 tonnes of $CO_2$ allowances. The value at grant date was DKK 2 million, and the quotas match the expected emission tax. In 2006 347,742 tonnes were received at a value at grant date of DKK 36 million.

## 29 RECEIVABLES AND FINANCIAL LIABILITIES MEASURED AT AMORTISED COST

| | 30 April 2007 | | 30 April 2006 | |
|---|---|---|---|---|
| (DKKm) | Carrying amount | Fair value | Carrying amount | Fair value |
| Non-current receivables from subsidiaries | 3,816 | 3,803 | 4,223 | 4,207 |
| Other receivables | 1 | 1 | - | - |
| **Non-current receivables** | **3,817** | **3,804** | **4,223** | **4,207** |
| Mortgage debt | 26 | 25 | 190 | 225 |
| Other credit institutions | 6,080 | 6,081 | 5,225 | 5,228 |
| **Non-current financial liabilities** | **6,106** | **6,106** | **5,415** | **5,453** |

Fair value is calculated as present value of expected future cash flows using the current market interest rates for the different currencies and terms.

## 30 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| FINANCIAL ASSETS (IAS 39) | | |
| **Non-current assets** | | |
| Receivables from subsidiaries | 3,816 | 4,223 |
| Other receivables | 1 | - |
| **Receivables** | **3,817** | **4,223** |
| Other investments and securities (other shareholdings) | 1 | 1 |
| **Available-for-sale financial assets** | **1** | **1** |
| Other investments and securities (venture investments) | 79 | 71 |
| **Fair value recognised in the income statement** | **79** | **71** |
| **Current assets** | | |
| Trade receivables | 257 | 621 |
| Receivables from subsidiaries | 8,228 | 4,133 |
| Cash and cash equivalents | 18 | 8 |
| **Receivables** | **8,503** | **4,762** |
| Other receivables (derivative financial instruments) | 263 | 379 |
| **Held for trading** | **263** | **379** |
| FINANCIAL LIABILITIES (IAS 39) | | |
| **Non-current liabilities** | | |
| Mortgage debt | 26 | 190 |
| Other credit institutions | 6,080 | 5,225 |
| **Financial liabilities measured at amortised cost** | **6,106** | **5,415** |
| **Current liabilities** | | |
| Mortgage debt | 3 | 16 |
| Other credit institutions | 6,131 | 8,001 |
| Trade payables | 132 | 287 |
| Payables to subsidiaries | 7,604 | 6,441 |
| **Financial liabilities measured at amortised cost** | **13,870** | **14,745** |
| Other payables (derivative financial instruments) | 4 | 20 |
| **Held for trading** | **4** | **20** |

## 31 LIQUIDITY AND INTEREST RATE MANAGEMENT

| (DKKm) | 2006/07 | 2005/06 |
|---|---|---|
| **Interest-bearing debt** | | |
| Non-current mortgage and credit institutions debt | 6,106 | 5,415 |
| Current mortgage and credit institutions debt | 6,134 | 8,017 |
| **Gross interest-bearing debt** | 12,240 | 13,432 |
| Other interest-bearing receivables and debt | (4,143) | (1,719) |
| Cash and cash equivalents | (18) | (8) |
| **Net interest-bearing debt** | 8,079 | 11,705 |
| **Maturity profile of committed credit facilities** | | |
| Within 1 year | 51 | 4,195 |
| Between 2 and 5 years | 6,769 | 10,895 |
| Over 5 years | 4,912 | 122 |
| Total | 11,732 | 15,212 |
| **3-month money market rates (%)** | | |
| DKK | 4.22 | 2.96 |
| USD | 5.36 | 5.13 |
| EUR | 4.02 | 2.85 |
| SEK | 3.60 | 2.28 |
| JPY | 0.67 | 0.11 |
| GBP | 5.73 | 4.67 |
| **Interest profile for interest rate swaps (%)** | | |
| Interest rate swap in DKK (nominal value of DKK 3,500 million and fixed interest rate at 3.92%) | 4.08 | 2.82 |
| Interest rate swap in USD (nominal value of USD 600 million and fixed interest rate at 4.47%) | 5.35 | 5.02 |

In addition to committed credit facilities Danisco A/S has access to substantial uncommitted credit facilities. Some of Danisco A/S' committed credit facilities have provisions in respect of creditor approval in case of change of control.

The major part of Danisco A/S' funding – before management of interest rate risk – is obtained at 3-month money market rates with the addition of a margin reflecting Danisco A/S's solid credit rating. Interest rate risk is managed through interest rate swap agreements on which Danisco A/S pays a fixed rate and receives a floating rate. Financial risk management is stated in the Risk management section.

## 32 DERIVATIVE FINANCIAL INSTRUMENTS

| (DKKm) | 30 April 2007 Nominal value | 30 April 2007 Term to maturity, months | 30 April 2007 Fair value | 30 April 2006 Nominal value | 30 April 2006 Term to maturity, months | 30 April 2006 Fair value |
|---|---|---|---|---|---|---|
| **CASH FLOW HEDGES** | | | | | | |
| **Interest rate swaps** | | | | | | |
| DKK | 3,500 | 107 | 123 | 3,500 | 119 | 80 |
| USD | 3,286 | 98 | 122 | 3,571 | 110 | 254 |
| **Total** | **6,786** | 102 | **245** | **7,071** | 114 | **334** |
| **Forward exchange contracts** | | | | | | |
| DKK | (4) | 2 | - | 370 | 4 | - |
| USD | 4 | 2 | - | (382) | 4 | - |
| EUR | - | - | - | 48 | 2 | - |
| SEK | - | - | - | 41 | 1 | - |
| Other | - | - | - | (69) | 3 | - |
| **Total** | - | 2 | - | 8 | 4 | 9 |
| **Futures** | | | | | | |
| Sale of sugar | - | - | - | - | 4 | 3 |
| Purchase of oil | - | - | - | - | 6 | 12 |
| **Total** | - | - | - | - | 6 | 15 |
| **FAIR VALUE HEDGES** | | | | | | |
| **Forward foreign exchange contracts** | | | | | | |
| DKK | (6,085) | 1 | - | (3,068) | 1 | - |
| USD | 217 | 1 | - | (73) | - | - |
| EUR | 4,900 | 1 | - | 3,306 | 1 | - |
| JPY | (205) | 1 | - | (247) | 1 | - |
| SEK | 1,069 | 1 | - | 95 | - | - |
| GBP | 215 | 1 | - | 99 | 1 | - |
| Other | (100) | 1 | - | (114) | 1 | - |
| **Total** | 11 | 1 | 12 | (2) | 1 | (2) |
| **Futures** | | | | | | |
| Export licences and sales contracts | - | - | - | - | 8 | 3 |
| **Total** | - | - | - | - | 8 | 3 |
| **Total derivative financial instruments** | - | - | 257 | - | - | 359 |

The market value of contracts concluded for hedging purposes and which continue to serve as hedging of future transactions is recognised directly in equity. Value adjustment of contracts that do not serve as hedging of future transactions is recognised in the income statement.

Danisco A/S concludes:

- Forward exchange contracts to hedge the exchange risk of future sales or purchases in foreign currencies.
- Interest rate swap contracts to hedge the risk of future increases in floating interest rates.
- Oil and electricity contracts to hedge the risk of future increases in oil and electricity prices.

All contracts have been entered in an active market.

Financial risk management is stated in the Risk management section.

## 33 TRANSACTIONS WITH RELATED PARTIES

Related parties include all subsidiaries and associates. The members of the Board of Directors and the Executive Board of Danisco A/S and the close family members of these persons are also considered as related parties.

| (DKKm) | 30 April 2007 | 30 April 2006 |
|---|---|---|
| **Transactions with subsidiaries** | | |
| Sale of goods | 1,275 | 1,667 |
| Purchase of goods | 725 | 1,822 |
| Purchase and sale of research and development services | 4 | (3) |
| Purchase and sale of distribution and sales services | 2 | (10) |
| Sale of administrative services | 212 | 140 |
| Other operating income | - | 6 |
| Financial income | 531 | 392 |
| Financial expenses | (283) | (183) |
| Purchase and sale of non-current assets | 2 | (2) |
| Trade receivables | 491 | 491 |
| Receivables from subsidiaries | 11,553 | 7,865 |
| Trade payables | 208 | 308 |
| Payables to subsidiaries | 7,396 | 6,133 |

See note 39 for the Group for information on compensation of key management personnel.



# Board of Directors



## 1. ANDERS KNUTSEN

Born 1947
MSc Economics
Chairman of the Board of Directors since 2002
Deputy Chairman 1999-2002
Joined the Board of Directors in 1997
Re-elected 2005, term expires 2007

- Chairman of the Boards of Aikan A/S, Copenhagen Business School and Sonaptic LTD
- Deputy Chairman of the Boards of Fritz Hansen A/S, Hersild & Heggov A/S and Topdanmark A/S
- Director of Augustinus Fabrikker A/S and Katholm Invest A/S

**Contact details:** Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark

**Competencies**

- Board experience from other listed companies, e.g. Topdanmark A/S
- International experience from the business-to-consumer segment, production, sale, branding and service as CEO of Bang & Olufsen in 1991-2001 and now as Deputy Chairman of Fritz Hansen A/S
- Business political competencies as member of the Danish government's Globalisation Council

**Shareholding**

Holding of Danisco shares at 30 April 2007: 1,601
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0

## 2. JØRGEN TANDRUP

Born 1947
MSc Economics and Business Administration
Deputy Chairman of the Board of Directors since 2005
Joined the Board of Directors in 2002
Re-elected 2006, term expires 2008

- Chairman of the Boards of Dagrofa A/S, Scandinavian Holding A/S and Skandinavisk Tobakskompagni A/S
- Deputy Chairman of the Board of Tivoli A/S
- Director of Axcel II, Fritz Hansen A/S, Skodsborg Kurhotel & Spa A/S and Skodsborg Sundhedscenter A/S

**Contact details:** Skandinavisk Tobakskompagni A/S, Tobaksvejen 4, 2860 Søborg, Denmark

**Competencies**

- International experience from the business-to-consumer segment, production, sale and branding as CEO of Skandinavisk Tobakskompagni A/S in 1993-2006 and now as Chairman of the company
- Business political experience as member of the Executive Committee of the Confederation of Danish Industries

**Shareholding**

Holding of Danisco shares at 30 April 2007: 2,405
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0



### 3. HÅKAN BJÖRKLUND

Born 1956
PhD Neuroscience
Board member
Joined the Board of Directors in 2004
Re-elected 2006, term expires 2008

- CEO of Nycomed Holding A/S
- Director of Atos AB and Coloplast A/S

**Contact details:** Nycomed Group, Langebjergvej 1, 4000 Roskilde, Denmark

**Competencies**
- International experience from the pharmaceutical industry, e.g. as CEO of Nycomed Holding A/S
- Considerable experience of R&D, including biotechnology, in a global corporation

**Shareholding**
Holding of Danisco shares at 30 April 2007: 0
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0

### 4. KIRSTEN DREJER

Born 1956
PhD Pharmacology
Board member
Joined the Board of Directors in 2006
Term expires 2008

- CEO of Symphogen A/S
- Director of BioCentrum DTU and Bioneer A/S

**Contact details:** Symphogen A/S, Elektrovej, Building 375, 2800 Lyngby, Denmark

**Competencies**
- 20 years' experience from the pharmaceutical industry. Before Symphogen several scientist and managerial positions at Novo Nordisk, including three years as project manager, one year as Head of Diabetes Pharmacology, four years as Director of Diabetes Discovery and three years as Corporate Facilitator

**Shareholding**
Holding of Danisco shares at 30 April 2007: 0
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0

## 5. LIS GLIBSTRUP

Born 1948
MSc Chemical Engineering
Board member elected by the employees
Joined the Board of Directors in 2002
Re-elected 2006, term expires 2010

- Product Service Manager

**Contact details:** Danisco A/S, Edwin Rahrs Vej 38, 8220 Brabrand, Denmark

**Shareholding**
Holding of Danisco shares at 30 April 2007: 915
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 300

## 6. PETER HØJLAND

Born 1950
BSc Economics and Business Administration
Board member
Joined the Board of Directors in 1998
Re-elected 2005, term expires 2007

- Managing Director of Transmedica Holding A/S
- Chairman of the Boards of Amrop-Hever A/S, Bikuben Fondene, Danish Centre for Management, Siemens A/S and Transmedica A/S
- Deputy Chairman of the Boards of BPT Arista A/S and Nordicom A/S
- Director of Danske Bank A/S, Knud Wexøe A/S and Rambøll Gruppen A/S

**Contact details:** Transmedica A/S, Vesterbrogade 6D, 6., 1620 Copenhagen V, Denmark

**Competencies**
- International experience from the business-to-business segment and heavy industry as former CEO of Superfos A/S in 1994-1999. Board experience with listed companies, e.g. Danske Bank A/S and Nordicom A/S

**Shareholding**
Holding of Danisco shares at 30 April 2007: 1,000
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0

## 7. FLEMMING KRISTENSEN

Born 1960
Board member elected by the employees
Joined the Board of Directors in 2005
Re-elected 2006, term expires 2010

- Senior Shop Steward

**Contact details:** Danisco Grindsted, Tårnvej 25, 7200 Grindsted, Denmark

**Shareholding**
Holding of Danisco shares at 30 April 2007: 2
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0

## 8. BENT WILLY LARSEN

Born 1944
Board member elected by the employees
Joined the Board of Directors in 2002
Re-elected 2006, term expires 2010

- Engineer

**Contact details:** Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, 4900 Nakskov, Denmark

**Shareholding**
Holding of Danisco shares at 30 April 2007: 115
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares 2006/07: 0

## 9. MATTI VUORIA

Born 1951
Master of Law
Board member
Deputy Chairman 2002-2005
Joined the Board of Directors in 1999
Re-elected 2005, term expires 2007

- CEO of Varma Mutual Pension Insurance Company
- Chairman of the Board of Winwind Oy
- Director of Sampo Plc, Stora Enso Oyj and Wärtsilä Corporation

**Contact details:** Varma Mutual Pension Insurance Company, P.O. Box 1, 00098 Varma, Finland

**Competencies**
- Board experience, also from listed companies
- International experience from the business-to-business segment and heavy industry, organisational and public authority experience as former government official dealing with the EU, Russia and Eastern Europe

**Shareholding**
Holding of Danisco shares at 30 April 2007: 200
Sale of Danisco shares 2006/07: 0
Purchase of Danisco shares 2006/07: 0

# Executive Board

### 1. TOM KNUTZEN

Born 1962
MSc Economics and Business Administration
CEO
Employed in Danisco since 1 February 2006

• Director of Nordea Bank AB (publ)

**Contact details:** Danisco A/S, Langebrogade 1,
P.O. Box 17, 1001 Copenhagen K, Denmark

**Shareholding**
Holding of Danisco shares at 30 April 2007: 4,000
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 1,500

### 2. SØREN BJERRE-NIELSEN

Born 1952
MSc Economics and Business Administration,
state-authorised public accountant
CFO responsible for Finance and IT
Employed in Danisco in current position since 1995

• Chairman of Danmarks Nationalbank
• Deputy Chairman of the Board of VKR Holding A/S
• Director of Carlsberg A/S

**Contact details:** Danisco A/S, Langebrogade 1,
P.O. Box 17, 1001 Copenhagen K, Denmark

**Shareholding**
Holding of Danisco shares at 30 April 2007: 4,500
Sale of Danisco shares in 2006/07: 45,977
Purchase of Danisco shares in 2006/07: 45,977

### 3. MOGENS GRANBORG

Born 1947
MSc Chemical Engineering, PhD Industrial Research,
Graduate Diploma (Finance)
Executive Vice President responsible for Danisco Sugar
A/S and Flavours
Employed in Danisco since 1988, in current position
since 1989

• Chairman of the Boards of DSB, Dyrup A/S and
Monberg & Thorsen A/S

**Contact details:** Danisco A/S, Langebrogade 1,
P.O. Box 17, 1001 Copenhagen K, Denmark

**Shareholding**
Holding of Danisco shares at 30 April 2007: 1,498
Sale of Danisco shares in 2006/07: 45,977
Purchase of Danisco shares in 2006/07: 45,977

# Executive Committee

### 1. TOM KNUTZEN

### 2. SØREN BJERRE-NIELSEN

### 3. MOGENS GRANBORG

### 4. OLE SØGAARD ANDERSEN

Born 1952
MSc Economics
Chief Sales & Application Officer responsible for Sales & Application Food Ingredients
Employed in Danisco since 2002

**Contact details:** Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark

### 5. LEIF KJÆRGAARD

Born 1946
MSc Chemical Engineering, PhD
Chief Technology Officer
Employed in Danisco since 1979

**Contact details:** Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark

### 6. STINA BJERG NIELSEN

Born 1966
MSc Chemical Engineering, Master of Food and Agricultural Biotechnology
Graduate Diploma (Business Administration)
Senior Vice President Corporate HR
Employed in Danisco since March 2007

**Contact details:** Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark

### 7. TJERK DE RUITER

Born 1959
Master of International Management
CEO Genencor
Employed in Danisco since 1999

**Contact details:** Genencor International, Inc., 200 Meridian Centre Boulevard, Rochester, NY 14618, USA

### 8. FABIENNE SAADANE-OAKS (MEMBER AS OF 1 JULY 2007)

Born 1958
Master of Mechanical Engineering, MBA
President Cultures
Employed in Danisco since 2004

**Contact details:** Danisco France SARL, 20 rue Brunel, 75017 Paris, France

### 9. TORBEN SVEJGÅRD

Born 1955
MSc Economics
CEO Texturants & Sweeteners
Employed in Danisco since 1991

**Contact details:** Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark



From left Leif Kjærgaard (5), Torben Svejgård (9), Ole Søgaard Andersen (4), Tjerk de Ruiter (7), Søren Bjerre-Nielsen (2), Stina Bjerg Nielsen (6), Mogens Granborg (3), Fabienne Saadane-Oaks (8), Tom Knutzen (1).

# Definition of key figures and financial ratios

**EBITDA margin %** = $\frac{\text{EBITDA before special items} \times 100}{\text{Revenue}}$

**EBIT margin %** = $\frac{\text{EBIT before special items} \times 100}{\text{Revenue}}$

**Return on net operating assets (RONOA) %** = $\frac{\text{EBIT before special items and share-based payments} \times 100}{\text{Average net operating assets}}$

**Return on invested capital (ROIC) %** = $\frac{\text{EBIT before special items} \times 100}{\text{Average invested capital including goodwill, accumulated amortised goodwill added}}$

**Return on equity (ROE) %** = $\frac{\text{Profit for the year attributable to equity holders of the parent} \times 100}{\text{Average equity excluding minority interests}}$

**NIBD/EBITDA ratio** = $\frac{\text{Average NIBD}}{\text{EBITDA before special items and share-based payments}}$

**Basic earnings per share (EPS)** = $\frac{\text{Profit for the year attributable to equity holders of the parent}}{\text{Average number of shares}}$

**Diluted earnings per share (DEPS)** = $\frac{\text{Profit for the year attributable to equity holders of the parent}}{\text{Average number of shares, diluted}}$

**DEPS before amortisation of goodwill** = $\frac{\text{Profit for the year attributable to equity holders of the parent before amortisation of goodwill}}{\text{Average number of shares, diluted}}$

**DEPS before amortisation of goodwill,special items and discontinued operations** = $\frac{\text{Profit for the year attributable to equity holders of the parent, before amortisation of goodwill, special items and discontinued operations after tax}}{\text{Average number of shares, diluted}}$

**Cash flow per share, diluted** = $\frac{\text{Cash flow from operating activities}}{\text{Average number of shares, diluted}}$

**Book value per share, diluted** = $\frac{\text{Equity excluding minority interests}}{\text{Number of shares at year-end, diluted}}$

**Share price/Book value, diluted** = $\frac{\text{Share price}}{\text{Book value per share, diluted}}$

**Price/earnings, basic** = $\frac{\text{Share price}}{\text{EPS}}$

**Price/earnings, diluted** = $\frac{\text{Share price}}{\text{DEPS}}$

**Pay-out ratio %** = $\frac{\text{Dividend} \times 100}{\text{Profit for the year attributable to equity holders of the parent}}$

| | | |
|---|---|---|
| **EBITDA** | = | Operating profit before depreciation and amortisation |
| **EBIT** | = | Operating profit before special items (for analytical purposes) |
| **Net operating assets (NOA)** | = | Invested capital excluding goodwill |
| **Invested capital** | = | Working capital, intangible assets, property, plant and equipment and other provisions |
| **NIBD** | = | Net interest-bearing debt |

The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

# Danisco's divisions.

**Genencor**

Genencor is the second-largest enzymes producer in the world and is responsible for the entire development and production of enzymes at Danisco.The division is also responsible for global sales of enzymes for use in detergents, textiles, bioethanol, feed, chemical processes etc. However, sales of food enzymes are undertaken by the global sales organisation for food ingredients (SAFI). Generally, the costs and environmental impact of enzymes applications are lower than those of the chemical-based alternatives.The product area is mainly based on protein and fermentation technology. The division also produces betaine, which is used in, for instance, feed supplement. Betaine is extracted primarily from sugar beet.

**Cultures**

Cultures is the second-largest global producer of cultures and media. Moreover, the division has a leading market position within food safety products, for instance antioxidants and antimicrobial organisms for the global food industry. The division also sells enzymes for cheese production. Major customer segments include the cheese, dairy, meat and health markets. Sales are undertaken by the global sales organisation for food ingredients (SAFI).This business area is based on microbial metabolism and fermentation technologies.

**Texturants & Sweeteners**

The division has a leading market position and offers a wide and strong product range within texturants and natural sweeteners.The products are mainly sold to the food industry by the global sales organisation for food ingredients (SAFI).

- Leading global supplier of emulsifiers to the food industry. Emulsifiers facilitate the mixture of oil and water and are used in both traditional and low-fat food production. The division also comprises industrial products such as GRINDSTED® SOFT-N-SAFE for the plastics industry. The most important raw materials are vegetable oils and organic acids.
- Danisco is the second-largest producer of stabilisers worldwide and has production facilities all over the world. Stabilisers are widely used in food production with the fruit and dairy industries being the biggest customer segments.The most important raw materials are citrus fruits, legumes and seaweed.
- Leading global supplier of functional systems based mainly on emulsifiers and stabilisers. Food producers increasingly buy blends rather than single ingredients to optimise quality and production processes.
- Leading global producer of xylitol with production in Europe, North America and China.The product range also includes other sweeteners such as Litesse® and fructose based on natural sweeteners.

**Flavours**

Through organic growth and acquisitions, Danisco has established itself in the global flavour industry.Western Europe is the biggest single market.The major customer segments are beverages and dairy with fruit and vanilla being the biggest flavour categories. Sales are undertaken by the global sales organisation for food ingredients (SAFI). On 3 May 2007, Danisco signed an agreement on the divestment of Flavours to Swiss-based Firmenich.

**Sugar**

Danisco produces sugar in Denmark, Finland, Germany, Lithuania and Sweden with the majority of sales being in Northern Europe. Add to this the production of seed and feed products.The division is among the most efficient sugar producers in Europe – a goal, which is maintained after the announced restructuring following the EU sugar reform. Sales are mainly targeted at industrial customers. It has been decided to establish bioethanol production in conjunction with the sugar factory in Germany. Sales are mainly carried out by Sugar's own sales organisation.

**www.danisco.com**

At Danisco's website the entire product range is made available in one place, providing an overview of our products and applications, innovation, health & nutrition and food protection.The website also includes information about Danisco's financial performance, news and human resources.

# Contact Danisco

## Danisco A/S

Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
CVR no. 11350356

## Staff functions

**Investor Relations**
www.danisco.com/investor
investor@danisco.com

**Media Relations**
www.danisco.com/media
info@danisco.com

**Corporate Human Resources**
www.danisco.com/jobs
corporatehr@danisco.com

**Sustainability**
www.danisco.com/sustainability
sustainability@danisco.com

## Divisions

**Texturants & Sweeteners**
Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
www.danisco.com/texturants_sweeteners

**Genencor**
925 Page Mill Road
Palo Alto, CA 94304
USA
Tel. +1 650-846-7500
www.genencor.com

Cultures
Danisco France SARL
20 rue Brunel
75017 Paris
France
Tel. +33 1 5660 4700
www.danisco.com/cultures

Flavours*
Danisco Belgium S.A.
Rue Jean Lenoir, 9
1348 Louvain-La-Neuve
Belgium
Tel. +32 (0) 1045 3445
www.danisco.com/flavours

Sugar
Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
www.danisco.com/sugar

* On 3 May 2007 Danisco signed an agreement to divest Flavours to Firmenich, Switzerland.



DANISCO

First you add knowledge...

END

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com